КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

ОАО «КУЗБАССЭНЕРГО»

Россия, 650000, г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

23.01.2007г. № 70-258/31

На № ________ от ________

RECEIVED

January 12, 2007

07020692

SUPPL

PROCESSED

FEB 0 2 2007

THOMSON
FINANCIAL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Re: JSC Kuzbassenergo 12G3-2(B) Exemption No.: 82-4633

Dear Sir or Madam:

In connection with «Kuzbassenergo» exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED THIS LETTER**.

The Bank of New York acts as depositary bank for the above referenced company under the **Form F-6 registration statement number: 333-7690**, which was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/ 19 /1997**.

Sincerely,

Sergey Mikhailov
General Director

Кузбасское открытое акционерное общество энергетики и электрификации «Кузбассэнерго»
ОАО "Кузбасс-энерго"

+7 3842 29-39-00
+7 3842 39-05-10

1/31

CHANGINS IN THE LIST OF AFFILIATED PERSONS in

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer: 0 0 0 6 4 – A

by 2 7 1 0 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

General director ____________ (signature) S. N. Michailov (Surname)

Date " 27 " October 20 06 Seal:

Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго" ОАО "Кузбасс-энерго"

II. The changings made in the list of affiliated persons since 17.10.2006 till 27.10.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Since 26.10.2006, the federal law 26.07.2006 №135 "About the protection of competition rights" came into effect.	26.10.2006	26.10.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Michailova Larisa Vasilievna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Michailova Larisa Vasilievna	Kemerovo	The member of the group – the wife of the General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
2.	Michailov Andrey Sergeevich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
2.	Michailov Andrey Sergeevich	Novosibirsk	The member of the group – the son of the General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00
	2	3	4	5	6	7
3.	Michailov Andrey Sergeevich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
2.	Michailov Alexsey Sergeevich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
3.	Michailov Alexsey Sergeevich	Novosibirsk	The member of the group – the son of the General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
4.	Michailova Alevtina Georgievna was not an affiliated person of the company up to 26.10.2006, *thus* the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
4.	Michailova Alevtina Georgievna	Tajga, Kemerovo region	The member of the group – the mother of the General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
5.	Michailov Evgeniy Nikolaevich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
5.	Michailov Evgeniy Nikolaevich	Novosibirsk	The member of the group – the brother of the General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
6.	Ryabov Vladimir Vladimirovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
6.	Ryabov Vladimir Vladimirovich	Prokopievsk, Kemerovo region	General Director of limited liability company "Prokopievskenergo", The member of the group with the same person – General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
7.	Ryabova Ludmila Vladimirovna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
7.	Ryabova Ludmila Vladimirovna	Prokopievsk, Kemerovo region	The member of the group – the wife of the General director of limited liability company "Prokopievskenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
8.	Ryabov Kirill Vladimirovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
8.	Ryabov Kirill Vladimirovich	Prokopievsk, Kemerovo region	The member of the group – the son of the General director of limited liability company "Prokopievskenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
9.	Ryabova Galina Michailovna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
9.	Ryabova Galina Michailovna	Kiselevsk, Kemerovo region	The member of the group – the mother of the General director of limited liability company "Prokopievskenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
10.	Ryabov Vladimir Borisovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
10.	Ryabov Vladimir Borisovich	Kiselevsk, Kemerovo region	The member of the group – the father of the General director of limited liability company "Prokopievskenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
11.	Bibik Oksana Vladimirovna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
11.	Bibik Oksana Vladimirovna	Kiselevsk, Kemerovo region	The member of the group – the sister of the General director of limited liability company "Prokopievskenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
12.	Trushkov Vyacheslav Leonidovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
12.	Trushkov Vyacheslav Leonidovich	Kemerovo	General director of Closed Joint Stock Company "Autotransport company "Kuzbassenergo", the member of the group with the same person – General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
13.	Lermontov Uriy Borisovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
13.	Lermontov Uriy Borisovich	Kemerovo	General director of Joint Stock Company "Kuzbass energyreparing company", the member of the group with the same person – General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
14.	Kovalenko Anatoliy Antonovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
14.	Kovalenko Anatoliy Antonovich	Kemerovo	Acting as General director of Joint Stock Company "Kuzbassenergoservice", the member of the group with the same person – General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
15.	Yashinin Vladimir Borisovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
15.	Yashinin Vladimir Borisovich	Kemerovo	General director of Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo", the member of the group with the same person – General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
16.	Nikonova Valentina Egorovna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
16.	Nikonova Valentina Egorovna	Kemerovo	The member of the group – the mother of the General director of Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7

17.	Voronkova Irina Aleksandrovna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
17.	Voronkova Irina Aleksandrovna	Kemerovo	The member of the group – the wife of the General director of Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
18.	Yashinin Michail Vladimirovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
18.	Yashinin Michail Vladimirovich	Kemerovo	The member of the group – the son of the General director of Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
19.	Agafonova Tamara Nikolaevna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
19.	Agafonova Tamara Nikolaevna	Kemerovo	Chief medical officer of Closed Joint Stock company Medico Sanitary Centre "Health Centre Energetic", the member of the group with the same person – General director of limited liability company "Kuzbassenergo"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
20.	Tarasova Maria Ivanovna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
20.	Tarasova Maria Ivanovna	Kemerovo	The member of the group – the mother of the Chief medical officer of Closed Joint Stock company Medico Sanitary Centre "Health Centre Energetic"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
21.	Agafonov Aleksandr Nikolaevich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
21.	Agafonov Aleksandr Nikolaevich	Kemerovo	The member of the group – the husband of the Chief medical officer of Closed Joint Stock company Medico Sanitary Centre "Health Centre Energetic"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
22.	Agafonov Andrey Sergeevich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
22.	Agafonov Andrey Sergeevich	Kemerovo	The member of the group – the son of the Chief medical officer of Closed Joint Stock company Medico Sanitary Centre "Health Centre Energetic"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
23.	Agafonov Dmitriy Aleksandrovich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
23.	Agafonov Dmitriy Aleksandrovich	Kemerovo	The member of the group – the son of the Chief medical officer of Closed Joint Stock company Medico Sanitary Centre "Health Centre Energetic"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
24.	Urajskaya Irina Nikolaevna was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
24.	Urajskaya Irina Nikolaevna	Kemerovo	The member of the group – the sister of the Chief medical officer of Closed Joint Stock company Medico Sanitary Centre "Health Centre Energetic"	26.10.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
25.	Tarasov Igor Nikolaevich was not an affiliated person of the company up to 26.10.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
25.	Tarasov Igor Nikolaevich	Kemerovo	The member of the group – the brother of the Chief medical officer of Closed Joint Stock company Medico Sanitary Centre "Health Centre Energetic"	26.10.2006	0,00	0,00

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer: 0 0 0 6 4 – A

by 2 6 0 9 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: **http://www.kuzbassenergo.ru/invest/doc/mandatory/list/**

General director ____________ (signature) S. N. Michailov (Surname)

Date " 26 " September 20 06 Seal:

ОАО "Кузбасс-энерго" Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго"

Коды эмитента	
ИНН	4200000333
ОГРН	1024200678260

II. The changings made in the list of affiliated persons since 21.09.2006 till 26.09.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The transmission of the share of Open JSC "Kuzbassenergo" in the assessed capital of Open JSC "Invest Production company Vodocanal".	21.09.2006	26.09.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "Invest Production company Vodocanal"	3, Kirpichnaya str., Prokopievsk. Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	28.10.2001	0,00	0,00
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	09.06.2005		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "Invest Production company Vodocanal".	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Is not an affiliated person.	21.09.2006		

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer: 0 0 0 6 4 – A

by 3 0 0 9 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: **http://www.kuzbassenergo.ru/invest/doc/mandatory/list/**

General director	(signature)	S. N. Michailov (Surname)
Date " 02 " October 20 06	Seal:	

Seal: Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго" ОАО "Кузбасс-энерго"

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

I. The list of affiliated persons by 3 0 0 9 2 0 0 6

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person , %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
2.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company (Chairman ob the Board of Directors)	26.06.2006	0,027	0,027
3.	Dudin Oleg Valentinivich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
4.	Evseenko Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
5.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00

6.	Zarhin Vitaliy Urievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
7.	Kochetkova Tatiana Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
8.	Mazikin Valentin Petrovich	Leninck-Kuznezkiy, Kemerovo region. Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
10.	Sorokin Igor Urievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
11.	Shtykov Dmitriy Viktorovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,00	0,00
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
13.	Gretsingher Uriy Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0,00	0,00
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0,00	0,00
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company (The President)	30.09.2002	0,00	0,00
			Sole executive body of the joint stock company	21.06.2002		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: - JSC "South-Kuzbass GRES"; -JSC "West-Siberian TETs"; - JSC "Kuzbass power sales company").	01.07.2006		
18.	Sheybak Uriy Vladimirovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	20.07.2006	0,00	0,00
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993	49,00	49,00
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo")	26.06.2006		
20.	*Closed Joint Stock Company* "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, *shares) composed the authorized* (pooled capital) of this person	30.04.2004	0,00	0,00

			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	29.05.2006		
21.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	29.05.2006	0,00	0,00
22.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka settlement, Kemerovo district, Kemerovo	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000		
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body).	30.05.2005		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: more than 50% of this legal entity's Board of Directors was elected).	09.06.2005	0,00	0,00
23.	Joint Stock Company Engineering-analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia .	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	13.06.2006	0,00	0,00
24.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	22.01.1997		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by the issuer more than 50% of the structure of the Board of Directors of the person)	16.05.2005	0,00	0,00
25.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	14.06.2005	0,00	0,00

26.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004	0,00	0,00
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	13.06.2006		
27.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	31.03.2004	0,00	0,00
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	29.05.2006		
28.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	20.09.2000	0,00	0,00
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	15.06.2006		
29.	Open JSC "South-Kuzbass GRES"	20, Komsomolskaya str., Kaltan, Kemerovo region, Russia	Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the legal entity).	01.07.2006	0,00	0,00

30.	Open JSC "West-Siberian TETs"	23, Severnoye Shosse, Novokuznezk, Kemerovo region, Russia	Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the legal entity).	01.07.2006	0,00	0,00
31.	Open JSC "Kuzbass power sales company"	90/4, Lenina prospect. Kemerovo, Russia	Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the legal entity).	01.07.2006	0,00	0,00
32.	Open Joint Stock Company "Siberian Coal and Energy Company"	22-7, Derbenevskaya quay, Moscow, Russia, 115998	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person.	14.11.2005	43,48	43,48

II. Changes in the list of affiliated persons occurred during the period since 27.04.2006 till 15.06.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The changing in the Board membership in JSC"Kuzbassenergo"	20.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Petrov Leonid Prochorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company.	14.05.2004	0,00	0,00

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Sheybak Uriy Vladimirovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company.	20.07.2006	0,00	0,00

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The date of state registration of the companies, created in the result of reorganization of JSC "Kuzbassenergo" in the form of separation.	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
			The person fulfills the authorities of the unique executive body of the JSC.	21.06.2002		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo. Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
			The person fulfills the authorities of the unique executive body of the JSC.	21.06.2002		

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person fulfills the authorities of the unique executive body of another legal entity): - JSC "South-Kuzbass GRES"; -JSC "West-Siberian TETs";	01.07.2006		

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The date of state registration of the companies, created *in the result* of reorganization of JSC "Kuzbassenergo" in the form of separation.	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "South-Kuzbass GRES"	20, Komsomolskaya str., Kaltan, Kemerovo region, Russia	Person is a *member* of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the legal entity).	01.07.2006	0,00	0,00

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The date of state registration of the companies, created in the result of reorganization of JSC "Kuzbassenergo" in the form of separation.	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "South-Kuzbass GRES"	23, Severnoye shosse, Novokuznezk, Kemerovo region. Russia	Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the legal entity).	01.07.2006	0,00	0,00

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Sale of share of the JSC "Kuzbassenergo" in the chartered capital of the limited liability company "Investment- production association Vodocanal".	21.09.2006	26.09.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	28.10.2001	0,00	0,00

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Reason owing to which limited liability company "Kuzbassenergo" more than 50 % of the Boards of this company are elected to the Boards of Directors of the given legal entity.	09.06.2005		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Is not an affiliated person	21.09.2006		

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The date of state registration of the companies, created in the result of reorganization of JSC "Kuzbassenergo" in the form of separation.	01.07.2006	29.09.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
			The person fulfills the authorities of the unique executive body of the JSC.	21.06.2002		
			Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the other legal entity): - JSC "South-Kuzbass GRES"; -JSC "West-Siberian TETs";	01.07.2006		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
			The person fulfills the authorities of the unique executive body of the JSC.	21.06.2002		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: - JSC "South-Kuzbass GRES"; -JSC "West-Siberian TETs"; - JSC "Kuzbass power sales company").	01.07.2006		

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The date of state registration of the companies, created in the result of reorganization of JSC "Kuzbassenergo" in the form of separation.	01.07.2006	29.09.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stock of the joint stock company owned by th affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "South-Kuzbass GRES"	90/4,Lenina prospect, Kemerovo, Russia	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to	01.07.2006	0,00	0,00

			which the joint stock company belongs, concurrently acting as unique executing body of the legal entity).			

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE SUBSTANTIAL FACT "THE MATERIAL ABOUT THE APPEARANCE OF A PERSON IN THE ISSUER'S ROLL, WHO HAS MORE THAN 25 PERCENTS OF HIS EMISSIVE SECURITIES"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5 Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***the "Kuzbass" newspaper***, ***"The Supplement to Vestnik of Russia FSFR"***.

1.9. The substantial fact (facts) code (codes): ***0700064A18092006.***

2. Subject matter

2.1. The type, category, series and the other identifiers of the securities: ***ordinary registered no documentary shares***.

2.2. Full and abbreviated names (for nonprofit institutions - name): ***the joint-stock company "Alfa-Bank", JSC "Alfa-Bank";***

Location: ***107078, Moscow, Kalanchevskaya st., 27;***

The postal address for receiving of a juridical person's (registered in the issuer's system of the shareholders' roll making) postings: ***107078, Moscow, Academician Sakharov ave., 12, Depositary.***

Nominal holder.

2.3. The issuer's securities share, registered under the name, registered in the issuer's system of the shareholders' roll making: ***43,48 %.***

2.4. The entry date under a personal account, registered in the issuer's system of the shareholders' roll making: ***18.09.2006.***

3. Signature

3.1. Director General/ signature/ S.N. Michailov

3.2. October 6, 2006 Seal

ОАО "Кузбасс-энерго" Кузбасское открытое акционерное общество энергетики и электрификации

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH MAY INFLUENCE THE JOINT-STOCK COMPANY SECURITY PRICES

"About the joint-stock company purchase of the authorized capital Market Share (share account) of another proprietary organization, that makes not less than 5 percents, or a share fraction of another joint-stock company, that makes not less than 5 percents, and also about this fraction changes if it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75 percents"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5 Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***According to the regulations item 8.6.3. of the information releasing by the issuers of issuing securities this information is not to be published in the periodical press.***

2. Subject matter

2.1. Full trade name, location of the proprietary organization, the authorized capital Market share (share account) (common shares) of which was bought by the issuer or if the issuer's mentioned Market share changed: **the joint-stock company "Investment-production enterprise Vodocanal"**

2.2. The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization before changes, and in case when this organization is a joint-stock company, - issuer's common share fraction of such joint-stock company before changes:

The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization before changes: **74,52 %.**

2.3. The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization after changes, and in case when this organization is a joint-stock company, - issuer's common share fraction of such joint-stock company after changes:

The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization after changes: **0 %.**

2.4. The date, when the issuer's Market share (share account) in the authorized capital of the mentioned organization changed – **21.09.2006.**

3. Signature

2.1. Director General/ signature/ S.N. Michailov

2.2. September 26, 2006 Seal

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH MAY INFLUENCE THE JOINT-STOCK COMPANY SECURITY PRICES

"About the joint-stock company purchase of the authorized capital Market Share (share account) of another proprietary organization, that makes not less than 5 percents, or a share fraction of another joint-stock company, that makes not less than 5 percents, and also about this fraction changes if it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75 percents"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5 Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***According to the regulations item 8.6.3. of the information releasing by the issuers of issuing securities this information is not to be published in the periodical press.***

2. Subject matter

2.1. Full trade name, location of the proprietary organization, the authorized capital Market share (share account) (common shares) of which was bought by the issuer or if the issuer's mentioned Market share changed: ***the limited liability company "Sbytenergo".***

2.2. The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization before changes, and in case when this organization is a joint-stock company, - issuer's common share fraction of such joint-stock company before changes:

The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization before changes: **100 %.**

2.3. The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization after changes, and in case when this organization is a joint-stock company, - issuer's common share fraction of such joint-stock company after changes:

The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization after changes: **0 %.**

2.4. The date, when the issuer's Market share (share account) in the authorized capital of the mentioned organization changed – **27.09.2006.**

3. Signature

3.1. Director General/ signature/ S.N. Michailov

3.2. October 17, 2006 Seal

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH MAY INFLUENCE THE JOINT-STOCK COMPANY SECURITY PRICES "INFORMATION ABOUT THE DECISIONS TAKEN BY THE JOINT-STOCK COMPANY BOARD (SUPERVISION COMMITTEE)"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5. Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***According to the regulations item 8.6.3. of the information releasing by the issuers of issuing securities this information is not to be published in the periodical press.***

2. Subject matter

2.1. The board meeting date, where the appropriate decision was taken: ***September 28, 2006.***

2.2. The journal number and drawing up date of the Board meeting, where the appropriate decision was taken: ***October 3, 2006. № 6/12.***

2.3. The subject matter of the decisions taken by the issuer's Board under the following question №11***: "About the Company affiliated branch establishment in Barnaul".***

Decision: ***1. To establish the Company affiliated branche in Barnaul, Altaysky kray.***

2.To expand the Company affiliated brunches and representatives list, that is the Company Article Enclosure №1:

Name	***Location***
Barnaulsky	***656037, Russia, Barnaul, Brilliantovaya st., 2***

3.To entrust the Company Director General to:

- ***to secure the holding of all technical-organizational measures, connected with the affiliated brunch establishment, including:***
- ***working out and endorsement of the affiliated brunch Regulations;***
- ***letter of attorney issue to the affiliated brunch director under the Company name.***

Signature

3.1. Director General/ signature/ S.N. Michailov

3.2. October 3, 2006 Seal

ОАО "Кузбасс-энерго"

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer | 0 | 0 | 0 | 6 | 4 | – | A |

by | 2 | 9 | | 0 | 9 | | 2 | 0 | 0 | 6 |

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

General director	(signature)	S.N. Michailov (Surname)
Date " 29 " September 20 06	Seal:	

ОАО "Кузбасс-энерго"

Коды эмитента	
ИНН	4200000333
ОГРН	1024200678260

II. The changings made in the list of affiliated persons since 31.07.2006 till 29.09.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The date of state registration of the companies, created in the result of reorganization of JSC "Kuzbassenergo" in the form of separation.	01.07.2006	29.09.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Michailov Sergey Nikolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
			The person fulfills the authorities of the unique executive body of the JSC.	21.06.2002		
			Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the other legal entity): - JSC "South-Kuzbass GRES"; -JSC "West-Siberian TETs";	01.07.2006		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person. %
1	2	3	4	5	6	7
1.	Michailov Sergey Nikolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0,00	0,00
			The person fulfills the authorities of the unique executive body of the JSC.	21.06.2002		
			Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the other legal entity): - JSC "South-Kuzbass GRES"; -JSC "West-Siberian TETs"; - JSC "Kuzbass power sales company"	01.07.2006		

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The date of state registration of the companies, created in the result of reorganization of JSC "Kuzbassenergo" in the form of separation.	01.07.2006	29.09.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "Kuzbass power sales company"	90/4, Prospect Lenina, Kemerovo, Russia	Person is a member of group of persons to which the joint stock company belongs (natural person fulfilling the working duties in JSC "Kuzbassenergo", concurrently acting as unique executing body of the other legal entity)	01.07.2006	0,00	0,00

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH MAY INFLUENCE THE JOINT-STOCK COMPANY SECURITY PRICES

"About the joint-stock company purchase of the authorized capital Market Share (share account) of another proprietary organization, that makes not less than 5 percents, or a share fraction of another joint-stock company, that makes not less than 5 percents, and also about this fraction changes if it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75 percents"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5 Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***According to the regulations item 8.6.3. of the information releasing by the issuers of issuing securities this information is not to be published in the periodical press.***

2. Subject matter

2.1. Full trade name, location of the proprietary organization, the authorized capital Market share (share account) (common shares) of which was bought by the issuer or if the issuer's mentioned Market share changed: **the joint-stock company "Kuzbassetremont"**

2.2. The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization before changes, and in case when this organization is a joint-stock company, - issuer's common share fraction of such joint-stock company before changes:

The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization before changes: **100 %.**

2.3. The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization after changes, and in case when this organization is a joint-stock company, - issuer's common share fraction of such joint-stock company after changes:

The issuer's Market share (share account) (common shares) in the authorized capital of the mentioned organization after changes: **0 %.**

2.4. The date, when the issuer's Market share (share account) in the authorized capital of the mentioned organization changed – **30.09.2006.**

3. Signature

3.1. Director General/ signature/ S.N. Michailov

3.2. October 17, 2006 Seal

ОАО "Кузбасс-энерго"

CHANGINS IN THE LIST OF AFFILIATED PERSONS in

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer: 0 0 0 6 4 – A

by 1 7 1 0 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Коды эмитента	
ИНН	4200000333
ОГРН	1024200678260

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005 .)

(подпись)

A.K. Erofeev
(Surname)

Date “ 17 ” October 20 06

Seal: Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго" ОАО "Кузбасс-энерго"

II. Changes in the list of affiliated persons occurred during the period since 01.10.2006 till 17.10.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The transmission of common stock Open JSC “Kuzbasssetremont” in accordance with separating balance Open JSC “Kuzbassenergo” on the balance of Open JSC “Kuzbassenergo – regional eclectic company ”.	30.09.2006	17.10.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "Kuzbasssetremont"	1, Nevskogo str, Novokuznezk, Kemerovo region, Russia, 654079	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004	0,00	0,00
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of *this affiliated person.* Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	14.06.2005		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open JSC "Kuzbasssetremont"	1, Nevskogo str., Novokuznezk, Kemerovo region, Russia, 654079	Is not an affiliated person	30.09.2006		

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	The transmission of the share in the assessed capital Limited Liability company "Sbytenergo" in accordance with the separating balance of "Kuzbassenergo" on the balance of Open JSC "Kuzbassenergo – regional eclectic company ".	27.09.2006	17.10.2006

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7

			Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	21.03.2000		
			Person is a member of group of persons to which the joint stock company belongs (The company is an affiliated company of the issuer who is the unique shareholder of this affiliated person. Thus the issuer has the right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
1.	Limited Liability company "Sbytenergo"	14, Severnaya str., Metallploshadka settlement, Kemerovo region, Russia,652417	Person is a member of group of persons *to which the joint stock company* belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: more than 50% of this legal entity's Board of Directors was elected).	09.06.2005	0,00	0,00

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated *person*	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited Liability company "Sbytenergo"	14, Severnaya str., Metallploshadka settlement, Kemerovo region, Russia,652417	Is not an affiliated person.	27.09.2006		

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH MAY INFLUENCE THE JOINT-STOCK COMPANY SECURITY PRICES "INFORMATION ABOUT THE DECISIONS TAKEN BY THE JOINT-STOCK COMPANY BOARD (SUPERVISION COMMITTEE)"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5. Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***According to the regulations item 8.6.3. of the information releasing by the issuers of issuing securities this information is not to be published in the periodical press.***

2. Subject matter

2.1. The board meeting date, where the appropriate decision was taken: ***August 31, 2006.***

2.2. The journal number and drawing up date of the Board meeting, where the appropriate decision was taken: ***September 5, 2006. № 5/12.***

2.3. The subject matter of the decisions taken by the issuer's Board under the following question №2***: "About the Company affiliated branches liquidation".***

Decision: ***1. To liquidate the JSC "Kuzbassenergo" affiliated branches – West-Siberian TETs, South-Kuzbass GRES, Energosbyt JSC "Kuzbassenergo", Northern power lines, Eastern power lines, Central power lines, Southern power lines, Main power lines, Kuzbassenergosvyaz,.***

2. To make the following changes in the Company Article:

To unfile the items of the following matter in the Company affiliated brunches and representatives list, that is the Company Article Enclosure №1:

Name	*Location*
West-Siberian TETs	*654038, Kemerovo region, Novokuznetsk, Severnoe road, №23*
South-Kuzbass GRES	*652740, Kemerovo region, Kaltan, Komsomolskaya st.20*
Energosbyt JSC "Kuzbassenergo"	*650036, Kemerovo, Lenin ave. № 90/4*
Northern power lines	*650000, Kemerovo, Ostrovsky st., 11*
Eastern power lines	*650025, Kemerovo, Sarygin st., 11a*
Central power lines	*652644, Kemerovo region, Belovo, Inskoy village, Fasadnaya st., 35*
Southern power lines	*654005, Kemerovo region, Novokuznetsk, Stroiteley ave., 43*
Main power lines (MPL JSC "Kuzbassenergo")	*650000, Russia, Kemerovo, Kuznetsky ave., 30*
Kuzbassenergosvyaz	*650000, Russia, Kemerovo, Kuznetsky ave.,*

3. To entrust the Company Director General to:

- to secure the holding of the meetings, connected with the affiliated brunches liquidation;

- to secure the registration of the changes in the Company Article in accordance with the established legal order.

3. Signature

3.1. Acting Director General/ signature/ Y. A. Gretsinger

3.2. Date September 6, 2006 Seal

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE SUBSTANTIAL FACT: "THE MATERIAL ABOUT THE FACTS, WHICH ENTAILED MORE THAN 10 PERCENT SINGLE COST INCREASE OR DECREASE OF THE ISSUER'S ASSETS"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5 Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***the "Kuzbass" newspaper***, ***"The Supplement to Vestnik of Russia FSFR"***.

1.9. The substantial fact (facts) code (codes): ***0200064A3012006.***

2. Subject matter

2.1. The fact (facts) which entailed more than 10 percent single cost increase or decrease of the issuer's assets: ***The asset cost decrease during a current III quarter of 2006 in comparison with the previous II quarter of 2006 happened because of the JSC "Kuzbassenergo" reorganization in the form of allotment.***

2.2. The date of the fact appearance, entailed more than 10 percent single cost increase or decrease of the issuer's assets: ***30.10.2006.***

2.3. The issuer's asset costs by the date of a current period (quarter, year) end, forgoing the current period, when the substantial fact (facts) appeared: ***33 680 896 RUR.***

2.4. The issuer's asset costs by the date of a current period (quarter, year) end, when the substantial fact (facts) appeared***: 22 080 571 RUR***.

2.5. The changes of the issuer's asset costs in absolute relation and percentage ratio: ***11 600 325 RUR or 34,44%.***

3. Signature

3.1. Acting Director General/ signature/ Y. A. Gretsinger

3.2. Date November 2, 2006 Seal

3.3. Chief accountant/ signature/ S.S. Prikhodchenko

3.4. Date November 2, 2006

Открытое акционерное общество Кузбасское энергетики и электрификации * ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE DATA, WHICH MAY INFLUENCE THE JOINT-STOCK COMPANY SECURITY PRICES "INFORMATION ABOUT THE DECISIONS TAKEN BY THE JOINT-STOCK COMPANY BOARD (SUPERVISION COMMITTEE)"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5. Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***According to the regulations item 8.6.3. of the information releasing by the issuers of issuing securities this information is not to be published in the periodical press.***

2. Subject matter

2.1. The board meeting date, where the appropriate decision was taken: ***October 27, 2006.***

2.2. The journal number and drawing up date of the Board meeting, where the appropriate decision was taken: ***October 27, 2006. № 8/12.***

2.3. The subject matter of the decisions taken by the issuer's Board under the following questions:

1. about the convening of the JSC "Kuzbassenergo" shareholders' special general meeting.

DECIDED: 1. To convoke the Company shareholders' special general meeting in the form or absent voting.

To set up the close date of receiving of filled out voting papers – December 25, 2006.

To define the postal address, where the filled out voting papers are to be sent:

- ***105082, Russia, Moscow, Bolshaya Pochtovaya st., 34, building 8, JCK "Central Moscow Depositary";***
- ***650000, Russia, Kemerovo, Kuznetsky ave., 30***

2. To endorse the following agenda of the Company shareholders' special general meeting:

- ***About the approval by the JSC "Kuzbassenergo" to set up a property sale contracts with the JSC "Altayenergo, which are interrelated bargains that have interested motives.***

3. To set up the date of register of persons drawing, that have a right to participate in the Company shareholders' special general meeting: November 17, 2006.

4. To define as information (matter), which the shareholders are provided with during the preparation for the holding of the shareholders' special general meeting:

- ***draft decision of the shareholders' general meeting on the agenda item;***
- ***extract from the Company Board meeting minute, where there was made a decision to set up a property sale contracts with the JSC "Altayenergo, which are interrelated bargains that have interested motives;***

- *independent appraiser's returns of a market-value rating of the JSC "Altayenergo" property, that is a subject of sale contracts, which are interrelated bargains that have interested motives;*

5. To set up that the shareholders can read this information (matter) since December 5, 2006 till December 25, 2006 on workdays since 9 a.m. till 5 p.m. to the following addresses:

- *Kemerovo, Kuznetsky ave., 30, office 306 (the office the JSC "Kuzbassenergo" executive board office);*
- *Moscow, Bolshaya Pochtovaya st., 34, building 8, (the JSC "Central Moscow Depositary" office).*

6. To endorse the report about the holding of the shareholders' special general meeting (Enclosure №1).

7. To endorse, that the report about the holding of the Company shareholders' special general meeting is a registered letter (or handed over on receipt) to every person, mentioned in the persons' list, having the right to participate in the Company shareholders' special general meeting, and it's also published in the newspaper "Rossiyskaya gazeta" not later than December 5, 2006.

8. To determine that the voting papers are to be registered letters (or handed over on receipt) to every person, who has the right to participate in the Company shareholders' special general meeting not later than December 5, 2006.

9. To elect a secretary of the Company shareholders' special general meeting – the Chief Department – the Head of the JSC "Kuzbassenergo" machinery Golofast Dmitry Yakovlevich.

10. To endorse that the other questions connected with the holding of the shareholders' special general meeting (including the defining the property cost, that is a subject of sale contracts, which are interrelated bargains that have interested motives, and also the endorsement of the voting papers at the shareholders' special general meeting) are to be discussed at the Board meeting not later than 28.11.2006.

3. Signature

3.1. Acting Director General/ signature/ Y. A. Gretsinger

3.2. November 1, 2006 Seal

CHANGINS IN THE LIST OF AFFILIATED PERSONS in

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer: 0 0 0 6 4 – A

by 0 7 1 1 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Acting as general director (signature) U.A. Grezinger (Surname)

Data " 07 " November 20 06 Seal: Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго" ОАО "Кузбасс-энерго"

Коды эмитента	
ИНН	4200000333
ОГРН	1024200678260

II. The changings made in the list of affiliated persons since 30.10.2006 till 07.11.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Since 26.10.2006, the federal law 26.07.2006 №135 "About the protection of competition rights" came into effect.	07.11.2006	07.11.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Kovalenko Nina Vasilievna was not an affiliated person of the company up to 07.11.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Kovalenko Nina Vasilievna	Kemerovo	The member of the group – the wife of the General director of Open JSC "Kuzbassenergoservice"	07.11.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
2.	Kovalenko Ivan Anatolievich was not an affiliated person of the company up to 07.11.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
2.	Kovalenko Ivan Anatolievich	Tashkent, Uzbekistan	The member of the group – the brother of the General director of Open JSC "Kuzbassenergoservice"	07.11.2006	0,00	0,00

Contents of information on the affiliated person before the changes:

1	2	3	4	5	6	7
3.	Kovalenko Gennadiy Antonovich was not an affiliated person of the company up to 07.11.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person after the changes:

1	2	3	4	5	6	7
3.	Kovalenko Gennadiy Antonovich	Kok-Yangak, Kirgistan	The member of the group – the brother of the General director of Open JSC "Kuzbassenergoservice"	07.11.2006	0,00	0,00

Contents of information on the affiliated person <u>before</u> the changes:

1	2	3	4	5	6	7
4.	Kovalenko Andrey Anatolievich was not an affiliated person of the company up to 07.11.2006, thus the information in the list of affiliated persons was absent.					

Contents of information on the affiliated person <u>after</u> the changes:

1	2	3	4	5	6	7
4.	Kovalenko Andrey Anatolievich	Kemerovo	The member of the group – the son of the General director of Open JSC "Kuzbassenergoservice"	07.11.2006	0,00	0,00

12G3-2(B) Exemption No.: 82-4633

THE INFORMATION ABOUT THE SUBSTANTIAL FACT "INFORMATION ABOUT THE REGISTER CLOSURE DATE"

1. General data

1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of energetics and electrification.***

1.2. Abbreviated name of the issuer: ***JSC "Kuzbassenergo".***

1.3. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***

1.4. Issuer's OGRN: ***1024200678260.***

1.5. Issuer's INN: ***4200000333.***

1.6. The issuer's unique code, assigned by registering agency***: 00064-A.***

1.7. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/invest/doc/info/***

1.8. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***the "Kuzbass" newspaper***, ***"The Supplement to Vestnik of Russia FSFR"***.

1.9. The substantial fact (facts) code (codes): ***0800064A27102006.***

2. Subject matter

2.1. The type, category, series and the other identifiers of the securities: ***ordinary registered no documentary shares***, ***release registration number 1-01-00064-A.***

2.2. The shareholders' register list is for: ***the holding of the JSC "Kuzbassenergo" special general shareholder's meeting.***

2.3. The register list of the shareholders is dated on: ***November 17, 2006.***

2.4. The journal number and drawing up date of the issuer's Board meeting, where there was made a decision to make the issuer's register list of the shareholders: ***October 27, 2006, № 8/12.***

3. Signature

3.1. Acting Director General/ signature/ Y. A. Gretsinger

3.2. November 1, 2006 Seal

Approved " 03 " of November 200__ .
The Board of Directors of the Kuzbass Joint Stock Company of energetics and electrification

Minutes dd." 03 " November 200__ № 9/12

QUARTERLY REPORT

Kuzbass joint stock company of energetics and electrifications
(full company name (name for not profit institution) of the Issuer)

Code of the Issuer:	0	0	0	6	4	–	A

3rd quarter 20 06

Registered office of the Issuer: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present quarterly report is subject to disclosure in accordance with the Russian Federation legislation on securities

Deputy General Director
Date 31 October 20 06. (signature) Y.A. Gretsingher

Chief accountant of the issuer
Date 31 October 20 06. (signature) S.S.Prihkodchenko

Place of seal.

Contact person: Leading economist of the Corporate policy department
Yakovenko Natalia Alexandrovna

Telephone (384-2)29-37-61

Fax (384-2)29-37-61

e-mail: yakovenkona@kuzbe.elektra.ru

Internet page: http://www.kuzbassenergo.ru/invest/doc/msfo/
where the information of the present quarterly report is to be disclose

Contents

Preface

a) full company name and abbreviation of the issuer:
The Kuzbass Open Joint Stock Company of energetics and electrification,
JSC "Kuzbassenergo"

b) Registered office : ***№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*** ;

c) telephone, e-mail of the issuer: ***(384-2)29-33-59;***
E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published:

http://www.kuzbassenergo.ru/invest/doc/msfo/

e) general information on the Issuer's securities floatation (on floated securities):

Company has floated ordinary registered stocks with equal nominal value 1 (one) RUR per share amounted 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount RUR 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred rubles) at the nominal value.

By the Resolution of the FCCB of Russia dd. 24.06.2003 №03-1210/p an unification of additional securities issues of the Kuzbass Joint Stock company of energetics and electrification was made, resulted:

the follows State registration numbers assigned to the issues of ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification were annulled:

39-1n-00374 dd. 25.07.1994 (floatation type: closed subscription; period of floatation: 12.01.1994 - 21.01.1994; current state of the issue: floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results: 3030819 pieces.);

39-1-00970 dd. 23.11.1995 (floatation type: distribution between the shareholders: period of floatation: : 23.11.1995 - 23.11.1995; current state of the issue : floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results 603132981 pieces.).

The State registration number 1-01-00064-A was assigned to the aforementioned issues of the ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification dd. 24, June 2003

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the Issuer concerned the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors should not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the issuer's securities is tied with some risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the Issuer; bank's information; auditor; valuator and financial consultant of the Issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the Issuer

The Management Body of the Company is as follows:

- ***General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":***
- ***The Board of Directors;***
- ***Management Board;***
- ***General Director.***

The Board of Directors of the JSC "Kuzbassenergo" :

1. Bolshakov Andrey Nickolaevich , year of birth 1955;

2. Vagner Andrey Alexandrovich, year of birth 1957. - Chairman of the Board of Directors;

3.Dunin Oleg Valentinovich , year of birth 1965.;

4. Evseenkova Elena Vladimirovna, year of birth 1980;

5. Eliseeva Irina Eduardovna , year of birth 1978;

6. Zarkhin Vitaly Yurievich , year of birth 1976 ;

7. Kochetkova Tatiana Vladimirovna , year of birth 1978;

8. Mazikin Valentin Petrovich, year of birth 1945 ;

9. Platonov Vladimir Yurievich , year of birth 1959;

10. Sorokin Igor Yurievich, year of birth 1974. – First deputy chairman of the Board of Directors;

11. Shtykov Dmitry Viktorovich, year of birth, 1976.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo":

1. Grebennikov Alexey Antonovich, year of birth 1939.

2. Gretsinguer Yury Alexandrovich, year of birth 1953.

3. Erofeev Alexander Kuprianovich, year of birth 1959.

4. Ivanov Boris Ivanvich , year of birth 1960 .

5. Lavrov Alexander Mikhailovich, year of birth, 1950

6. Mikhailov Sergey Nickolaevich, year of birth 1959.

7. Sheibak Yury Vladimirovich, year of birth, 1953 .

Sole executive body is the General Director of the JSC 'Kuzbassenergo" :

Mikhailov Sergey Nickolaevich, year of birth 1959.

1.2. Information about the issuer's bank accounts

Bank: ***Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow"***
Abbreviation:JSC JSC"MMB-Bank of Moscow" Location: ***№ 5-g, Nogradskaya str., Kemerovo, 650099***
INN: ***7702000406.*** Acc.: ***40702810200530000444.***
Acc. type: ***settlement account.*** BIK: ***043207743.***
Corr. acc.:***30101810700000000743.***

Bank: ***Branch of the Joint Stock Company "URALSIB" in Kemerovo***

Abbreviation: ***Branch of JSC "URALSIB" in Kemerovo*** Location: ***№ 2, Oktiabrsky pr., 650099, Kemerovo.***
INN: ***0274062111.*** Acc.: ***40702810100000000863.***
Acc. type: ***settlement account.*** BIK: ***043207783.***
Corr. Acc.: ***30101810100000000783***

Bank: ***Commercial Bank on science-technical and social development of JSC "Sibacadembank"***
Abbreviation: ***FAKB KF JSC "Sibacadembank"*** Location: ***№ 5-B, Nogradskaya str., 650099, Kemerovo.***
INN: ***5408117935.*** Acc.: ***40702810400120000152.***
Acc. type: ***settlement account.*** BIK: ***043207784.***
Corr. acc.: ***30101810400000000784.***

Bank: ***Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo.***

Abbreviation: ***Branch JSC "MDM-Bank", Kemerovo*** Location: ***№ 137/3, Lenina prospect, 650003,Kemerovo***
INN: ***7706074960.*** Acc.: ***40702810100120000256.***
Acc. type: ***settlement account.*** BIK: ***043207791.***
Corr. acc.: ***30101810600000000791.***

Bank: ***Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615***

Abbreviation: ***Branch of JS SB RF, Kemerovo Branch № 8615***

Location: ***№ 53, Oktiabrsky pr., 650066, Kemerovo*** INN: ***7707083893.***
Acc.: ***40702810826020102640.*** Acc. type: ***settlement account.***
BIK: ***043207612.*** Corr. acc.:***30101810200000000612***

Bank: **Branch №4 of Joint Stock Company Bank "Zenit"**

Abbreviation: **Branch №4 of JSC Bank "Zenit"** Location: ***№ 77/1, Sovetsky pr., 650099, Kemerovo***
INN: ***7729405872.*** Acc.: ***40702810700042000005.***
Acc. type: ***settlement account.*** BIK: ***043207730.***
Corr. acc.: ***30101810700000000730***

Bank: ***Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"***

Abbreviation: ***Branch of JSC "MDM-Bank"***

Location: ***137/3, Lenina pr., 650003,Kemerovo*** INN : ***7706074960.***
Acc.: ***40702810200120000392.*** Acc. type: ***settlement account.***
BIK: ***043207791.*** Corr. acc. : ***30101810600000000791.***

Bank: ***Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo.***

Abbreviation: ***Branch of JSC "Vneshtorgbank", Kemerovo.***

Location: №***12, N. Ostrovsky str., 650099,Kemerovo*** INN: ***7702070139.***

Acc.: ***40702810400430000001.*** Acc. type: ***settlement account.***
BIK: ***043207756.*** Corr.acc.: ***30101810700000000756.***

Bank: ***Branch "Kemerovsky"of Joint Stock Company "Alfa-Bank"***

Abbreviation: ***Branch "Kemerovsky" of JSC "Alfa-Bank"***

Location: ***№12 N. Ostrovsky str., 650099, Kemerovo*** INN: ***7728168971.***
Acc.: ***40702810500320000138.*** Acc. type: ***settlement account.***
BIK: ***043207745.*** Corr. acc: ***30101810300000000745***

Bank: ***Branch №4207 of Vneshtorgbank Retail services (ZAO), Kemerovo.***

Abbreviation: Branch № ***4207 of ZAO "Vneshtorgbank" Retail Services, Kemerovo***
Location: ***53/2, Oktiabrsky pr., 650066, Kemerovo.*** INN: ***7710353606.***
Acc: ***40702810100070000201.*** Acc. type: ***settlement account.***
BIK: ***043207739.*** Corr.acc. : ***30101810400000000739***

1.3. ***Information about the issuer's auditor (auditors)***

26 of June 2006, Closed Joint Stock Company "PricewaterhouseCoopers Audit" was approved as auditor by the annual general meeting of shareholders of the JSC "Kuzbassenergo".

Full firm name and abbreviation: Closed Joint Stock Company ***"PricewaterhouseCoopers Audit", ZAO "PwC Audit"***
Location***: №52, stroienie 5 , Kosmodamianskaya nab., 115054, Moscow***
INN: ***7705051102***
Tel.***: (495) 967-60-00***
Fax***: (495) 967-60-01.***
e-mail: ***hrdgph@pwcglobal.com***

Information on the license of the auditor: ***to render audit services***
License No.***: E 000376***
Date of issue: ***20.05.2002***
Expire date: ***20th of May, 2007***
Issuing body: ***Ministry of Finance of Russian Federation***

ZAO "PricewaterhouseCoopers Audit" (hereinafter –Auditor) does not spend any works within the limits of special auditor's checks under the contract with the JSC "Kuzbassenergo" except audit of accounting (financial) reports. There are no any close business or allied relations between the Auditor and the Company.
The Company did not grant any loans to the Auditor. Auditor (authorities of the auditor) has no market share in the chartered capital of the company. The company has no information on the officials of the issuer being the officials of the auditor at the same time.

ZAO "PwCAudit" spent independent check out accounting (financial) report of the JSC "Kuzbassenergo" for the year 2005.

<u>Procedure of the Issuer's auditor elections :</u>
FL "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the question on approval of auditor of the Company, also this law does not grant to the shareholders the right to nominate of candidate for auditor. Thus the

candidate for auditor subject to approval at the annual general meeting of shareholders of the Company is determined by the Board of Directors. The General meeting of shareholders approves auditors of the company every year in accordance with the Charter of the Company.

Amount of remuneration for the auditor services shall to be determined by the Board of Directors of the company."

Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with the signed contract.

There are no deferred and past-due payments for rendered auditor's services.

Auditor's remuneration amounted RUR 10 502 369 (ten million five hundred two thousand three hundred sixty nine roubles) including VAT amounted 1 602 056 (one million six hundred two thousand fifty six roubles) during the year 2005. Where 118 369 roubles (one hundred eighteen thousand tree hundred sixty nine roubles) were paid for consulting services.

Draft contract to auditing services rendering for the year 2006 defines remuneration amounted 11 328 000 roubles (eleven million tree hundred twenty eight thousand).

There are no deferred and past-due payments for rendered auditor's services.

1.4. Information about the issuer's valuator

Full firm name and abbreviation: *Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".*
Location: *Nr.14, Dukhovsky pereulok, Moscow, 115191.*
Telephone/fax: *(495) 952-1041/(495) 954-4408.*
E-mail: *npg@npg.ru*

Information on the licenses of the valuator:
License No.: series ЦЛСС № 000025 Code ОЦ ПР № 038336
Date of issue: ***14.07.1999***
Expire date: *4th of September, 2003*
Issuing body: ***Moscow License Chamber***

License No. : ***series ЦЛСС № 000025 Code ОЦ ПР № 038875***
Date of issue:***04.09.2000***
Expire date: the ***4th of September, 2003***
Issuing body: ***Moscow License Chamber.***

License No: ***000031***
Date of issue: ***06.08.2001***
Expire date: *the 6th of August, 2007*
Issuing body: ***Ministry of Privities of Russian Federation***

Information on evaluation services rendering (rendered) by the valuator:

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2001., consulting services concerned revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2002., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2003., consulting services on a revaluation of a part of the capital assets of the Company in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning

a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2006., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Full firm name and abbreviation: ***Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".***

Location: ***№51-a, Kirov prospect, Tomsk, Tomsk region, Russia.***
telephone/fax: ***(382-2)52-11-49/(382-2)52-25-61.***
E-mail: ***instoc@mail.tomsknet.ru***

Information on the licenses of the valuator:
License No.: ***000857***
Date of issue: ***10.09.2001***
Expire date: the ***10th of August, 2007***
Issuing body: ***Department on economic and evaluator's activity regulating of the Ministry on Privity of RF"***

Information on evaluation services rendering (rendered) by the valuator:
Evaluation of the market value of one ordinary stock of the JSC "Kuzbassenergo" for the purpose of purchasing in accordance with Provisions of the art. 75 of Federal Law "On Joint Stock Companies".
Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants

Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Deputy general director - ***Gretsingher Yury Alexandrovich, deputy general director for production, - technical director.***
Year of birth: ***1953***
Telephone: ***(384-2) 29-33-51.***

Chief accountant –***Prikhodchenko Svetlana Stanislavovna***
Year of birth: ***1972***

Telephone: ***(384-2)29-33-58***
Fax: ***(384-2)29-37-77.***

II. General information on the financial and economic situation of the issuer

2.1. Figures of financial and economic activity of the issuer

Figure	Calculation procedure	By 30.09.2005	By 30.09.2006
Value of the net assets of the issuer, RUR	In accordance with the Order of the Ministry of Finances of Russian Federation and of Federal commission on securities market dd. 29.01.2003 №10n, 003-6/pz "On approval of a procedure of the JSC net assets cost valuation".	8 067 128 000	7 793 226 000
Relation of a sum of the debt assets to the capital and fund, %	(F.№1 L.590 + F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	24,16	24,10
Relation of a sum of the short-term liabilities to the capital and fund, %	(F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	16,45	15,57
Discharge of payments on debt service, %	(F.№2 L 190 + depreciation - dividends) / (F.№1 L. 620 + F.№1 L. 610 + F. №2. L.070)	0,18	0,26
Level of past-due debt, %	Past-due account payable / (F.№1 L.590 + F.№1 L. 690 - F.№1 L . 650)*100	0,18	0,19
Accounts receivable turnover, times	F. №2 L. 010 / (F. №1 L. 230 + F. №1 L. 240 - F. №1 L. 244)	4,94	9,57
Dividend's share in profit, %	Dividends on the ordinary stocks at the outcome of the year - / (net profit at the outcome of the year – dividends on the preference stocks) * 100	0,00	0,00
Labour productivity, RUR/man	F. №2 L. 010 / average number of personnel	446 286	480 085
Depreciation to the profit volume, %	Depreciation assignments / F. №2 L. 010 * 100	0,00	0,00

Amount of the net assets is the initial figure of a stability of the financial situation of the company.

At the outcome of financial and economic activity of the JSC "Kuzbassenergo" as compare with the data for the 9 months of the year 2005 net assets of the company reduced by RUR 10 273 902 thousand for the 9 months of the year 2006. Such a change was caused mainly by reducing of:

- ***depreciated cost of the fixed assets by RUR 10 680 985 thousand,***
- ***investing in the noncirculating assets by 1 772 530 thousand,***
- ***accounts receivable by RUR 1 392 185 thousand.***

Liabilities excluded from the assets cost reduced by RUR 2 494 534 thousand during the period under examining.

Borrowed assets degree of dependence of the Company reduced during the 9 months of the reporting year in relation to the similar period of the previous year, decrease of a share of the attracted assets including the short-term to the capital and reserves testify about.

Turnover of the accounts receivable during the 9 months of the year 2006 increased 4,63 times more in comparison with the data of the 9 months of the year 2005.

Level of the past-due account payable increased insignificantly from 0,18% up to 0,19% of the all liabilities and is as usual lower than 1%.

2.2. Market capitalization of the issuer

Under the JSC 'Kuzbassenergo" market capitalization information disclosure by the date of termination of every from 5 previous years, the data on the market capitalization calculated according to the method approved by the Order of FSFR of Russia dd. 16.03.2005 № 05-5/pz-n and №05-5/pz-n and disclosed by the NP "Stock exchange "Russian Trade System" at the web page: http://www.rts.ru/?id=11565 were used.

Ordinary stocks (KZBE)

Month under calculation	*Price over 10 the largest bargains*	*Period of calculation*	*Bargain's number for the month*	*Bargain's number for 3 months*	*Stock's number*	*Capitalization, USD*
December 2001	*0,11954*	*3 months.*	*5*	*>= 10*	*606 163 800*	*72 460 821*
December 2002	-	-	*2*	*5*	*606 163 800*	-
December 2003	-	-	*1*	*1*	*606 163 800*	-
December 2004	-	-	*4*	*6*	*606 163 800*	-
December 2005	*1,07519*	*1 month*	*> = 10*	*> = 10*	*606 163 800*	*651 741 256*

Note: Data was calculated on the ground of two-way-business contracted during the trade session. Information on the ground of the addressless business was used to prepare the data for the period since the 01st July 2003 till the 30th June 2004.

Under information disclosure on the market capitalization of the JSC "Kuzbassenergo" during the 3rd quarter 2006, the data on the market capitalization calculated according to the method approved by the Order of FSFR of Russia dd. 16.02.3005 №05-5/pz-n (in wording of the order of the FSFR of Russia dd. 01.11.2005 №05-57/pz-n) and disclosed by the JSC "Stock exchange "Russian Trade System" at the web page http://www.rts.ru/index.cfm?id=12739 were used.

Market capitalization amounted RUR 34 145 346 271,67 during the 3rd quarter 2006.

Market capitalization per one ordinary stock of the JSC 'Kuzbassenergo" amounted RUR 56, 33023 as for a date of the 29th of September 2006 (the last for 90 trade days).

Quotations at the ordinary stocks of the JSC "Kuzbassenergo" were deleted from the Classical market NP RTS since the 03rd July 2006. It was caused by registration of the newly created companies established due to reorganization on form of segregation from the JSC "Kuzbassenergo" taken place in the 1st of July.

Ordinary stocks of the JSC "Kuzbassenergo" were putted to bidding since 08.09.2006. Purchase price – USD 1,30; sale price – USD 1,95.

2.3. Issuer's liabilities.

2.3.1. Account payable

Account payable by the 30.09.2006

Accounts payable	*By 30.09.2005*		*By 30.09.2006*	
	Under 1 year	*Above 1 year*	*Under 1 year*	*Above 1 year*
Accounts payable to the suppliers and contractors, RUR	*798 203 000*	*1 511 920 000*	*417 267 000*	*1 111 246 000*
including the past-due, RUR	*9 513 846*	*0*	*706 000*	*3 991 000*
Accounts payable to the personnel of the company, RUR	*55 932 000*	*0*	*30 229 000*	*0*
including the past-due, RUR	*0*	*0*	*0*	*0*
Accounts payable to the budget and the	*520 970 000*	*47 067 000*	*571 913 000*	*19 606 000*

State Off-budget funds, RUR				
including the past-due, RUR	*3 232 018*	*0*	*164 000*	*512 000*
Credits, RUR	*1 804 312 000*	*0*	*1 019 498 000*	*0*
including the past-due, RUR	*0*	*0*	*0*	*0*
Loans, total, RUR.	*273 004 000*	*0*	*10 000 000*	*0*
including the past-due, RUR.	*0*	*0*	*0*	*0*
including bonded debts, RUR	*0*	*0*	*0*	*0*
including the past-due bonded debts, RUR	*0*	*0*	*0*	*0*
Other accounts payable, RUR	*1 165 676 000*	*0*	*629 982 000*	*0*
including the past-due, RUR	*511 630*	*0*	*11 214 000*	*0*
Total, RUR	*618 097 000*	*558 987 000*	*2 678 889 000*	*1 130 852 000*
including the past-due, RUR	*13 257 494*	*0*	*12 084 000*	*4 503 000*

Account payable (including credits and loans) of the JSC "Kuzbassenergo" reduced by RUR 2 367 343 thousand during the 9 months of the year 2006 in comparison with the similar period of the previous year, including:

- ***Long-term liabilities – by 428 135 thousand (agreement on liabilities pay off order № 70001/1349 dd. 02.03.2006. was concluded between the JSC "Kuzbassenergo" and OOO (Ltd.) "Trade house" according to the which pay off schedule and debt's amount to the JSC "Mosenergo" for the received power was revised);***
- ***Credits and loans – by RUR 1 047 818 thousand;***
- ***Short-term account payable reduced by RUR 1 939 208 thousand in comparison with the previous period mainly due to the debt to:***

-suppliers and contractors by RUR 380 936 thousand;
- credits by RUR 784 814 thousand;
- note payable – by RUR 299 744 thousand.

Creditors whose share amounts no less than 10% of the total sum of accounts payable

Full firm name of the creditor	Russian joint stock company of energetics and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526
Sum of accounts payable, RUR	***1 110 372 000***
Size and conditions of the past-due accounts payable (percent rate, penalty provisions, fines)	***0***
Affiliation	Affiliated person
Market share of the Issuer in the chartered capital of the affiliated person	***0 %***
Share of ordinary stocks of the affiliated person owned by the Issuer	***0 %***
Market share of the affiliated person in the chartered capital of the Issuer	***49,0 %***
Share of ordinary stocks of the Issuer owned by the affiliated person	***49,0 %***

Debt to the RAO "UES of Russia" amounts 29,1% of the all account payable and shall be paid off according to the approved schedule.

2.3.2. Credit history of the issuer

Figure	*2001*	*2002*	*2003*	*2004*	*2005*	*9 months of the year 2006*
Value of the net assets by the end of the reporting period, RUR	*16 666 809 000*	*20 847 542 000*	*24 851 878 000*	*24 389 890 000*	*27 343 343 000*	*17 793 226 000*
Borrowed assets, total, RUR.	*995 022 000*	*1 531 056 000*	*2 112 851 000*	*445 505 000*	*605 127 000*	*1 029 498 000*
Share of the borrowed assets in the value of the net assets, %	*5,97*	*7,34*	*8,50*	*10,03*	*5,87*	*5,78*

Share of the borrowed assets in the cost of the net assets increased by 1,62 percent points as for a date of 30.09.2006 in comparison with the similar period of the previous year (7,40%).
The Company has not credit contracts and loan contracts, the sum of the principal debt under which amounts 5 and more percents of the net assets value.

Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate that is lower than the refinancing rate fixed by the Central Bank of RF.

Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004. These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed to financial stability and minimization of a risk of insolvency of the Company guarantying.

By the Decision of the Board of Directors dd. 28.09.2006 was decided to: "Approve an attraction by the JSC "Kuzbassenergo" in the 4th quarter of the year 2006 of the credit assets at the rate not exceeding that in 1,1 time more the rate of refinancing of the Central Bank RF against the security provided by the credit policy of the Company,

- subject to observance of the maximum sized of a one-time loan debt over the attracted credits by the company by the 01.01.2007 in a volume no more than RUR 490 000 000 (four hundred ninety million),
- subject to observance of the all fixed limits on debt position except Target Limit at a sum of liquid assets as for situation by 01.10.2006 and by 01.01.2007".

There was not the bound's issue during the reporting quarter.

2.3.3. The issuer's liabilities against the third parties guarantee

There were not any liabilities of the issuer against the guarantee given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the Issuer

There are no any agreements including the bargains on term not reflected in the accounting balance and may affect essentially the Issuer's financial situation, also his liquidity, source of finance and their using conditions, activity results and expenses.

2.4. The purpose of the issue and direction of the assets using resulted to the securities floatation

The Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities during the reporting period.

Since the moment of the State registration of the Company the Issuer carried out two issues of securities, asking the following condition:

Report on the issue's outcome was registered.
Sequence number of the issue: 1
Category: ordinary
Form of the securities: registered
Nominal value of one ordinary stock of the issue: *1*

Number of the securities in the issue: ***3 030 819***
Total volume of the issue: ***3 030 819***

Information of the State registration of the issue:
Date of registration: ***25.07.1994***
Registration number: ***39-1n-00734***
State registration authority : ***Financial authorities***

Floatation type: ***closed subscription***
Period of floatation: ***since 12.01.1994 till 21.01.1994***

Current situation of the issue: ***floatation is finished***
Number of actually distributed securities in accordance with the registered report on the issue's outcome: ***3 030 819***

Information of the State registration of the issue's outcome report:
Date of registration: ***25.10.1999***
State registration authority : ***FCCB of Russia***

Sequence number of the issue: ***2***
Category: ***ordinary***
Form of the securities: ***registered***
Nominal value of one ordinary stock of the issue: ***1***

Number of the securities in the issue: ***603 132 981***
Total volume of the issue: ***603 132 981***
Information of the State registration of the issue:
Date of registration: ***23.11.1995***
Registration number: ***39-1-00970***
State registration authority : ***Financial authorities***

Distribution type: ***distribution between the shareholders***
Period of floatation: ***since 23.11.1995 till 23.11.1995***

Current situation of the issue: ***floatation is finished***

Number of actually distributed securities in accordance with the registered report on the issue's outcome: ***603 132 981***

Information of the State registration of the issue's outcome report:
Date of registration: ***27.03.1996***
State registration authority: ***Financial authorities***

2.5. Risks concerned to the acquisition of the distributing (distributed) issuing securities

Developing markets, especially Russian markets, shall be characterized by higher level of the risks proper to the developed countries, including important legal, economic and political risks.
It's important to take into consideration that developing economics such as Russian this one are undergo the fast changes, and data reflected in this present quarterly report may become obsolete also enough quickly.
Thus, investors shall to valuate own risks carefully and accept decision on investing expediency taking into account existing risks.
In practice, investing at the developing markets is proper to the qualified investors fully comprehending level of the current risks together with consulting with the own legal and financial advisers up to investing in the Russian securities.

2.5.1. Branch risks

Electroenergetics is an infrastructural branch of economics. Most of the final consumers of the branch output are located on the territory of Russian Federation.
Insignificant share of electric power produces in the branch is subject to be exported.

Thus the forecasted dynamics of the branch development shall be defined by the common dynamics of social and economic development of all the rest industries of Russian Federation, also by climatic conditions in Russia such as water content levels and weather annual temperature.
Electroenergetics is a branch of high level of technological risks caused by the specific character of the output production and transfer to the consumer.

Power industry is a branch having high level of technological risks caused by output character and production delivery to the consumer. In spite of good figures of stable activity of the JSC"Kuzbassenergo" it's impossible to exclude equipment failure possibility. Thus, the task of reliable and stable providing for solvent demand and work to reduce the risks concerned production activity is one of priority in the power company's activity.

The Issuer did not carried out a foreign trade activity, all volume of electric and heat power realization concerned the home market. Thus there were not the risks concerned the possible change of price to the Issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities due to the branch conjuncture change ***is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds The issuer had floated only the ordinary stocks.***

Fuel risks ***proper to the power industry (fuel price and possibility of purchasing in the due volume and in time) also have vital importance. To reduce the fuel risks and to maintain a safety of power system activity the total level of fuel reserve is higher than the tasks of the JSC RAO "UES of Russia".***

The risks of the tariff adjustment ***are more serious and unhandy. The tariff adjustment defines fully a profit base of business.***
The policy of tariff fixing in the year 2006 is the same: there is a tariff-corridor with the strictly defined extremely maximum and extremely minimum tariff levels.

Energetics shall to keep within these limits. Due to such limitation the growth rate of tariffs as an earlier remains lower the level of inflation that may led to the dropping profit of the power company.
The tariffs don's provide the investor's interests, thus the company is of little attractive in the investing as usual.

The present tariffs are not transparent thus, an investor don't see the terms for the invested money pay back.
To reduce the risks of tariff adjustment it needs to refuse adjustment in the "Inflation minus" method and to aim to more adequacy and detailed legal and methodological base of adjustment.
The following factors may be related to the other branch risks:
- Change of structure of energy consumption at the groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.
- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.
- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.
Expectations of the Stock market's participants concerned to the reforming course of energy market.

2.5.2. Country and regional risks
Some traits of developing market are proper to Russian economics as before, particularly: non convertibility of Russian ruble in some countries, currency control, also enough high inflation. Existing Russian tax, currency and customs legislation allow different interpretations and subjected to change frequently..
As a whole an economic and political situation in the country is stable.
As acknowledgement of a stable economic and political situation in the country was increase of a credit rating by one step by the rating agency Moody's took place in the October 2005.
The experts accepted into consideration " very fast and important growth" of the gold and exchange currency reserves and of the stabilizing fund.

Rating of RF in the liabilities expressed in the exchange and national currency grew to the level "Baa2" from the level "Baa3". A forecast of the rating rests the same. The Mood's also increased the rating of the bonds of the national currency loan (BNCL) of the 5st, 6th and 7th trenches till the level "Baa2", the rating of the bank deposits in exchange currency till the level "Baa2". Rating of the short-term liabilities in exchange currency, short-term bank deposits, rating of the RF as the Issuer at the short term liabilities in exchange currency was increased to "P2" from "NP".

Overwhelming majority of economic factors are out of control of the Issuer.
Mr. Gaidar said at the annual conference of UBS: "We don't see risks under current financial situation. But it will be up to the year 2008".
According to his words, Russian budget depends on petroleum price, and it's the most important risk. Having touch on the forecast after the year 2008, the scientist marked, that all will be depend on petroleum prices which are not yield to the long-term forecast.
If the serious petroleum price default will be take place, so, according to the words of Mr. Gaidar, so called stress-scenario will realize.

In the years 1985-1986, he reminded, such a scenario led to the collapse in the USSR. Russia, according the expert's opinion, is better ready to experience petroleum prices default, as it has more adaptable built economics, strong financial position, also it has not foreign debt, but the risks are keeping.

Mr. Gaidar called prolongation of conservative financial policy, also renewal of structural reform as major goals of economic policy in Russian Federation.

Regional risks.

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo region, thus some common changes in the State and other regional developments affect on its activity importantly.

Kemerovo region is one of the most developed regions of the Western Siberia of Russian Federation. The rating agency "Expert RA" annually spends a rating of investment attractiveness of regions. During the last five years the Kemerovo region was assigned the rating 2B (average potential – medium risk).

In the "Researching in the relative creditworthiness of the RF subjects" made by the Rating Agency "AK&M" the Kemerovo region takes the 47th place (from the 79 researched RF Subjects) at the integrated level of relative creditworthiness of the RF subjects. Also it takes 15th place in the total profit volume (84,60%) at owned profit share.

Regional risks ***concerned the JSC "Kuzbassenergo" reforming exist.***

The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.

Kemerovo regional Administration supported the project of the JSC "Kuzbassenergo" reforming at the Interdepartmental commission on power energetic reforming at the Government of RF 05.12.2005.

Risks depending on the regional geographical peculiarity, i.e.:

- ***Damnification risks because of emergency situations of natural factors: periodical floods, earthquake on the territory of Kemerovo region.***
- ***According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2006, there will be most possible such man-caused emergency situations on the territory of Kemerovo region as:***
- ***man-caused conflagration (fire in buildings and constructions of social and cultural purpose). Conflagration peak in the housing sector and at the economic object is traditionally registered in winter-spring period when the total quantity of fires increases as compared with warm period by 5%, and the quantity of conflagrations increases by 40%:***
- ***motor transport;***
- ***mining industry.***
  - ***Continuance of high probability of the accidents and emergency situation in mines is forecasted. Besides the cases of earth quaking equal to 1-2 force on the territory of region is possible because of industrial explosions in mining industry;***
  - ***high probability of man-caused emergency situations due to accidents in railway transport during transporting of dangerous cargo. The reason of such emergency situation is improper conditions of approach lines to potentially dangerous enterprises, i.e. ltd. "Kemerovokhimmach", JSC "Novokuznetsk Aluminum plant", etc.***

According to the forecast of the Ministry on Emergency Situations for the winter-spring period the most probable emergency situations of man-caused nature resulting from the complex of

dangerous meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) are forecasted in Kemerovo region.
Increasing of household fires in the private sector is forecasted because of temperature decreasing and using of electric heaters, and also wiring inflammation. Accidents in the networks of heat and water supply, outage of heating systems of buildings and constructions are possible.

The prediction of the risk of open military conflict also the risk of national emergency are *minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.*
Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.
Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.
Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.
Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

One of methods of management of regional risks *is insurance.*
28.09.2006 the Board of directors of the company approved Provisions on the company insurance backing for the period up to the 01.01.2008 and entrusted the General director of the company to make a contract on services rendering with the JSC "SB "Energozashita" within a month.

2.5.3.Financial risks

Risks caused by the percent rates changing.
Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses borrowed current assets in its activity but its will not have significant effect on the financial showings of the company.

Credit policy of the issuer aimed to attraction of credit resources on more favorable credit conditions.
The company attracted borrowed current assets lower then the rate of refinancing fixed by the Central Bank RF (12%).
The average percent rate for the credit funds using by the Company amounted 9,24% by the 30.09.2006.
Share of credits without loan guarantee was equal to 80,2% of the total amount of loan debt under the short-term credits by the 30.09.2006.

Inflation risk
High and insufficiently forecasted inflation level not only affects negative to the gross domestic product growth rate, but also depresses an activity at the securities market: if the inflation is high the income from the securities don't compensate inflationary losses, and a suddenness of the inflation restricts sufficiently an opportunity of forecasting of the yield from investment.

Decreasing of the growth rate of prices incites the long-term investments in production, the normal functioning of economics is under restoring that in turn leads to the raising at the stock market. Thus the moving of inflation and of the stock market is of different courses in Russia.

After the year 2001 the level of inflation in Russia become decreased. If in the year 2001 the consumer prices increased by 18,6%, then in the year 2005 this figure amounted 10,9%. Besides, a stabilization of Russian economics has reduced his risk of the inflation level suddenness. Common for this period decreasing trend became one of the growth factors of the stock market: in the years 2001-2005 the index RTS increased by 786% from 131 to 1126 points.

It's already the third consecutive year the growth rates of power tariffs are retarded the inflation.
Fuel, building materials and equipment become lot quickly cheaper than it stipulated by the business plans of the company. The State defines the growth rate of electric power price depending on the forecasted figures of the inflation. But the problem is in the non fulfillment of the forecasted inflation. In the year 2005 the growth rates of energy tariff were fixed by the Federal Tariff Service (FST) in the amount equal to 9,2% under the actual inflation 10, 9%. In the year 2006 by the decision of FST the electric power tariffs grew by 7,5%, against the forecasted 8,5% (according to the forecast of the Ministry of Finance of RF the growth of the inflation in RF at the outcome of the year 2006 will be 10-11%) According to the data of the ROSSTAT, inflation amounted 7,2% during the period since the beginning of the year.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market.

2.5.4. Legal risks

The Issuer does not export goods, works and services. Thus, legal risks concerned the Issuer's activity shall be proper to the most business subjects carrying out their activity on the territory of Russian Federation.

Change in exchange regulation and control will not affect the Issuer's activity, as all the expenses are nominated in national currency and are not referred to the settling with foreign suppliers. Change in the rules of custom supervision and dues does not bear the risks for the Issuer's activity.

Change in requirements to licensing the issuer's core activity may led to prolongation of a period for document preparation obligatory to extend a term of duration of the license, also necessity of accordance of the issuer with the produced requirements. However as a whole this risk should be deemed as insufficient except the cases when to extend the duration of the license or to exercise an activity subject to licensing some requirements will be provided that the issuer will not may correspond with or when the corresponding with these requirements will be caused with excess costs that may led to the issuer's activity termination.
Change in court practice over the issues concerned the issuer's activity may lead to expenditures increasing to attract qualified advocates, also rendition proceeding not in the issuer's favour, that may affect negatively the issuer's activity results. But the probability of such changes appearance is insignificant.
Besides, there are some other risks of legal nature:
As any subject of economic activity the JSC "Kuzbassenergo" is a participant of tax relations. Nowadays, the Tax Code and a range of laws adjusting different tax established by federal and regional authorities is in force in Russia. Applied tax include particularly value added tax, profit tax, property tax, single social tax and other assignments.
The corresponding standard acts quite often contain fuzzy formulating.

Besides, different state authorities and departments, as their representatives, often disagree in relation of legal interpretation of some questions, that make vagueness and some contradictions.
Preparing and submitting of reports are under the jurisdiction and supervision of different authorities having legislative fixed law to impose substantial fines and penalties, etc.
JSC "Kuzbassenergo" complies fully with the tax law concerned his activity, but it does not eliminate potential disagreement risk with the corresponding supervision authorities on the issues admitting multiple-valued interpretation.

So, such contradictions may entail baseless reclamation to the Issuer.

2.5.5. Risks concerned the Issuer's activity.

Risks related with the issuer's activity, ***i.e. the current legal trial subject to participation of the issuer (actions of the company liquidation, alienation of the company's assets, contestation of rights arisen from the licenses or patents etc.), possible liability of the issuer against the third person's debts are absent.***
The Issuer has no the risk concerned the lack of possibility to prolong the period of validity of the Issuer's license to the specified activity.

Other risks concerned the issuer's activity are the ecological risks.

Ecological factor tied with the core activity of the issuer, as the heat and electric power production process requires large consumption of natural resources and causes natural environment pollution.

According to the environmental legislation in force all electric power stations of power system have the licenses to use water objects till the year 2010. The license's duration shall be 5 years.
Besides, co-ordination with environmental authorities for 5 years takes place, as water consumption and water disposal norms. Also standards of maximum permissible discharge of contaminant in water were established.
In accordance with the abovementioned norms, power stations receive limits of water inlet and spillway every year, also permission to discharge contaminant in water.

III. Detailed information about the Issuer

3.1. Information about the issuer's establishment and development

3.1.1. Information about the issuer's company name

Full company name and abbreviation:
Kuzbass Joint stock Company of energetics and electrification
(JSC «Kuzbassenergo»).
Before the privatization – Kuzbass industrial institution of energetics and electrification ("IIEE "Kuzbassenergo")
Kuzbass Open Joint Stock Company of energetics and electrification (OJSC "Kuzbassenergo")
Introduced: 30.12.1993
Kuzbass open joint stock company of energetics and electrification (JSC "Kuzbassenergo")
Introduced: 15.05.1996

3.1.2. Information about state registration of the issuer

Date of the State registration of the issuer: ***30.12.1993***
Number of the state registration's certificate (other document ratified the state registration of the issuer): ***1901***
Name of registration authority: ***Administration of the city of Kemerovo***
In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 42 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").
In pursuance of the Decrees issued by the President of the Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of the Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric- power industry of the Decree issued by the President of the Russian Federation dd. August, 14, 1992,
№ 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.
The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.
The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.
JSC "Kuzbassenergo" was established for and indefinite period of time.
The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.

JSC "Kuzbassenergo" is one of the largest power systems in the structure of the Holding company JSC RAO "UES of Russia". Power complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.
Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**
Telephone: *(384-2)29-33-59*
Fax: *(384-2)29-37-77*
e-mail:***adm@kuzbe.elektra.ru***
Web-site :***www.kuzbassenergo.ru***

Department of Corporate policy exists in the structure of the executive apparatus of the JSC "Kuzbassenergo" whose duties include work with the shareholders and investors. This department carries out its activity since 01.01.2004. Chief of the Department is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2) 77-70-51*
Fax: *(384-2)77-70-51*
e-mail: *bey @kuzbe.elektra.ru*

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

The Board of directors of the company accepted resolution to wind up the following affiliated companies of the Company in the August, 31,2006:

Name: ***West-Siberian TETs***
Location: ***40-Novokuznetsk, Kemerovo region, 654040***
Manager: ***Abramov Valery Vasilievich***
Date of opening: ***30.12.1993***
Power of attorney's expire date: ***31.12.2006***

Name: ***South-Kuzbass GRES***
Location: ***Nr. 20, Komsomolskaya str., Kaltan, Kemerovo region, 652812***
Manager: ***Vakhitov Kasim Bakirovich***
Date of opening: ***30.12.1993***
Power of attorney's expire date: ***31.12.2006***

Name: ***Enterprise "Energosbyt"***

Location: ***Nr.90/4, Lenina prospect, Kemerovo, 650036***
Manager: ***Petrov Leonid Prokhorovich***
Date of opening: ***30.12.1993***
Power of attorney's expire date: ***31.12.2006***

Name: ***"Northern power lines" /Severnye electricheskye seti"***
Location: ***Nr.11, N. Ostrovsky str., Kemerovo, 650000***
Manager: ***Vorov Yury Leonidovich***
Date of opening: ***30.12.1993***
Power of attorney's expire date: ***31.12.2006***

Name: Eastern power lines ***/ "Vostochnye electricheskye seti"***
Location: ***Nr. 11a, Sarygin str., Kemerovo, 650025***
Manager: ***Tiumentsev Evgeny Mikhailovich***
Date of opening: ***30.12.1993***
Power of attorney's expire date: ***31.12.2006***

Name: ***Central power lines /"Centralnye electricheskye seti"***
Location: ***Nr. 35, Fasadnaya str., Inskoy village, Belovo, Kemerovo region, 652644***
Manager: ***Dmitriev Alexander Milievich***
Date of opening: ***30.12.1993***
Power of attorney's expire date: ***31.12.2006***

Name: ***Southern power lines /"Yuzhnye electricheskye seti"***
Location: ***Nr.43, Stroiteley boulevard, Novokuznetsk, Kemerovo region, 654005***
Manager: ***Miller Alexander Ivanovich***
Date of opening: ***30.12.1993***
Power of attorney's expire date: ***31.12.2006***

Name: ***Main power lines / "Maghistralnye electricheskye seti"***
Location: ***Nr. 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia, 650000***
Manager: ***Antonov Yury Vitalievich***
Date of opening: ***08.12.2003***
Power of attorney's expire date: ***31.12.2006***

Name:***Kuzbassenergosviaz***
Location: ***Nr. 30, Kuznetsky prospect, Kemerovo, 650000***
Manager: ***Aksenov Vladimir Vasilievich***
Date of opening: ***22.01.1997***
Power of attorney's expire date: ***31.12.2006***

Affiliated company of the JSC "Kuzbassenergo"- "Kuzbassenergosviaz" will be liquidated the first one, i.e. since the 30th of November.
Since the 31st of December 2006 the rest eight affiliated companies shall to be liquidated. The Board of Directors of the JSC "Kuzbassenergo" accepted resolution the 28th of September 2006: "To establish an affiliated company in the city of Barnaul, Altay region".

Name: ***"Barnaulsky"***
Location: ***Nr.2, Brilliantovaya str., Barnaul, Russia.***

3.2. Principal economic activities of the issuer

3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :

40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

The principal activities of the JSC "Kuzbassenergo" are production, transfer and distribution of electric and heat energy.

Such a type of activity is a prevalent and has a priority meaning.

Information on proceeds of the principal activity
(according to the data of accounting report)

Figures name	9 months, 2005.	9 months, 2006
electric power sale		
proceeds, RUR thousand	10 919 979	10 435 907
share profit in the total volume of received income, %,	70,90	68,20
heat power sale		
Proceeds, RUR thousand	2 589 608	2 919 213
share profit in the total volume of received income, %	16,81	19,08

Heat power consumption has seasonal nature. The largest volume of heat power consumption falls to the winter period.

3.2.3. Principal types of products (operations, services)

Principal types of products of the JSC "Kuzbassenergo" are of electric and heat energy.
Electric and heat power tariffs are subject to approval by the Regional energy committee 1 time a year in accordance with the Federal Law №41-FL dd. 14.04.1995

Figures name	9 months 2005	9 months 2006
Profit volume of the goods (works, services) sale, RUR – electric power eat power	 10 919 979 000 2 589 608 000	 10 435 907 000 2 919 213 000
Share of the total volume of profit, % - electric power - heart power	 77,18 18,30	 74,34 20,80

Costs of manufacture accounting is carrying out in accordance with the Tax Code of Russian Federation II dd. 05.08.2000 №117-FL and Accounting policy of the JSC "Kuzbassenergo" not providing a separate accounting at the products (works, services) types.

Structure of the Issuer net cost is reflected in the following table:

Cost item	9 months 2005	9 months 2006
Outlays items	2,0	2,0
Raw materials and soft goods, %	-	-
Purchased components , prepared raw materials, %	1,4	1,2
Work and services of industrial nature fulfilled by the third-	39,2	43,0

party firms, %		
Electric power, %	*5,9*	*5,0*
Remuneration of labour, %	*7,3*	*7,9*
Credit interests, %	-	-
Rent, %	*0,1*	*0,1*
Assignments to the social needs, %	*1,8*	*1,8*
The fixed assets depreciation, %	*11,7*	*10,4*
Taxation included in the production net cost,, %	*3,7*	*5,3*
Other outlay (explain), % *Intangible assets depreciation, %* *Remuneration of the rationalization proposals, %* *Obligatory insurance payments, %* *Representative needs outlay, %* *other, %*	*26,9* - - *0,5* - *26,4*	*23,3* - - *0,6* - *22,7*
Total: outlay on production and sale of products (work, services), (net cost), %	*100,0*	*100,0*
Proceeds of the products sale (works, services), %	*108,45*	*110,05*

Fuel, labour remuneration and depreciation of the fixed assets have the most weight in the expenditures according to the report for the 9 months of the year 2006. Their share is 43,0%, 7,9% and 10,4%.

3.2.4. **Raw materials and suppliers of the issuer.**

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".
Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.

Major coal suppliers are the following companies: Joint stock company "Coal company "Kuzbassrazrezugol"; Open Joint stock company "Siberian coal power company" ("SUEC"); Open Joint Stock Company "Coal company 'Yuzhkuzbassugol" (Novokuznetsk).

The issuer's suppliers whose share is not less than 10% of all the coal supply, their share in the total volume of supplies:

coal suppliers	*location*	*9 months 2005*	*9 months 2006*
Trade house "UK "Kuzbassrazrezugol"	*650000, Kemerovo, Pionersky boulevard, 4 a*	*42,90 %*	*45,39 %*
JSC "SUEC"	*115114, Moscow, Derbenevskaya str., N.7, stroieniye 22*	*30,68 %*	*35,14 %*

Weighted average purchasing cost per one coal ton increased by 12,6% during the 9 months of the year 2006 in comparison with the corresponding reporting period of the previous fiscal year.

Situation with winter fuel stocks dies not upset the company's management.

3.2.5. *Markets for products (work, services) of the issuer*

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

products (works, services)	*region*	*Products (works, services) buyer's name*	*Products (goods, services) address*	*sales volume, RUR*
electricity, capacity	*Kemerovo region*	*JSC "Kuzbass power supplying company"*	*650036, Kemerovo, Len prospect, 90/4*	*1 648 971 682*
electricity, capacity	*Altay*	*JSC "Altayenergo"*	*Barnaul, P. Kulaghin Nr.16,*	*193 021 175*
electricity, capacity	*Omsk region*	*JSC "Omsk power supplying company"*	*Omsk, Partizanskaya str., 10*	*103 772 834*
heat power	*Kemerovo region*	*Municipal enterprise "Heat networks", Kemerovo*	*Kemerovo, Dvuzhilnogo str., 2*	*134 919 147,83*
heat power	*Kemerovo region*	*Administration of the city of Novokuznetsk*	*Novokuznetsk*	*112 034 094,90*
heat power	*Kemerovo region*	*KOAO "Azhot"*	*Kemerovo, Predzavodskoy village, Nr.4 ,*	*137 744 580,21*

Industrial enterprises prevail in the structure of heat power (31,4% of power consumption). In the cut of the industry the leaders of heat power consumption are the companies of chemistry and petrochemistry, their share amounts 26,5%.

3.2.6. Information about the Issuer's licenses

Number: *3668*
Date of issue: *26.12.1995*
Expire date: *till 1.01.2007*
License authority: *Ministry of communications of Russian Federation*
Type of activity: *Services of local and interzonal telecommunications*

Number: *00927*
Date of issue: *14.06.2001*
Expire date: *до 31.12.2006*
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: *00-ЭЭ-004012 (Э)*
Date of issue: *21.12.2004*
Expire date: *21.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: *Electric network maintenance.*

Number: *39-ЭТ-001112 (К)*
Date of issue : *07.12.2004*
Expire date: *07.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: *Heat power network maintenance*

Number: *077*
Date of issue: ***14.10.1997***
Expire date: ***1.10.2008***
License authority: **Department of Federal Security Service of RD over the Kemerovo region.**
Type of activity : Works with the State Secret information

Number: ***0107***
Date of issue: ***12.03.1998***
Expire date: ***1.10.2008***
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection**

Number: *GC-6-42-02-22-0-4200000333-000276-3*
Date of issue: *26.09.2002*
Expire date: ***till 26.09.2007***
License authority: ***State Committee of Russian Federation of construction and housing and communal complex***
Activity type: ***Constructing of buildings and constructions of the I and II levels of responsibility in accordance with the state standard.***

Number: ***CO-03-109-0920***
Date of issue: ***05.11.2004***
Expire date: till ***05.11.2007***
License authority: ***Federal Service of ecological, technological and atomic supervision and radiation security (GOSATOMNADZOR of Russia).***
Activity types: ***Maintenance of goods contained radioactive substances.***

Number: ***39-ЭХ-001025***
Date of issue: ***24.09.2004***
Expire date: ***till 24.09.2009***
License authority: ***Federal service of technical supervision***
Activity types: ***Maintenance of chemically dangerous industrial substances (dangerous industrial objects on whose base toxically substances shall be received, used, worked out, kept, transported, deleted, – substances capable led living organisms under the contact to the death and having characteristics stipulated by the point 1 of the Appendix 1 of the Federal Law dd. 21.07.1997 №116-FL "O industrial security of dangerous industrial objects.").***

Number: ***39-ЭВ-001026***
Date of issue: ***24.10.2003***
Expire date: ***24.09.2009***
License authority: ***Federal Service on technical supervision***
Activity type: ***Maintenance of the explosive industrial objects.***

Number: ***2/04590***
date of issue: ***24.09.2004***
Expire date: ***24.10.2008***
License authority: ***Ministry of Russian Federation for Civil Defence, emergency situations and natural disasters consequences liquidation, General department of the State Fire Service.***
Activity types: ***Maintenance works, repair and maintenance works to ensure fire security of buildings and constructions.***

3.2.7. Joint activity of the Issuer

The issuer does not carry out joint activity with the other companies.

3.2.8. Supplementary claims to the issuers being the joint stock investment funds, insurance or credit institutions, hypothecary agents

JSC "Kuzbassenergo" is not a joint stock investment fund, insurance or credit institution, hypothecary agent.

3.2.9. Supplementary claims to the issuers whose major activity is a mining operations

JSC "Kuzbassenergo" does not spend mining operations.

3.2.10. Supplementary claims to the issuers whose major activity is rendering of telecommunication services

JSC "Kuzbassenergo" does not render of telecommunication services.

3.3. Future plans of the issuer

The major purpose of the JSC "Kuzbassenergo" in the year 2006 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of energy industry in Russian Federation.

Tasks of the JSC "Kuzbassenergo" in the year 2006:

1. *reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;*
2. *fulfillment* of *the program of repair of the equipment of power stations, electric and heat networks;,*

3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2007;
4. Fulfillment of the investment program of the Company.
5. Fulfillment of a Program on realization of an ecological policy of the Company for the years 2006-2008 (organizational actions; atmospheric air protection; actions aimed to achievement technical standards of emissions; protection and rational using of water resources; protection and rational using of lands; participation in the program of the Holding company RAO "UES of Russia" on ecological politics layout.
6. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;
7. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;
8. determination of economic based tariffs for the Company;;
9. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable.

Nowadays the Company is engaged in realizing of the three investment projects with different readiness level. Enlargement on the Novo-Kemerovskaya TETS in the city of Kemerovo, also putting into operation of a turbo set 120Mw are provided. Supplementary financial evaluation of the object whose preliminary cost amounted RUR 800-850 million is carried out in the regional centre taking into consideration the expected accommodation constructing.

Preparatory works in construction of a heat main line Kemerovskaya TETs –Rudnichny district with longitude equal to 12,5 km were started in the city of Kemerovo. Today, financial sources for construction, whose total expenditures were evaluated in RUR 600-700 million are determining. Termination of works shall be expected in the year 2007.

The most capital-intensive project is an enlargement of the Tom-Usinskaya GRES, that shall to add to the 1272 Mw of existing fixed capacity more than 1100 Mw.

Elaboration of investment project and business-plan of this construction is going to its finish nowadays by the order of the JSC "Kuzbassenergo".
Estimated cost of a such a project layout is up to RUR 30 milliard.

With a purpose to ensure reliable work of plants and timely change of the worked out technological equipment the following actions were scheduled for the year 2006 in accordance with the Plan-forecast on technical re-equipment in the year 2006:

- ***change of wagon-tripper; change of main steam line of a power unit 200mW of st. №6; reconstruction of a boiler-set TP-10 of st. №10 with a purpose to reduce NOx; reconstruction of intermediate heat lines etc. (affiliated company Tom-Usinskaya GRES);***
- ***reconstruction of dust-system together with change of ShBM to SHBMR, of new construction to K-6B; mounting of SF6 circuit-breaker 220kW instead of MB U-220 to the bl. 6GT; mounting of smoke exhauster 6A with a purpose to implement a scheme of outgoing gas heating etc. (affiliated company Berezovskaya GRES);***
- ***reconstruction of electric filters of boiler of st. №13; change of storage battery №3; mounting of a scheme of rare gas feed to the dust bunkers of boilers of st. №№ 5-10,11-15 etc. (affiliated company Kemerovskaya GRES);***
- ***change of feedwater discharge headers (1 stage) reconstruction of boiler №11 together with implementation of three level fuel burning systems (2 stage); reconstruction of PDU etc. (affiliated company) Kemerovskaya TETs);***

- reconstruction of steam collector in area of boilers 7-8; reconstruction of cooler №5 together with mounting of feeder (3 stage) etc. (affiliated company Novo-Kemerovskaya TETs);
- change of turbo generator TG-12; mounting of a scheme for automatic fire fighting of mazut tanks №1.2,3 at the mazut pump house VK; reconstruction of burners of boiler of st. №18 aimed to reduce NOx etc. (affiliated company Kuznetskaya TETs).
-reconstruction of a place h/l №4,2 Du 800 mm from HO-12 to HO-15 located at the str. of N. Ostrovsky, longitude 356m; overhead lifting of heat line 1Du 1000mm at the Semashko str. from HO-42 to HO-4, longitude 300m; reconstruction of heat line at the Dvuzhilny str., together with enlargement of diameter from 2Du 500mm to 2 Du 700mm etc. (affiliated company Administration of heat power lines).

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

The Issuer does not participate in the industrial, bank and financial groups, holdings, trusts and associations.
JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.
The Issuer is a member of the Russian sectoral union of employers of Electroenergetics (The Union RaEl).

3.5. Subsidiaries and affiliated business divisions of the issuer

Firm name: ***Open Joint Company "Kuzbasshydroenergostroy", JSC "KHES".***
Location: ***Russia, Kemerovo region, Krapivinsky region.***
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%

Share of business venture in the issuer's chartered capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***

Officers of the business company:
Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, deputy general director of JSC "Kuzbassenergo" on corporate governing, year of birth 1959.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, chief specialist of the Department on strategy of power complex of the JSC "SUEC" ; date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, chief of legal department of the JSC "Kuzbassenergo", year of birth 1977.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, chief specialist of department of corporate governance methodic –of the Business0Unit №2 of the JSC RAO "UES of Russia", date of birth 1980
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, adviser of the fund "Institute of Professional Directors", date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name***: Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo***"
Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's chartered capital: 0%
Core activity: ***Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to***

transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.

Officers of the business company:

Riabov Vladimir Vladimirovich, date of birth 1969

Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, deputy general director of the JSC "Kuzbassenergo" on corporate governance, date of birth 1959

Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Shatsky Pavel Olegovich, deputy director on energetics, amalgamation and merger of the JSC "Siberian Coan and Energetics Company", date of birth 1972.

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963

Function of this person: Deputy Chairman of f the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich,General Director of the JSC "Voronezhenergo", date of birth 1957

Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Seliverstova Tatiana Alexandrovna, Head expert of the Department of information, analytics and activity of representatives of the RAO "UES of Russia" in the management bodies of the SDC Business-Unit №2 of the JSC "RAO UES of Russia", date of birth 1972.

Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Riabova Nadezhda Semenovna, Deputy general director on personnel management and general tasks, date of birth 1956.

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Bel Svetlana Alexandrovna, chief accountant, date of birth 1953.

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sheiko Evgeny Alexandrovich, deputy general director on finances and economics, date of birth 1973

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

4. Kazakova Ekaterina Nickolaevna, chief of legal department, date of birth 1979
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Borisov Vladimir Petrovich, deputy general director on technical supervision and development, date of birth 1970,
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

6. Baulin Vladimir Nickolaevich, deputy general director on electric power transporting, date of birth
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"***
Location: ***30, Kuznetsky prospect Kemerovo, 650099,*** Russia
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:
Lermontov Yury Borisovich, date of birth 1967
Functions of this person: ***Sole executive body.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1.Erofeev Alexander Kuprianovich, deputy general director of JSC "Kuzbassenergo" on corporate governance, year of birth 1959.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none
2. Skorokhodov Dmitry Viktorovich, chief of legal department of the JSC "Kuzbassenergo", year of birth 1977.
Function of this person: ***Deputy Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, head specialist of power assets administration of the JSC "Siberian Coal and Energetics Company", date of birth 1974.
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bazhenova Ekaterina Alexandrovna, head expert of the department on economic planning and financial supervision of the Business-unit №2 of the JSC RAO "UES of Russia", date of birth 1978.
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Parkhomuk Olga Viktorovna, adviser of the Fund "Institute professional directors", date of birth 1963.

Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbassenergoremont" is not provided by the Charter of the Company.

Full firm name: ***Stock Company Engineering- analytical centre "Kuzbasstekhenergo", JSC "Engineering and analytical centre "Kuzbasstekhenergo".***
Location: ***17, Stantsionnaya str., Kemerovo, 650099,*** Russia
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: 40.10.41 - ***activity on heat power plants working capacity;***
33.20.9 – ***repair and maintenance of instruments , devices for control and measuring, etc.***
74.30.5 - ***testing and analysis of mechanical and electric parameters of finished product.***

Officers of the business company:
Yashinin Vladimir Borisovich, date of birth 1963 .
Functions of this person: ***Sole executive Body***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Kinzburg Biris Avramovich, Adviser of General Director of the JSC "Kuzbassenergo" for production; date of birth 1936.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, Director on corporate governance of the JSC "Kuzbassenergo" – regional electrosetevaya company", date of birth 1976.

Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Bochka Irina Sergeevna, Head of department of corporate governance administration of Business-Unit №2 of the JSC RAO "UES of Russia", date of birth 1980.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kostiuk Mikhail Dmitrievich, Adviser of the Fund "Institute of Professional Directors", date of birth 1952.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, Key specialist of the power assets administration of the JSC "Siberian Coal and Energetics Company", date of birth 1968.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstekhenergo" is not provided by the Charter of the Company.

Full company name: ***Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenergo"***
Location: ***4, Stantsionnaya str., Kemerovo, Russia 650006***
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: ***transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.***

Officials:
Trushkov Viacheslav Leonidovic, date of birth 1969.
Functions of this person: ***Sole executive body, Chairman of the Board.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, deputy general director of the JSC "Kuzbassenergo" on corporate governance, date of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Ivanov Boris Ivanovich, deputy general director of the JSC 'Kuzbassenergo" on production backing, date of birth 1960.
Functions of this person: ***Deputy Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Goncharov Igor Mikhailovich, ***Key specialist of the power assets administration of the JSC "Siberian Coal and Energetics Company", date of birth 1968.***
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, head expert of the Corporate governance department of the Business unit №2 of the JSC RAO "UES of Russia", year of birth 1980.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Khalmeev Takhir Kaiumovich, Adviser of the Fund "Institute of Professional Directors", year of birth 1950.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):
1. Zheludko Anatoly Maximovich, First deputy general director for common tasks; year of birth 1950.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kudriashova Tatiana Anatolievna, head of financial and economic department, year of birth 1952.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Maltseva Irina Nickolaevna, chief accountant, year of birth 1960.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Churekov Mikhail Valerievich, chief engineer, year of birth 1974.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "***
Location: 37, Kuzbasskaya str., Kemerovo, Russia
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity:
85.11. – patient care institution activity;

52.31. – retail trade in pharmaceutical preparation;
52.32. – retail trade in medical and orthopedic devices;
24.42.1. – medicine production;
51.46. – wholesale trade in pharmaceutical and medical devices, medicine technique and orthopedic devices;
80.42. – training for adults and other types of educational services, not included in the other groups;
85.13. – dental services.

Officials:
Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, deputy general director of JSC "Kuzbassenergo" on corporate governing, year of birth 1959.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none
2. Eliseeva Irina Eduardovna, advocate of the Moscow Bar, date of birth 1978.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
3. Golofast Dmitry Yakovlevich, head of department – head of apparatus of the JSC "Kuzbassenergo", date of birth 1965
Functions of this person: deputy Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva Yulia Vladimirovna, leading expert of Department on projects realization of the Business –unit №2 of the JSC RAO "UES of Russia", date of birth 1979
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, adviser of the Fund "Institute of Professional Directors", date of birth 1976
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):

1. Churekova Natalia Georgievna, deputy head doctor on medical part; date of birth 1950.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Kozlova Olga Agurianovna, deputy head doctor on economics; date of birth 1963.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.Elin Boris Petrovich, chief engineer; date of birth 1953

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Gorokhova Tatiana Lvovna, chief accountant ; date of birth 1954.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: ***Joint Stock Comapany "Kuzbassenergoservice" , JSC "Kuzbassenergoservice"***
Location: ***10, Karbolitovskaya str., Kemerovo, 650000, Russia***
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***31.62.9 - mounting, repair and technical maintenance of other electric equipment not included in the other groups;***
74.20 - architecture activity; technical designing; exploration and geophysical works; land measuring and mapmaking works; standardization and metrology; hydrometeorology and closed branches; activity concerned a deciding a technical tasks not included in the other groups;
45.25. – production of the other construction works;
52.11. – Retail trade in especially foodstuffs (including drinks and tobacco goods) at the not specialized shops;
52.42. – Retail trade in clothes;
52.48.31. – Retail trade in household chemical goods , synthetic detergents, wall papers and floor coating; 28.11. –production of construction metalware;
63.40. – transportation of goods;
65.23.1. –capital investments in securities;
74.13.1. – researching in market opportunities;
51.50. – other wholesales trade.

Officers of the business company:

Kovalenko Anatoly Antonovich, date of birth 1970
Function of this person: Sole Executive Body(acting as general drector) , Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

1. Erofeev Alexander Kuprianovich, deputy general director of JSC "Kuzbassenergo" on corporate governing, year of birth 1959.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

2. Ivanov Boris Ivanovich, deputy general director of the JSC "Kuzbassenergo" on production backing, date of birth 1960.
Functions of this person: ***Deputy Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Bochka Irina Sergeevna, Head of department of corporate governance administration of Business-Unit №2 of the JSC RAO "UES of Russia", date of birth 1980.
Functions of this person: ***Member of the Board of Directors***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ugriumov Artem Anatolievich, adviser of the Fund "Institute of Professional Directors", date of birth 1976
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, head specialist of power assets administration of the JSC "Siberian Coal and Energetics Company", date of birth 1974.
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):
1. Kosmacheva Svetlana Fedorovna, chief of the financial department; date of birth 1974.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Sobolev Evgeny Robertovich, assistant of general director on legal questions; date of birth 1968,
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company name: ***Open Joint Stock company "West-Siberian TETs", JSC "West-Siberian TETs".***
Location: ***Russian Federation, Kemerovo region, Novokuznetsk, Severnoye shossey, 23.***
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: ***50 % + 1***
Share of the subsidiary's common stock in ownership of the issuer: ***50 %+ 1***
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***40.10.41 – work on providing with heat power plants working capacity;***
40.10.1 –electric power production;
40.10.11 – electric power production by heat power plants;
40.10.3 –electric power distribution;
40.30.11 – steam and hot water (heat power) production by heat power plants;
40.30.2 –steam and hot water transmission (heat power);
51.56.4 – wholesales trade in electric and heat power (except their transmission and distribution).

Officials:
Mikhailov Sergey Nickolaevich, year of birth 1959.
Duties of this person: ***Sole executive body.***
Share of this person in the chartered capital of the Issuer: ***has not such a share.***
Shale of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

Personal composition of the Board of Directors:

1. Gnezdilov Mikhail Vladimirovich , Head expert of the Department of projects layout of Business-Unit №2 of the JSC "RAO UES of Russia", date of birth 1982.
Duties of this person: ***Member of the Board of Directors.***
Share of this person in the chartered capital of the Issuer: has not such a share
Shale of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

2. Goncharov Igor Mikhailovich – chief specialist of power assets administration of the JSC "Siberian Coal and energetics company", year of birth 1968.
Duties of this person: ***deputy Chairman of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Shale of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

3. Gromova Tatiana Alexandrovna, Analyst of the Center of projects realization for reforming of the Center of Reform Administrating of the JSC "RAO UES of Russia", date of birth 1957.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

4. Zhigarev Vladimir Alexandrovich, Adviser of the Fund "Institute of Professional Directors"; date of birth 1962.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

5. Zakhariuta Marina Sergeevna, Chief specialist for power assets administrating of the JSC "Siberian Coal and Energetics company"; year of birth 1973.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

6. Kiysky Artur Valterovich, Chief specialist of the Department of business-planning of the Corporate Center of the JSC 'RAO UES of Russia", year of birth 1978.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

7. Kozhura Ruslan Viacheslavovich, Advocate of the Moscow city Bar, year of birth 1963.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Shale of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

8.Kolykhanov-Lapovsky Grigory Borisovich, Head of Department of logistics and purchases of Business-Unit №2 of the JSC RAO "UES of Russia"; year of birth 1958.
Duties of this person: ***Chairman of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

9. Kostriukov Vladimir Evgenievich, Chief expert – Assistant of the Managing Director in PR of the Business-Unit №2 of JSC RAO "UES of Russia", year of birth 1972.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share***

10. Tepikin Valery Kimovich, Chief specialist of the center of strategical planning of the JSC "Siberian Coal and Energetic company", date of birth 1954.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share***

11. Shatsky Pavel Olegovich, Deputy director for energetics, amalgamation and merger of the JSC "Siberian Coal and Energetics Company"; year of birth 1972.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share***

Corporate executive body was not formed (Board), as its is not provided by the Charter of the JSC "West -Siberian TETs".
Full company name: ***Open Joint Stock Company "South-Kuzbass GRES", JSC "South-Kuzbass GRES".***
Location: ***Russian Federation, Kemerovo region, Kaltan village, Komsomolskaya str., 20.***
Reason to be recognized as affiliated or subsidiary regarding the Issuer: ***Prevalent participation in the chartered capital.***
Issuer's share in the chartered capital of business venture: ***50 % + 1***
Share of the subsidiary's common stock in ownership of the issuer: ***50 %+ 1***
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***40.10.41 –activity on heat power plant's working capacity backing;***
40.10.1 – electric power production;
40.10.11 – electric power production by heat power plants;
40.10.3 – electric power distribution;
40.30.11 – steam and hot water (heat power) production by heat power plants;
40.30.2 – steam and hot water (heat power) transmission;
51.56.4 – wholesales trade of electric and heat power (except their transmission and distribution).

Officials:
Mikhailov Sergey Nickolaevich, year of birth 1959.
Duties of this person: ***Sole executive body.***
Share of this person in the chartered capital of the Issuer: ***has not such a share.***
Shale of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

Persona composition of the Board of Directors:
1.Bogatin Evgeny Vladimirovich, Chief expert- Assistant of the managing director of GR of the Business-Unit №2 of the RAO 'UES of Russia", year of birth 1976.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share***
2. Goncharov Igor Mikhailovich – chief specialist of power assets administration of the JSC "Siberian Coal and energetics company", year of birth 1968.
Duties of this person: ***deputy Chairman of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: has not such a share.
3.Zavalko Maxim Valentinovich, First deputy head of Corporate management department and interaction with shareholders of the Corporate Center of the JSC RAO "UES of Russia", year of birth 1976.

Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***
4. Zakhariuta Marina Sergeevna, Chief specialist for power assets administrating of the JSC "Siberian coal and Energetics company"; year of birth 1973.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***
5. Kozhura Ruslan Viacheslav, Advocate of the Moscow city Bar; year of birth 1963.
Duties of this person: ***deputy Chairman of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

6. Lisiansky Mikhail Eduardovich, deputy Managing director of the Business-Unit №2 of the JSC RAO "UES of Russia"; year of birth 1968.
Duties of this person: ***Chairman of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

7. Nekipelov Yury Borisovich, Adviser of the Fund "Institute of Professional directors"; year of birth 1972.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share*** .
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

8. Pletnev Alexey Alexandrovich, Chief expert of the Corporate Governance Department of the Business-Unit №2 of the RAO "UES of Russia"; year of birth 1981.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

9. Tepikin Valery Kimovich, Chief specialist of the center of strategical planning of the JSC "Siberian Coal and Energetic company", date of birth 1954.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share***

10. Shumilov Alexander Alexandrovich, Head of power assets administration of the JSC "Siberian Coal and Energetics Company"; year of birth 1967.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

11. Ekzarko Elena Villenovna, Chief expert of the Department of the market of reform administration of the JSC "RAO UES of Russia", year of birth 1962.
Duties of this person: ***Member of the Board of Directors***
Share of this person in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary stocks of the Issuer belonging to this person: ***has not such a share.***

Corporate executive body (Board) was not formed as it is not stipulated by the Charter of the "South-Kuzbass GRES".

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are reflected.

Real estate property objects on which the capital investments were finished, the corresponding initial acceptance documents were drew up, also the documents were transferred to the State registration and actually are operating now shall be accounted in the structure of the fixed assets. The objects of the fixed assets were taken to account over the actual expenses provided by acquisition (construction).

Information on the initial cost (replacement) of the fixed assets and on the sum of the accrued depreciation.

Name of the group of the fixed assets objects	Initial (replacement) cost, RUR thousands	Sum of the accrued depreciation, RUR thousands
Reporting date: 01.10.2006		
Buildings, constructions and transfer mechanisms	*22 046 127*	*13 534 109*
Machines, equipment, transport	*22 629 294*	*16 607 189*
Other	*75 645*	*31 125*
Land	*440 101*	*0*
Total:	*45 191 167*	*30 172 423*

Depreciation of the fixed assets was accrued by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets accepted to accounting till the 01.01.2002, the depreciation was accrued in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".
At the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups". The accepted terms of the useful using by the groups of the fixed assets are listed below in the Table :

Group of the fixed assets	Terms of the useful using (year's number) of the objects accepted to the balance	
	before 01.01.2002	since 01.01.2002
Buildings	*100*	*35*
Machines and equipment	*8 – 15*	*5 – 8*
Transport	*7 – 10*	*5 – 7*
Computer techniques	*10*	*5*
Other	*3 - 10*	*2 - 5*

Information on the long-term rented fixed assets

as for situation by:	**thousands RUR**
31.12.2001	*1 785*
31.12.2002	*167 618*
31.12.2003	*150 058*
31.12.2004	*6 595*
31. 12.2005	*20 550*
30.09.2006	*4 822*

The JSC "Kuzbassenergo" enlists the fixed assets revaluation services of the specialists (experts) of the independent valuator, i.e. the Closed joint stock company "ENPI CONSULT" (ZAO "ENPI CONSULT) (Tax payer code 7737017200; №15, Dukhovsky pereulok, Moscow, 113191; license № 000031 "evaluation activity" issued 06.08.2001 by the Ministry of Property of Russia). Revaluation means definition full replacement cost of the fixed assets. i.e. full expenditures cost that the owner should bear with a purpose to their renewal (replacement) by the new fixed assets at the market prices in force by the date of revaluating in accordance with the Order of the Ministry of Finances of Russia dd. 30.03.2001 №26N.
revaluation of the fixed assets of the JSC "Kuzbassenergo" carried out according to the Provisions on accounting "Fixed assets accounting" PBU 6/01, approved by the order of the Ministry of Finances of Russia 30.03.2001 №26n (with amendments and changes dd. 18.05.2002).
Fixed assets subject to revaluation are the constructions (access and internal roads and areas) and boilers.

When the preliminary analysis of the fixed assets structure had been made, the groups of the fixed assets equal to 257 unites of the complete balance cost RUR 8 766 298 236,41 were defined.

Fixed assets group	*position number*	*Full balance (initial) cost by the 01.01.2006 (RUR)*
Access auto roads, grounds covering	*63*	*194 795 402,00*
Fences (barriers)	*105*	*80 032 320,82*
Boilers and permanent steam boilers	*89*	*8 491 470 513,59*
	257	*8 766 298 236,41*

Method of the direct valuation was used to define full replacement cost of the fixed assets. Enlarged results of revaluation by the groups of the fixed assets are mentioned in the table:

Position number	*Fixed assets group*	*Full balance (initial) cost by the 01.01.006 , RUR*	*Full replacement (initial cost) by the 01.01.2006 , RUR*
63	*Access auto roads, grounds covering*	*194 795 402,00*	*366 273 400*
105	*Fences (barriers)*	*80 032 320,82*	*109 654 100*
89	*Boilers and permanent steam boilers*	*8 491 470 513,59*	*12 385 225 000*
257	*Total*	*8 766 298 236,41*	*12 861 152 500*

Fixed assets revaluation's results for the last 5 completed fiscal years:

№№	Name of the fixed assets group	Overall value before the evaluation, RUR	Depreciated cost (minus depreciation)b	Date of revaluation	Overall value after revaluation, RUR thousands	Depreciation value (minus depreciation)before the revaluation

		thousands	efore the revaluation RUR thousands			RUR thousands
1.	***2001 year***			***01.01.2001***		
	Total:	*27 701 857*	*12 238 416*		*33 465 274*	*14 550 073*
1.1.	Buildings	*4 237 600*	*2 975 249*		*4 696 021*	*3 227 624*
1.2.	Constructions	*10 134 280*	*4 369 980*		*12 153 700*	*5 338 617*
1.3.	Machine and equipment	*13 134 842*	*4 794 369*		*16 415 647*	*5 880 344*
1.4.	Transport	*151 518*	*75 754*		*158 716*	*80 424*
1.5.	Other	*43 617*	*23 064*		*41 190*	*23 064*
2.	**2002**			***01.01.2002***		
	Total:	*34 359 623*	*14 518 224*		*50 685 449*	*19 283 383*
2.1.	Buildings	*4 750 914*	*3 225 360*		*7 141 895*	*4 450 981*
2.2.	Constructions	*12 378 064*	*5 246055*		*17 990 831*	*7 000 154*
2.3.	Machine and equipment	*16 994 023*	*5 921 276*		*25 221 634*	*7 668520*
2.4.	Transport	*182 374*	*92 730*		*238 369*	*111 989*
2.5.	Other	*54 248*	*32 803*		*92 720*	*51 739*
3.	**2003**			***01.01.2003***		
	Total:	*52 050 332*	*19 496 276*		*64 136 379*	*23 388 494*
3.1.	Buildings	*7 218 115*	*4 268 185*		*8 868 592*	*4 894 095*
3.2.	Constructions	*18 191 842*	*6 860 341*		*24 597 577*	*8 917 319*
3..3.	Machine and equipment	*25 748 318*	*7 637 601*		*29 785 307*	*8 842 368*
3.4.	Transport	*265 434*	*153 653*		*261 368*	*145 424*
3.5.	Other	*95 442*	*45 315*		*92 354*	*58 107*
3.6.	Lands	*531 181*	*531 181*		*531 181*	*531 181*
4.	**2004**			***01.01.2004***		
	Total:	*65 824 831*	*23 848 153*		*69 863 846*	*24 799 990*
4.1.	Buildings	*8 875 289*	*5 313 832*		*8 887 164*	*5 580 135*
4.2.	Constructions	*25 030 524*	*8 507 177*		*26 092 637*	*8 624 415*
4.3.	Machine and equipment	*30 971 768*	*9 275 897*		*33 927 102*	*9 841 212*
4.4.	Transport	*286 954*	*136 161*		*295 993*	*138 760*
4.5.	Other	*89 230*	*44 020*		*89 884*	*44402*
4.6.	Lands	*571 066*	*571 066*		*571 066*	*571 066*
5.	**2005**			***01.01.2005***		
	Total:	*70 667 657*	*24 174 166*		*76 874 461*	*26 850 869*
5.1.	Buildings	*8 956 014*	*5 367 920*		*11 463 670*	*6 818 797*
5.2.	Constructions	*26 410 663*	*8 531 395*		*30 064 100*	*9 730 580*
5.3.	Machine and equipment	*34 451 050*	*9 582 682*		*34 496 220*	*9 608 957*
5.4.	Transport	*200 576*	*80 311*		*200 576*	*80 311*
5.5.	Other	*82 936*	*45 440*		*83 477*	*45 806*
5.6.	Lands	*566 418*	*566 418*		*566 418*	*566 418*
6.	**2006**			***01.01.2006***		
	Total:	*78 929 129*	*27 085 100*		*83 023 982*	*27 491 892*
6.1.	Buildings	*11 731 495*	*6 875 912*		*11 580 495*	*6 856 440*
6.2.	Constructions	*30 747 839*	*9 710 913*		*31 300 024*	*10 015 475*
6.3.	Machine and equipment	*35 587 760*	*9 810 601*		*39 279 808*	*9 917 006*
6.4.	Transport	*207 976*	*77 784*		*207 976*	*77 784*
6.5.	Other	*87 491*	*43 322*		*89 111*	*58 619*
6.6.	Lands	*566 568*	*566 568*		*566 568*	*566 568*

Replacement of the turbine Nr.12 at the Kuznetskaya TETs come to its finish. Estimated price s a 138,9 million rubles. 129 million rubles were developed by the 01.10.2006.

The project's purpose: demounting of the turbine Nr.12 of type R-12-90\31with the fixed capacity 10Mw worked out its life time. Turbine was demounted in the 1st of February 2006.

Mounting of the new redesigned turbine of the type R-12-8,8,\3,1-1 with the installed capacity 12 Mw. Putting into operation is scheduled in the December of the year 2006.

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Figures charactering profitability and unprofitableness of the Issuer:

Figures name	Calculation's methodic	By 30.09.2005	By 30.09.2006.
Proceeds, RUR	F №2 p.10	*14 148 571 000*	*14 037 897 000*
Gross profit, RUR	F. №2 p. 010 - F. №2 p. 020	*1 381 251 000*	*1 282 166 000*
Net profit (undistributed profit (uncovered loss), RUR	F. №2 p. 190	*876 266 000*	*207 469 000*
Profitability of the own capital, %	F. №2 p. 190 / (F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450) x 100	*3,12*	*1,17*
Profitability of the assets, %	F. №2 p. 190 / F. №1 p.300x 100	*2,51*	*0,94*
Margin of net profit, %	F. №2 p. 190 / F. №2 p.010x 100	*6,19*	*1,48*
Profitability of production (sales), %	F. №2 p. 050 / F. №2 p. 010 x 100	*7,68*	*9,07*
Ratio of capital turnover	F. №2 p. 010 / (F. №1 p.300 - F.№1 p.690)x 100	*0,41*	*0,64*
Sum of the uncovered loss as for a reporting date, RUR	F. №1 p. 465 + F. №1 p. 475	*0,00*	*0,00*
Ratio of the uncovered loss at the reporting date and the balance currency	F. №1 p. 475 / F. №1 p. 300	*0,00*	*0,00*

During the 9 months of the year 2006 sales proceeds of commodity output, works, services amounted 14 037 897 thousand rubles or 99,% from the level proper to the similar period of the year 2005.

As a result of financial and economic activity the Company earned gross profit amounted to 1 282 166 thousand rubles during the 9 months of the year 2006, i.e. by 179640 thousand rubles (14%) higher than during the similar period of the year 2005.

It's important to mark that as a whole JSC "Kuzbassenergo" received net profit amounted to 207 469 thousand rubles during the 9 months of the year 2006.

4.1.2. Factors affecting the change of the gain amount from the sales by the issuer of goods, products, services and profit (loss) of the major activity of the issuer

№	*Figures*	*Unit*	*Absolute value of figure's change fact of the 3rd q. 2006 to the planned figure of the 3rd q. of the year 2006.*	*Influence on financial result, (+) profit, (-) loss.*
1.	***Change in the volume of the outputted production - total***	***Rub. thousand.***	***-238667***	***-238667***
1.1.	***Electric power***	***Rub. thousand***	***-214030***	***-214030***
1.1.1.	***Change in the industrial program***	***Rub. thousand***	***-58972***	***-58972***
1.1.2.	***Change in the electric power tariff***	***Rub. thousand***	***-155058***	***-155058***
1.2.	***Heat power***	***Rub. thousand***	***-24637***	***-24637***
1.2.1.	***Change in the industrial program***	***Rub. thousand***	***-18880***	***-18880***
1.2.2.	***Change in the heat power tariff***	***Rub. thousand***	***-5757***	***-5757***
2.	***Change in the net value of products – total***	***Rub. thousand***	***-130426***	***130426***
2.1.	***Electric power***	***Rub. thousand***	***-129812***	***129812***
2.2.	***Heat power***	***Rub. thousand***	***-614***	***614***

4.2. Issuer's liquidity, adequacy of the capital and circulating assets

Figure's name	**Calculation's methodic**	*by 30.09.2005*	*By 30.09.2006*
Own circulating assets, RUR	F. №1 L. 490 + F №1 L. 640 + F.№1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230	*-1 734 646 000*	*-1 213 080 000*
Ratio of the owned assets autonomy	(F. №1 L. 490 + F. №1 L. 640 +F. №1 L. 650 - F. №1 L. 450) / F. №1 L. 300	*0,81*	*0,81*
Index of the fixed asset	(F. №1 L. 190 + F. №1 L. 230) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	*1,06*	*1,07*
Ratio of the current liquidity	(F. №1 L. 290 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	*1,09*	*1,11*
Ratio of the quick liquidity	(F. №1 L. 290 - F. №1 L. 210 - F. №1 L. 220 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	*0,58*	*0,61*

As compare with the similar period of the year 2005, change in the Company's ratio of liquidity took place in the III quarter of the reporting period :

- *ratio of the current liquidity* characterizing the paying capacity of the Company under the complete mobilization of the circulating assets (sale of all reserves, total settle up with the debtors having a debt with a pay off term less than 1 year) amounted 1,11 by the 30.09.2006, i.e. having mobilized all circulating assets the Company will be able to pay off 100% of his short-term liabilities and 11% of the long-term, i.e. by 2 percent point more than in the similar period of the previous year;

- ***ratio of the quick (term) liquidity*** characterizes a paying capacity of the Company on timely payments of the debtors. Analysis of the quick liquidity ratio shows that as for a date of the 30.09.2006 the Company may pay off once 61% of his short-term liabilities provided the 100% liquidity of the short-term accounts receivable (term for paying off less than one year). It is by 3 percent points more than in the 3rd quarter of the year 2005;

- ***ratio of the own assets autonomy*** defines the property share formed due to own sources (chartered, additional capital; not distributed profit etc.). A defining of a figure more than 50% the risk of creditors reduces to the minimum, i.e. having sold a half of his property formed at the cost of the owned assets the Company may pay off all his debt liabilities if even the second half containing the borrowed assets will be depreciated by any reasons. As for a date of 30.09.2006 this index was equal to 81%, that corresponds to the data of the similar period of the year 2005.

By the 30.09.2006 a deficit of the own sources of the circulating asset's forming amounted RUR 1 213 080 thousands against RUR 1 734 646 proper to the period 30.06.2006.

4.3. Amount and structure of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

a) in accordance with the Articles of Association the chartered capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);
b) Information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Index	*By 30.09.2006*
a) Amount of the chartered capital, RUR	*606 163 800*
b) Total cost of the issuer's stock bought out by the issuer for the further resale	did not redeem
c) Amount of the capital reserves of the issuer, RUR	*30 308 000*
d) Amount of the additional capital, RUR	*15 483 530 000*
e) Amount of the unappropriated balance net proceeds, RUR – - unappropriated balance of the previous years - unappropriated balance (uncovered loss)	*1 624 644 000* *7 445 000*
f) amount of the Issue's target investment assets, RUR	*0*
g) total amount of the Issuer's capital, RUR	*17 752 091 000*

By the 30.09.2006 the sum of the additional capital amounted RUR 15 483 530 thousands.

Additional capital may be spent by the Company to the following purposes:
-write-off the cost decreasing of the fixed assets due to their revaluation
-increase of the chartered capital
-writ-off the loss revealed at the outcome of the reporting period
- distribution between the Company's members.
Unappropriated balance of the last years consists of :
- accumulation fund (proceeds aimed to the capital investments financing; прибыль
- funds of the additional valuation wrote-off from the additional capital under the fixed asset's object retirement;
- fund of a social sphere (objects of the fixed assets of the municipal property subject to transfer);
- profit earlier aimed to replenish the own circulating assets .

The Structure of the owned capital is not changed in the II quarter of the year 2006: i.e. chartered capital, additional capital, capital reserves. The major share of the own assets falls at the additional capital (87,22%). The chartered capital is equal to 3,41%, capital reserves – 0,17%.

The structure and rate of circulating assets (thous. rub.)

CIRCULATING ASSETS	Line's code	by 01.01.2006	by 30.09.2006
Reserve	210	1 252 923	1 146 406
Including: Store and other similar values	211	1 221 355	1 059 385
Stock on farming and fattening	212	0	0
Unaccomplished production inputs	213	0	0
Integrated products and goods for resale	214	2 736	1 976
Shipped goods	215	289	160
Future expenses	216	28 543	17 195
Other costs and resources	217	0	67 690
Acquired values VAT	220	762 908	243 996
Accounts receivable (outgoing expected in more than 12 months after reporting date)	230	301 794	137 370
Including: buyers and customers	231	167 187	21 537
Accounts receivable (outgoing expected in more than 12 months after reporting date)	240	1 870 240	1 329 221
Including: buyers and customers	241	650 859	478 517
Short-term investments	250	825	50 111
Cash resources	260	476 439	303 977
Other circulating capital	270	1 437	554
Total:	290	4 666 566	3 211 635

The own funds of the Company are the source of the circulating assets financing. The Company owned capital is enough for basic company recourse demand and current commitment covering. The demand provides production steadiness and sales of products.

The Company politics concerning circulating capital consists in the supply with acceptable structure and rate of the circulating assets of the Company to enhance assets liquidity. To cut down accounts receivable the work with buyers and customers is kept, bills payable and the overdue accounts receivable collection are handled.

The factors resulting in the changing of the circulating assets financing politics; assessment of chances of their forthcoming:

The following factors may effect the changing of the circulating assets financing politics:

1. ***The conventional, payment and account discipline violation by customers will lead to the Society earning decrease and debts increase to creditors. In this case the issuer has to repay the bill payable due to charged borrowing costs attraction, substituting credit debts to suppliers and contractors for loan debts to banks and credit companies. According to the issuer's opinion the possibility of this factor is average.***
2. ***The producing costs increasing leads to efficiency and the Company benefit volume reduce. According to the issuer's opinion the possibility of this factor is not high.***

4.3.2. The issuer's investments

The investments in accordance with PBU 4/99 "Company book-keeping" are considered to be:
- Investments in associated companies;

- Investments in limited companies;
- Investments in the other companies;
- Borrowing for more than 12 months;
- Borrowing for not more than 12 months;
- Owned shares, bought back from shareholders;
- Other investments.

The Company takes the balanced account investments into consideration .in accordance with PBU № 19/02 "Investment accounting", approved by the Ministry of Finance ban 10.12.2002 № 126.

The long-term Company investments (Balance sheet article 140) came to 2 599 457 rubles by 30.09.2006 (not regarding the backlog for depreciation of JSC "Kuzbasshydroenergostroy" associated company investment at the rate of 118 619 000 rubles).

The long-term investments:

1. ***Investments in associated companies – 2 597 887 rubles;***
2. ***Investments in the other companies – 54 000 rubles:***
   - ***50.000 rubles – LLC "TEK Magazine and Kuzbass resources" (6,67%);***
   - ***4.000 rubles – LLP "South-West" (7,7 %);***
3. ***Other investments – JSC "Novokuznetsk Aluminium factory" note of hand – 1.516 million rubles (drawn-on date "at sight, but not earlier than 06.03.2021"), got 07.02.2003 for electric power repayment.***

Investments in the securities (ordinary stocks) by 30.09. 2006

Full and abbreviated company brand name, its address	The date and number of the share issue registration	The amount of capital issues belonging to the issuer	Total nominal value of the issuer's share holding, thous. rubles	Total book value of the issuer's capital issues, thous. rubles	Investment efficiency	Current year expected loss, thous. rubles
Join-stock company "Kuzbasshydroenergostroy", JSC "KGES", Russia, Kemerovo region, Krapivinskiy district	1-01-10487-F 06.04.2000 year RO FKCB RF in Siberian Federal district	*118 619 000*	*118 619,0*	*118 619,0*	*16.05.2006 the Company's activity was terminated according to the resolution of the court on the company's liquidation.*	*118 619,0*
Join-stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya st., 14	1-01-10934-F 31.07.2000 year RO FKCB RF in Siberian Federal district	*1 938*	*32 300,0*	*19 380,0*	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	*0*
Join-stock company "Engineering analytical centre" "Kuzbasstechenergo", JSC "Engineering analytical centre" "Kuzbasstechenergo", 650099, Russia, Kemerovo, Stantsionnaya st., 17	1-01-11775-F 14.05.2004 year RO FKCB RF in Siberian Federal district	*17 852*	*18 540,0*	*17 312,0*	Efficient, dividends amounted 600thousand rubles were paid at the outcome of the year 2005.	*0*
Join-stock company "Kuzbass energy repairing company", JSC "Kuzbass energy repairing company", 650099, Russia, Kemerovo, Kuznetsky prospect , 30	1-01-11760-F 29.04.2004 year RO FKCB RF in Siberian Federal district	*29 190*	*29 240,0*	*29 972,0*	Efficient. According to 2005 totals year the profits at the rate of 2036 rubles are to be distributed..	*0*
Closed Join-stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE"	1-01-25251-N 30.12.2002 year 1-01-25251-N-	*164 044*	*5 000,0*	*103 834,0*	Efficient. According to 2005 totals year the profits	*0*

"Kuzbassenergo", 650006, Russia, Kemerovo, Stantsionnaya st., 4	001D 30.04.2004 year RO FKCB RF in Siberian Federal district				at the rate of 376000 rubles are to be distributed.	
Closed Join-stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic" Russia, Kemerovo, Kuzbasskaya st.,37	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 year RO FKCB RF in Siberian Federal district	*128 323*	*116 745,0*	*126 074,0*	Efficient. According to 2005 totals year the profits at the rate of 384000 rubles are to be distributed.	*0*
Join-stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", Russia, Kemerovo, Karbolitovskaya st., 10	1-01-24543-N by 17.07.2002 year RO FKCB RF in Siberian Federal district	*500*	*500,0*	*2 298,0*	Inefficient. ***In the 02.08.2006 the Arbitrage court decided to implement supervision procedure in the company.***	*0*
Open Joint Stock Company "West-Siberian TETs", Russian Federation, Kemerovo region, Novokuznetsk, Severnoye shossey 23.	***1-01-55223-E dd. 14.09.06 RO*** **FKCB RF in Siberian Federal district**	*303 082 091*	*454 623,1*	*1435 325*	***Ineffective Participation in the share capital bears strategical nature. The company is a generating asset.***	*0*
Open Joint Stock Company OAO "South-Kuzbass GRES", Russia, Kemerovo region, Kaltan city, Komsomolskaya str., 20.	***1-01-55215-E dd. 12.09.06 RO*** **FKCB RF in Siberian Federal district**	*303 082 091*	*272 773,8*	*863 692*	Efficient. ***Participation in the share capital bears strategical nature. The company is a generating asset.***	*0*

Information on the other financial investments (investment in the chartered capitals of limited liabilities companies) are not submitted as they make less than 10% of all the investments of the JSC "Kuzbassenergo" by the 30.09.2006.

4.3.3. The issuer's intangible assets

The Company exclusive rights to the trade mark are displayed in the intangible assets structure.

Intangible assets amortization is charged due to the linear device, reasoning from the following beneficial use period:

Trade mark rights – 10 years.

In the accounts the intangible assets are shown through the original cost minus amortization, saved up during the usage period.

Name of the intangible asset establishments set	Original (replacement) cost, rubles	Amortization charged amount, rubles
Reporting date: 30.09.2006		
Trade mark	***4 000***	***3 000***
Total:	***4 000***	***3 000***

The intangible assets accounting is carried out according to PBU 14/2000 "The intangible assets accounting" approved by the Ministry of Finance № 91 16.10.2000.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).
NIOKR expenses are shown in the accounting at the ass. 08 "Investments in the non-circulating assets" (p. 5 PBU 17/02).

Charges on research and development, which results are subject to the legal protection and are made out in the order established by the legislation in force (i.e. patents, certificates, other documents certifying the exclusive right of the Company on research and development's results) are received, were accounted as intangible assets (p. 4 PBU 14/2000).
Charges on research and development, which results were not made out in the provided order should be charge-off from the credit of the acc. 08 "Investments in the non- circulating assets" to the charges on ordinary activity by a linear way during the approved period (p. 11 PBU 17/02).

	At the beginning of the reporting period	*received*	*Written off*		*At the end of the reporting period*
			Total	*Including during reforming*	
Total:	*11 3345 293*	*5 293*	*7 195*	*4 576*	*9 432*
Including: expenditures to NIOKR (account 04)	*9 296*	*0*	*6 658*	*4 576*	*2 638*
Including: Expenditures to NIOKR (account 08)	*2 038*	*5 293*	*537*	*0*	*6 794*

Expenditures to NIOKR not given positive results and referred to the extraordinary expenses: 6 659 thousand rubles in the year 2005; 537 thousand rubles during the 9 months of the year 2006.

NIOKR financing in the year 2006 shall be fulfilled due to own expenses. In the plan of NIOKR only extremely important works were included. Creation of new technologies provided by the patent and license documents was not carried out.

4.5. Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.
Russian energy is at the fourth place in the world over the installed capacities and production volumes.
All existing in the Russian electroenergetics somehow or other relates practically all industries of national economy.
Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.
Due to these principles, the Concept of Strategy of reforming of the Joint Stock Company "RAO UES of Russia " "5+5" was developed and created. Nowadays this Concept is realized successfully by the management body "RAO UES of Russia " also by management of regional power companies.

On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market.

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.
In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:
- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;
- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES";
- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;
- preparation of a strategy for reforming of RAO "UES of Russia";
- termination of a preparatory stage of reforming of RAO "UES of Russia";
- development and adoption of the basic variant of reforming of JS-energo;
- preparation to implementation of the pilot projects of reforming of JS-energo;
- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.
By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Policy Code was approved by RAO "UES of Russia".

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.
The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS – energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").
In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:
- "On electric power";

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";
- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";
- "On modifications and amendments to the Federal Law "On the Natural monopoly";
- «On modifications and amendments to the second part of the Civil Code of Russian Federation";
- "On modifications of the Federal Law "On energy power saving".
Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

In the I half-year 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds.

The 31st of October 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.
Variant of creation of TGC by way of co-incorporation is implicate its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the authorized capital of the newly created company. Thus it's a possibility at the early stage to create a large operational company whose shareholders will be incorporated it JS-energo .
According to the Resolution of the Government of RF №643 dd. 24.10.2003 this present year "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

In March 2004 allocation of repairing activity was finished according to the Program on energyreparing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energyreparing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003.
Subsidiary named "Maghistralnye electric networks" (Main power lines) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.
In February 2005 the Board of Directors of RAO "UES of Russia" approved a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

1) transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation;

2) payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the chartered capital of JSC"FNC UES";

3) joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.

Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.

The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.

The Kuzbass energy system feature is in the fact that the JSC "Kuzbassenergo" both sell and buy electric power.

In the 12 of July 2005 the Board of Directors of the JSC "Kuzbassenergo" approved the substantial reforming condition contains the action's schedule on the JSC 'Kuzbassenergo" reforming, a target state of reforming and a scheme of interterritorial consolidation.

By the Order №476 dd. July, 29, 2005 the Plan-schedule of reforming was approved, defining the trends of energy system activity at reforming to the 2st half year 2005 and to the year 2006.

Evaluation of a market price of a stock of the JSC "Kuzbassenergo" as for a date of 30.06.2005 was made by the independent valuator. Price per one stock fro redemption purposes was established equal RUR 17,57.

By the resolution of the Board of Directors of JSC RAO "UES of Russia" dd. 23.12.2005 the program on reforming of JSC "Kuzbassenergo" adopted 24.06.2004 was cancelled and the new program was approved provided segregation of JSC "Western-Siberian TETs" and JSC "South-Kuzbass GRES" with proportionally stock allocation between the shareholders except 50%=1 stock subject to purchase by the JSC "Kuzbassenergo". Termination of participation in these two companies will be carried out by way of share holdings selling as united lots at the open auctions furthermore every shareholder will receive right to sell his stocks in composition of the united lots at the date of shareholders register closing.

Purchasing by JSC "Kuzbassenergo" of generating and heat network assets of JSC "Altayenergo" is provided in future.

The extraordinary general meeting of shareholders of JSC "Kuzbassenergo" took place the 30.12.2005.

Decision on reorganization of JSC "Kuzbassenergo" by way of segregation of the following objects saving the structure of the chartered capital was accepted over the voting results:

- ***JSC «Kuzbassenergo – regional electric network company";***
- ***JSC «Kuzbass energy supply company";***
- ***JSC "Main power lines "Kuzbassenergo";***
- ***JSC 'Western-Siberian TETs";***
- ***JSC "South-Kuzbass GRES".***

Socks of the newly creating by JSC "Kuzbassenergo" companies - (JSC «Kuzbassenergo – regional electric network company", JSC «Kuzbass energy supply company", JSC "Main power lines "Kuzbassenergo", JSC 'Western-Siberian TETs", JSC "South-Kuzbass GRES") shall be distributed between the shareholders of JSC 'Kuzbassenergo' including the shareholders who had voted against or who had not took participation in voting over the agenda on reorganization of the

Company proportionally to the number of the stocks owned by them belonging to the JSC "Kuzbassenergo".

JSC "Kuzbassenergo" gets 50%+1 stock in the chartered capital of the JSC "South-Kuzbass GRES" and JSC "West-Siberian" TETs.

To the shareholders who voted against or who did not vote, it is offered to acquire the shares in the JSC "Western-Siberian TETS" and JSC "South –Kuzbass GRES" proportional to their present share in chartered capital of JSC "Kuzbassenergo".

The shareholders voting " for" the segregation of new companies, should acquire the shares proportional to their share in the chartered capital of JSC "Kuzbassenergo" but from "rest" of chartered capitals of JSC « Western - Siberian TETs » and JSC« South - Kuzbass GRES » minus shares of JSC "Kuzbassenergo" and the shareholders voted against or not voted.

The stock of the newly creating companies not distributed among the shareholders of the Company shall be deemed as acquired by JSC "Kuzbassenergo".

The Board of directors approved a dividing balance at 30.06.2005.

5 Extraordinary general meetings of shareholders of the companies segregated from the body of the JSC 'Kuzbassenergo" were held in the 18th of May 2006, where the charters of the companies were approved, also general directors of the companies were appointed, the Boards of directors and revision committees were formed.

The 1st of July 2006 the newly created companies were recorded as legal entities:

- ***- JSC «Kuzbassenergo – regional electric network company";***
- ***JSC «Kuzbass energy supply company";***
- ***JSC "Main power lines "Kuzbassenergo";***
- ***JSC 'Western-Siberian TETs";***
- ***JSC "South-Kuzbass GRES".***

Control packets of shares of the segregated power plants from the JSC 'Kuzbassenergo", namely JSC (OAO) "Western-Siberian TETs" and JSC (OAO)"South-Kuzbass GRES" will be evaluated and exhibited for sale in the near future.

Public auctions shall be spent at the beginning of the year 2007.

The Board of Directors of the JSC "Kuzbassenergo" accepted resolution to create an affiliated company "Barnaulsky", where the major generating and heating assets of the "Altayenergo" will be included.

Management of the Altay generation shall be transferred to the JSC "Kuzbassenergo" since the 1st of January 2007.

By this time, Barnaulsky affiliated company of the JSC "Kuzbassenergo" shall be fully formed as his target structure. Generating and heating assets sales contract shall be concluded by this time too, including sale of shares belonging to the power repairing companies of the JSC "Altayenergo".

Payment of the purchased property and shares shall to be after payment reception for the sold shares of the JSC "Western-Siberian TETs" and JSC 'South-Kuzbass GRES".

Having paid in the year 2007 the Altay's assets purchase, the JSC "Kuzbassenergo" shall carry out his activity on the territory of these two regions, being the valid territorial generating company. In the middle of the year 2007 his renaming to the JSC "Territory generating company Nr.12" is planned within the limits of the general meeting of shareholders spending.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by: **(according to the art. 9 of the Articles of Association)**

- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director of the Company.

The Company is determined by the Charter of the Company and by the internal documents , i.e.:

- Provision on the order of preparation and conducting of General meeting of Shareholders of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 02.06.2003.,

- Provision on convocation and conducting of meetings spend by the Board of Directors of JSC 'Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 27.06.2005.

- Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002.

Competence of the General meeting of shareholders, of the General Director and of the Management Board is determined by the Charter of the Company approved by the Annual general meeting of shareholders dd. 21.06.2002 including the following modifications and amendments to the Charter of the Company:

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 01.07.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.09.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 04.11. 2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 30.04.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 22.06.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 24.06.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 25.03.2005

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.06.2006. (Minutes № 15 dd. 05.07.2006).

Charter of the Company including modifications and amendments, also internal documents regulating daily activity of the issuer's authorities are shown on the Web-page of the Company:
http://www.kuzbassenergo.ru/ ***www.kuzbassenergo.ru/invest/doc/mandatory/doc/***

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo" :

In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;

4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;

5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;

6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;

7) splitting and consolidation of the company's shares;

8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;

9) election of members of the Board of Directors and early termination of their powers;

10) election of members of the revision committee of the Company and early termination of their powers;

11) approval of the Auditor of the Company:

12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);

13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;

13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;

14) determination of the procedure of the General Meeting of Shareholders;

15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";

16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";

17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;

18) adoption of internal documents regulating activities of the Company's authorities;

19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;

20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;

21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

10.3. Issues referred to the competence of the General meeting of shareholders shall not to be referred to the Board of Directors, as the Board and General director of the company resolution.

Competence of the Board of Directors of JSC "Kuzbassenergo " :

In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;

2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.

3) approval of the agenda of the General Meeting of Shareholders of the Company;

4) appointment of the secretary of the General Meeting of Shareholders of the Company:

5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;

6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;

7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;

12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.

19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;

20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;

21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to

the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;

27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties) , also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;

34) approval of the cooperation of the Company with the organizations where the company is interested;

35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".

a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;

d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which a SDC is a member, and on changing the unit in the

authorized capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;

36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":

a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;

b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;

b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;

38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;

39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;

40) defining of insurance guarantees including approval of the Insurer of the Company;

41) approval of the independent valuator (valuators) of the company intended to define the value of shares,

property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;

42) other issues referred to the competence of the Board of Directors by the Federal Law "On Joint Stock Companies" and by this present Charter of the Company;
43) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;
44)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market", also candidates-organizers securities issue and deals consultants directly tied with assets attraction in form of public borrowing;
45)preliminary approval of transactions that may entail circumstances rise expressed in foreign currency (or circumstances whose amount is tied with foreign currency) in such case and sizes defined by the single resolutions of the Board of Directors of the Company, also if the aforementioned cases (sizes) are nor determined by the Board of Directors of the Company;
49) determining purchasing policy in the Company, including approval of the Provisions on the order to spend regulate purchasing of goods, works and services, also appointment of a manager and members of the Central Purchasing Body of the Company, also approval of an annual complex purchase's schedule and resolution making in accordance with the documents approved in the Company adjusting the Company's purchasing activity;

50)decision making to nominee General Director of the Company to the State Awards;
51) approval of target meanings (adjusted meanings) of key figures of efficiency (KFE) of the Company and its fulfillment reports;
52)preliminary approval of decisions to make bargains by the Company (including some related bargains), concerned the property alienation or such a possibility , making the fixed assets, intangible assets, objects of uncompleted construction not aimed to electric and heat power production, transmission, dispatching and distribution in cases and sizes defined by the single resolutions of the Board of Directors of the Company.

Issues referred to the competence of the Board of Directors shall not to be submitted to the resolution of the General Director and The Company's management board.

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":
Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.
The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraph 37 of the paragraph 15.1 of the Charter of the Company);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the chartered capital in which is owned by the Company;
- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;
- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;
- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;
- approval of education and professional development plans and actions for the labor staff of the Company;
- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the

date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);
examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;
- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.
To the competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:
- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;
- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;

- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2) , paragraph 20.2 , article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Governance Code was not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

5.2. Information about members of the issuer's management bodies
The Board of Directors:

Bolshakov Andrey Nickolaevich – Member of the Board of Directors
Date of birth – 1955
Education: ***higher***
Experience for the last 5 years:
Period: ***1998-2002***
Institution: ***Ministry of Russian Federation on nuclear power***
Post: ***Consultant***

Period: ***2002 – 2005***
Institution: ***MDM Group, Joint Stock Company "Siberian Coal Energy Company"***
Post: ***Deputy chief of Department on strategical development***
Period: ***2005 – present time***
Institution: ***Limited Liability Company "Profresources"***
Post: ***Head of power administration***

Period: ***2005 – present time***
Institution: ***Joint Stock Company "Siberian Coal Energy Company"***
Post: ***Expert in fuel and energy complex problems***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Khabarovskenergo", Member of the Board of Directors ;
2. JSC "Buriatgeneration", Member of the Board of Directors ;
3. JSC "TGK-14 (Fuel generating company -14), Member of the Board of Directors ;.
4. JSC "Amurenergo" , Member of the Board of Directors;
5. JSC "Dalenergo", Member of the Board of Directors;
6. JSC "Dalnevostochnaya generating company" ;
7. JSC "Omskenergo";
8. ZAO "LuTEC".

Vagner Andrey Alexandrovich – Chairman of the Board of Directors
Date of birth: 1957.
Education: University degree
Experience for the last 5 years

Period: ***2000 - 2004***
Institution: ***RAO "UES of Russia"***

Post: ***Chief of the Department on electric plants***
Period: ***2004- present time***
Institution: ***RAO "UES of Russia"***
Post: ***Deputy managing director of the Business unit №2*** .

Share in the chartered capital of the Issuer: ***0,027 %.***
Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "TGC-10", Chairman of the Board of Directors ;
2. JSC "Nizhedorodskaya generating company", Chairman of the Board of Directors;
3. JSC "Serovskaya GRES", Chairman of the Board of Directors;
4. JSC "OGC-4", member of the Board of Directors;
5. JSC "Surgutskaya GRES-1" Chairman of the Board of Directors;
6. JSC 'Stavropolskaya GRES", Chairman of the Board of Directors;
7. JSC "Volzhskaya TGC" (Fuel generating company -7), member of the Board of Directors;
8. JSC «Siberian ENTTs" Chairman of the Board of Directors;
9. JSC "Berezovskaya GRES", Chairman of the Board of Directors.
10. JSC "TRGC", Chairman of the Board of Directors.

Dunin Oleg Valentinovich – member of the Board of Directors.
Year of birth: ***1958***
Education: University degree
Experience for the last five years:
Period: ***2000 – 2004***
Institution: ***JSC "Srednevolzhskaya interregional managing energetics company".***
Post taken: Head of Administration

Period: 2004-present time
Institution: ***Russian open joint stock company of energetics and electrification "UES of Russia".***
Post taken: Head of department of project's realization of the Business-Unit №2.
Share in the chartered capital of the Issuer: ***has not such a share***
Share of ordinary shares in the chartered capital: ***has not such a share***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***has not such a share***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***has not such a share***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Krasnoyarskenergo", member of the Board of Directors;
2. JSC "Khakasenergosbyt", Chairman of the Board of Directors;
3. JSC 'FGC-13", member of the Board of Directors;
4. JSC "Samarskaya distributing company", member of the Board of Directors;
5. JSC "Samarskaya territorial generating company", Chairman of the Board of Directors;
6. JSC "Surgutskaya GRES-1", «member of the Board of Directors;

7. JSC "OGC-2" member of the Board of Directors;
8. JSC "Karachaevo-Cherkesskaya hydrogenerating company", member of the Board of Directors;
9. JSC "Severo-Osetinskaya hydrogenerating company", member of the Board of Directors;
10. JSC "Kaskad Nizhne-Cherekskykh GES", member of the Board of Directors.

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: ***1980***
Education: ***higher***
Experience for the last 5 years:
Period: ***2002 - 2003***
Institution: ***JSC RAO "UES of Russia"***
Post: ***First category Expert***

Period: ***2003 – 2004***
Institution: ***JSC RAO "UES of Russia***
Post: ***Leading expert***

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia***
Post: ***Head of a sector of the Department on economic planning and financial supervision of the Business Unit №2.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:
1. JSC "Orenbourgskaya FGC", member of the Board of Directors;
2. JSC "Surgutskaya GRES-1", Member of the Board of Directors;
3. JSC «FGC-13», member of the Board of Directors;
4. JSC "Omskaya EGC", member of the Board of Directors.

Enters in the Revision committee of the following legal entities:
1. JSC "OGC-2", member of the revision committee;
2. JSC "GC-10", member of the revision committee;
3. JSC "FGC-11, member of the revision committee.

Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: **ZAO "TransExpert"**
Post: **Legal adviser**

Period: ***2002 – present time***
Institution: **Firm of attorneys №21 of the Bar "Moscow city Bar-1"**
Post: ***Advocate.***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Energoservice" (Omsk), Member of the Board of Directors;
2. JSC "Yakut energy repairing company", Member of the Board of Directors;
3. JSC "Nieriungryenergoremont" , Member of the Board of Directors;
4. JSC "Khabarovsk repair-building company", Member of the Board of Directors;
5. ZAO " MSC "Health Center "Energetic" (Kemerovo), Member of the Board of Directors;
6. JSC "Guberovsky repair –mechanical plant", Member of the Board of Directors.
7. JSC "Buriatenergosbyt", Member of the Board of Directors;
8. JSC "Buriatskye main power lines" Member of the Board of Directors;
9. JSC "Chitinskaya power sale company", member of the Board of Directors;
10. JSC "Dalnevostochnaya distributing company", (Blagoveshensk, Amur region), member of the Board of Directors;
11. JSC "Energostroytrans" (Blagoveshensk, Amur region), member of the Board of Directors;
12. JSC "Kuzbas power supply company", member of the Board of Directors;
13. JSC "Main power lines Kuzbassenergo", member of the Board of Directors;
14. JSC "Omskaya power generating company", member of the Board of Directors;
15. ZAO "LuTEC", member of the Board of Directors;
16. JSC "Buriatenergo", member of the Board of Directors;
17. JSC "Avtoenergoservice" (Barnaul), member of the Board of Directors.

Zarhkin Vitaly Yurievich – member of the Board of Directors
Year of birth: ***1976***
Education: higher
Experience for the last 5 years:
Period: ***1999 – 2000***
Institution: ZAO "Analysis. Consulting and marketing"
Post: ***Expert***

Period: ***2000 – 2001***
Institution: The Moscow representative office of the firm "Morgan Stanly (Europe)"
Post: Analyst

Period: ***2001 – 2002***
Institution: JSC "Alfa Bank"
Post: Analyst

Period: ***2002 – 2003***
Institution: Limited liability company "Eurosibenergo"
Post: ***Adviser of the department of foreign affaires, head of analytical department.***
Period: ***2001 – 2005***
Institution: Open Joint Stock Company "Alfa Bank"
Post: Senior Analyst

Period: ***2005 –present time***
Institution: Open Joint Stock Company "Siberian Coal and energetics company"
Post: Chief specialist/ Adviser of the Director of energetics, merger and amalgamation/ head of Administration of structural projects in power energetics.

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Dalnevostochnaya distributing company", (Blagoveshensk, Amur region), member of the Board of Directors;
2. JSC "South Yakutskenergo", member of the Board of Directors;
3. JSC "Omskenergo", member of the Board of Directors;
4. JSC "Kuzbass power sales company", member of the Board of Directors;
5. JSC "Main power lines Kuzbassenergo", member of the Board of Directors;
6. JSC "FGC-14", member of the Board of Directors;
7. JSC "Yakutskenergo", member of the Board of Directors;
8. JSC "Omsk power generating company", member of the Board of Directors;
9. JSC "Omsk main power lines company", member of the Board of Directors;

Kochetkova Tatiana Vladimirovna – member of the Board of Directors
Year of birth: ***1978***
Education: higher
Experience for the last 5 years:
Period: present time
Institution: Russian open joint stock company of energetics and electrification "UES of Russia".
Post: Head of department of competitive wholesales market, Market department, Centre of reform administrating.
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Mazikin Valentin Petrovich – member of the Board of Directors;
Date of birth: **1945.**
Education: **higher**
Experience for the last 5 years
Period: ***1998 - 2001.***
Institution: ***Kemerovo regional administration***

Post: ***First Deputy Governor of Kemerovo region for fuel and energy complex***
Period: ***2001 – present time.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. ***Open Joint Stock Company "Coal Company "Kuzbassrazrezugol", member of the Board of directors.***

Platonov Vladimir Yurievich - member of the Boar of Directors
Date of birth: ***1959.***
Education: ***higher***
Experience for the last 5 years:
Period: 1998 – 2004
Institution: RAO "UES of Russia".
Post: Deputy Chairman of the Management Board – Head of economic security and regime Department
Period: 2004- present time
Institution: RAO "UES of Russia".
Post: Member of the Management Board
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Sorokin Igor Yurievich – Deputy Chairman of the Board of Directors
Year of birth: ***1974***
Education: higher
Experience for the last 5 years:
Period: ***2000-2001***
Institution: ***Limited liability company "Karana"***
Post: Consultant.

Period: ***2001-2003***
Institution: ***Open Joint Stock Company "Rocolor"***
Post: ***Financial director***

Period: ***2003- 2004***
Institution: Closed joint stock company "MDM Group" (renamed into the ZAO 'SUEC", than into the Holding company "SUEC", ZAO).
Post: Chief specialist

Period: ***2004-present time***
Institution: ***Open Joint Stock company "Siberian cola and energetics company"***
Post: Chief specialist for power assets administrating.

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Enters into the structure of the following legal entities:

1. JSC "Altayenergo", member of the board of directors;
2. JSC AC "Omskenergo", member of the board of directors;
3. JSC "Kuzbass energy repairing company", member of the board of directors;
4. JSC "Kuzbassenergoservice", member of the board of directors;
5. JSC "Kuzbassetremont", member of the board of directors;
6. JSC "Altayenergotekhremont", member of the board of directors;
7. JSC "Dalenergospecremont", member of the board of directors;
8. JSC "Autotransport enterprise "LuTEC", member of the board of directors;
9. JSC "Khabarovskaya reparing nad mounting company", member of the board of directors;
10. JSC "Dalnevostochnaya generating company", member of the board of directors;
11. JSC "Kuzbass power sales company", member of the board of directors;
12. JSC "Kuzbassenergo- regional electric network company", member of the board of directors;
13. JSC "Omskaya power generating company", member of the board of directors;
14. JSC "Chitinskaya generating company", member of the board of directors;
15. JSC "Buriatgeneration", member of the board of directors;
16. JSC "Omskelectrosetremont", member of the board of directors;
17. JSC "Omsk power sales company", member of the board of directors;
18. JSC "Buriatskaya managing company", member of the board of directors.

Shtykov Dmitry Viktorovich – member of the board of directors
Year: ***1976***
Education: higher
Experience for the last 5 years:
Period: ***1999-2003***
Institution: Russian open joint stock company of energetics and electrification "UES of Russia".
Post: Leading specialist; chief specialist; acting as head of department; head of the sector of the Corporate politics Department.

Period: ***2003- present time***
Institution: Fund "Institute of professional directors"
Post: General Director

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Enters into the structure of the following legal entities:

1. JSC "Orelenergo", member of the board of directors;
2. JSC "Zhigulevskaya GES", member of the board of directors;
3. JSC «Volzhskaya GES", member of the board of directors;
4. JSC "Kurskenergo", member of the board of directors;
5. JSC "Vologdaenergo", member of the board of directors;
6. JSC "Tulaenergo", member of the board of directors;
7. JSC "Mosenergosbyt", member of the board of directors;
8. JSC "Lenenergo", member of the board of directors;
9. JSC "Serovskaya GRES", member of the board of directors;
10. JSC "Moscow regional electric network company", member of the board of directors;
11. JSC "GRES-24", member of the board of directors;
12. JSC "Stavropolskaya power generating company", member of the board of directors;
13. JSC "Volgogradenergo", member of the board of directors;
14. JSC "PRP Primorenergoremont", member of the board of directors;
15. JSC "Territorial generating company" №2", member of the board of directors;
16. JSC "Territorial generating company №4", member of the board of directors;
17. JSC "Third generating company of the wholesales power market";
18. JSC "Petersburg generating company", member of the board of directors;
19. JSC "Dalenergo", member of the board of directors;
20. JSC "Sixth generating company of the wholesales power market", member of the board of directors;
21. JSC "Buriatgeneration", member of the board of directors;
22. JSC "Vladimirskaya generating company" , member of the board of directors;
23. JSC "Ekaterinbourgskaya electric network company", member of the board of directors;
24. JSC "Kirovenergo", member of the board of directors;
25. JSC "Krasnoyarskaya generation", member of the board of directors;
26. JSC "Stavropolskoye joint stock company of energetics and electrification", member of the board of directors;
27. JSC "Territorial generating company №9", member of the board of directors;
28. JSC "Udmurtskaya power sales company", member of the board of directors;
29. JSC "Center of energetics" (Moscow), member of the board of directors;
30. JSC "Insurance broker «Energozashita" , member of the board of directors;
31. JSC "Territorial generating company №10", member of the board of directors;
32. JSC "Territorial generating company № 8», member of the board of directors;
33. JSC "Fourth generating company of the wholesales market", member of the board of directors;
34. JSC "Pskovskaya GRES", member of the board of directors;
35. JSC "Samaraenergo", member of the board of directors;
36. JSC "Cheliabinskaya generating company" , member of the board of directors;
37. JSC "Samarskaya Territorial Generating company", member of the board of directors;

Sole and corporate management bodies of the Issuer and officials of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Members of the Management Board:

Mikhailov Sergey Nickolaevich - Chairman of the Management Board

Year of birth: ***1959***
Education: ***higher, candidate of economic science***

Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***General Director***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. Open Joint Stock Company Bank "Alemar", member of the Board of Directors.

Members of the Management Board:

Grebennikov Alexey Antonovich
Year of birth: ***1939***
Education: ***higher, candidate of economic science***
Experience for the last 5 years:
Period: 1998- 2004
Institution: The Kuzbass joint stock company of energetics and electrification
Post: First Deputy General Director ; First deputy general director on general issues; Adviser of General director on general issues.
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Gretsinger Yury Alexandrovich
Year of birth: 1953
Education: higher, candidate of economic science
Experience for the last 5 years:
Period: ***1998 – 2004***

Institution: The Kuzbass joint stock company of energetics and electrification
Post: deputy General Director on capital construction
Period: 2004 – present time
Institution: **The Kuzbass joint stock company of energetics and electrification**
Post: deputy General Director on production, Technical Director
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Erofeev Alexander Kuprianovich
Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 present time***
Institution: **The Kuzbass joint stock company of energetics and electrification**
Post: ***Deputy General Director for accounts receivable - Head of the marketing and investment planning department , Deputy General Director for accounts receivable and restructuring*** ; ***Deputy General Director for corporate governance.***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Ivanov Boris Ivanovich
Year of birth: ***1960***
Education: ***higher***
Experience for the last 5 years:
Period: **1998 – present time**
Institution: ***The Kuzbass joint stock company of energetics and electrification***
Post: ***Deputy General Director for fuel supply; Deputy general director on production backing.***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Lavrov Alexander Mikhailovich
Year of birth: ***1950***
Education: ***higher, Doctor of Economics, Corresponding Member of West-Siberian Department o f Academy.***
Experience for the last 5 years:
Period: ***1997-2001***
Institution: ***Kemerovo regional Administration***
Post: ***Deputy Governor on economy and finance***
Period: ***2001-2002***
Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***
Post: ***General manager on projects in the Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing chair.***

Period: ***2004 – present time***
Institution: ***The Kuzbass joint stock company of energetics and electrification***
Post: ***Deputy General Director on finance and economic***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. Open Joint Stock Company Bank "Alemar", member of the Board of Directors.

Sheibak Yury Vladimirovich
Year of birth: ***1953***
Education: higher
Experience for the last 5 years:
Period: ***2001 – present time***
Institution: ***The Kuzbass joint stock company of energetics and electrification***
Post: ***deputy technical director on maintenance and perspective development; deputy general director on marketing and sale.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with the Provisions on payment of compensation and remuneration to the members of the Board of Directors approved by the annual general meeting of shareholders of the Company spent 26.06.2006, remuneration to the members of the Board of Directors shall to be paid in money terms.

Remuneration shall be paid:

1. Remuneration shall be paid to the member of the board of directors for participation in the meeting of the board of directors held as absent voting (by way of a questionnaire filling) in sum of five times over minimal month rate of employer of 1st grade, fixed by the branch tariff agreement of the power complex of Russian Federation by the date of the Board of Director's meeting holding, taking into consideration indexation provided by the Agreement within the seven days after the date of the meeting took place.

Remuneration shall be paid to the member of the board of directors for participation in the meeting of the board of directors held as joint presence in sum of seven minimal month rate of employer of 1st grade, fixed by the branch tariff agreement of the power complex of Russian Federation by the date of the Board of Director's meeting holding, taking into consideration indexation provided by the Agreement within the seven days after the date of the meeting took place.

Amount of a remuneration to be paid to the Chairman (deputy Chairman) for each meeting where he fulfilled his duties as Chairman shall be increased by 50%.

2. Additional remuneration for the figure of the net profit of the Company according to the data of the annual accounting report approved by the annual general meeting of shareholders of the Company shall to be paid to the members of the board of directors.

3. Additional remuneration shall to be paid to the members of the board of directors in case of a market capitalization's amount increase during the period of the Board of director's activity (period since the moment of appointment of a member of the board of director up to a new composition election).

Compensation shall be paid:

1. All really bearing expenses caused by participation in the meeting of the board of directors (travel expenses, dwelling, food etc.) shall to be compensated to the member of the board of directors.

Provisions on the order of remuneration to the members of the board of directors You may see on the web. page of the Kuzbass joint stock company of energetics and electrification: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

At the outcome of the year 2005 the company paid remuneration to the members of the board of directors to the sum equal 5 135 482 rubles (Five million one hundred thirty five thousand four hundred eighty two rubles).

During the 9 months of the year 2006 the Company paid remuneration to the members of the board of directors equal to 1 742 992 rubles (one million seven hundred forty two thousand ninety two rubles 50 kopecks).

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd.

21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.

Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.

Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.

Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.

At the outcome of the year 2005 the sum of income paid to the Members of the Management Board was 22 237 355 roubles, where remuneration amounted 640 287 rubles.

During the 9 months of the year 2006 extra charge amounted 685 882 rubles 52 kopecks were paid to the members of the management board due to their participation in the meetings.

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

Revision committee is an authority checking out financial and economic activity of the Company.

Order of work of the revision committee of the company shall be determined by the internal document, i.e. by the Provisions on the Revision committee of the Kuzbass open joint stock company of energetics and electrification approved by the annual general meeting of shareholders of the JSC "Kuzbassenergo" 21.06.2002 (minutes №10).

The number of members of Revision Committee is 5 (five) persons elected according to the order stipulated by the Charter of the Company and by this present Provisions.

Revision committee of the company checks out financial and economic activity of the company in any time by his own initiative, by the resolution of the general meeting of shareholders, by the board of directors or by the shareholder's requirement owned in aggregate not less than 10 percent of the voting shares of the Company.

The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Charter of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and*

paid , also the bonds interests and other securities profit;

- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*
- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Department of internal audit and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.

Department of internal audit carries out supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Department on internal auditing was established in 1995. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor

Major functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *control over the subsidiaries revision committee's activity;*
- *appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*
- *checking-out of the Company's property availability, condition and safety;*
- *analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the chartered capitals of enterprises and institutions;*
- *target checking- out aimed to define efficiency of the company's financial investments in the chartered capitals of enterprises and institutions;*
- *analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;*
- *organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;*
- *cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;*
- *auditor's activity methodology perfection;*
- *participation in drawing-up of the annual production and technical-economic report of the Company;*

- ***preparation of information on the results of the revisions spent during a year to the balance committee etc.***

Chief Accountant of the Company cooperates with the external auditor.

Rules aimed to prevent use of the business information are determined by the Order dd. 14.10.2005 №601 "On approval of model documents and information's protection making commercial secret". The facts showing information insider's outflow were not discovered.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personal composition of the Revision Committee:

Shvetsova Marina Vladimirovna

Year of birth: ***1964***

Education: ***higher***

Experience: present time

Institution: ***Open joint stock company "Siberian coal and energetic company"***

Post: Chief specialist for power assets administrating

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital of the issuer : none

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: no

Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: no

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: none

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: none

Smirnova Elena Evguenievna

Year of birth: ***1976***

Education: ***higher professional***

Experience for the last 5 years:

Period: ***1999 - 2001***

Institution: ***Ltd. "Avicom A"***

Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***

Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***

Post: Adviser on revision committee's activity

Period: ***2003-2004***

Institution: ***ZAO "Transservicenergo"***

Post: ***Deputy General director on economics***

Period: 2004 - present time

Institution: ***JSC RAO "UES of Russia"***

Post: ***Chief of department of Business-unit №2 on revision committee's activity***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Mukhin Mikhail Viktorovich
Year of birth: ***1970***
Education: ***higher professional***
Experience for the last 5 years:
Period*: *2002-2005
Institution: ZAO "Nauka (Science)
Post: chief specialist for ASC and ***communications facilities***
Period : 2005-present time
Institution: ***JSC RAO "UES of Russia"***
Post: leading expert of the department of logistics and purchases of the business-Unit Nr.2

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Akhrimenko Dmitry Olegovich
Year of birth:
Education: higher
Period: present time
Institution: Russian open joint stock company of energetic and electrification "UES of Russia"
Post: leading expert of Corporate Governance Department and interaction with Corporate Center shareholders.
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Skliarov Dmitry Vladimirovich
Year of birth: no data
Education: higher
Experience for the last fie years:
Period: present time
Institution: Russian open joint stock company of energetic and electrification "UES of Russia"
Post: leading expert of the Internal audit of the Corporate Center
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №15, dd. 15. 06.2006)

Remuneration and compensation shall be made by the Company in money terms.

One-time remuneration shall be paid to the member of the revision committee for participation in the checking out (revision) of financial and economic activity of the Company in sum of five times over minimal month rate of employer of 1st grade, fixed by the branch tariff agreement of the power complex of Russian Federation by the date of the revision holding, taking into consideration indexation provided by the Agreement.

Additional remuneration in a sum not exceed twenty minimal monthly rates proper to the employee of the 1st grade fixed by the branch tariff agreement in force in the power complex of Russian Federation as for a date of revision (checking) holding, including indexation provided by the agreement for each spent check out (revision) of financial and economic activity of the Company.

Order and terms of additional remuneration shall be defined by the Board of Directors of the Company.

Size of remuneration paid to the Chairman of the revision committee of the company shall be increased by 50%.

Provisions on the order of remuneration payment to the members of the revision committee of the Kuzbass joint stock company of energetic and electrification You may see on the web. page: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

At the outcome of the year 2005, members of the revision committee received 1 652 108 rubles, including remuneration amounted 46 906 rubles.

During the nine months of the year 2006 members of the revision committee received 385 06 rubles.

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Index	*By 30.09.2006.*
average number of personnel, peoples.	*4946*
Share of personnel of the issuer having the higher professional education, %	*32,58*
Volume of money terms aimed to remuneration of labour, thousands RUR	*1 117 164,0*
Volume of money terms aimed to social security, RUR thousands	*61 427,0*
Total volume of the expended assets, RUR thousands	*15 960 054,0*

Average number of employees of the JSC "Kuzbassenergo" decreased from 9342 persons to 946 persons in the year 2006 in comparison with the similar period of the year 2005. Major reasons to such a decrease became the JSC "Kuzbassenergo" reforming process, i.e.:

1.Segregation from the Company:
- affiliated company "Western-Siberian TETs" – 685 persons;
- affiliated company «South-Kuzbass GRES" - 521 persons;
- affiliated company «Enterprise "Energosbyt" - 578 persons.

2.Creation by the JSC "Kuzbassenergo" of a Regional power network company and transfer to this company of 234 8 of his employees.

Employees of the Issuer having effect on a financial and economic activity of the Issuer (key personnel):

There are no such employees being the management bodies of the Company and having an essential effect on the financial and economic activity of the Issuer.

Information on a trade-union body availability in the Company:

Personnel (workers) of the JSC "Kuzbassenergo" established the trade-union.

Labor stuff of the JSC "Kuzbassenergo" approved a labor contract 2005-2006 at the conference spent In 15.12.2004 .

The labor contract is a legal deed adjusting a social and labor relations between the stuff and the JSC "Kuzbassenergo" as employer, also establishing remuneration norms and other working conditions, social benefits and guarantees together with the law in force.

Labor contract aimed to secure an effective work of the JSC "Kuzbassenergo", also protection of social and economic rights and interests of the employees, and maintenance of a normal standard of their living.

5.8. **Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)**

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer

As for situation by the 30th of September 2006 the number of persons recorded in the Register of shareholders of the JSC "Kuzbassenergo" (except nominal holders) was:
Total: 1 485
including:
owners- natural persons :1 435
owners – legal entities: 42
nominal holders: 7
trust managers: 1
Nominal holders:

1. *Ltd. "Depository and corporate technologies" ;*
2. *Open Joint Stock company "Alfa-Bank";*
3. *ZAO "Depository and Clearing Company";*
4. *"ING BANK "UERASIA) ZAO (Closed joint stock company);*
5. *Closed joint stock company "International Moscow Bank";*
6. *Non commercial partnership "National depository center";*
7. *Closed Joint Stock Company "UBS Nominees"*

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation	*Limited liability company "Depository and clearing technologies" , OOO Depository and clearing technologies (nominal holder)*
Location:	*119607, Moscow, Ramenky str., №17 corpus 1*
Tax payer identification number: (if available)	*7729520219*
Contract telephone:	*(495) 641-30-32*
Fax:	*(495) 641-30-31*
e-mail:	dkt@depotech.ru
Number, date of issue and duration of a license of professional participant of the securities market	*№ 077-08381-000100, 21.04.2005 г., действует до 21.04.2008 г.*
Authority issued such a licence :	*FSFR of Russia*
Number of ordinary stocks of the issuer recorded in the register of the Issuer's shareholders under the name of nominal holder:	*297 020 200*
Shareholders (participants) owned not less than 20 percent of the chartered capital of the shareholder (participant) of the issuer :	
Full company name and abbreviation:	*Open Joint stock company Russian open joint stock*

	company of energetics and electrification "UES of Russia", JSC RAO "UES of "Russia"
Location:	*119526, Russia, Moscow, Vernadskogo prospect, №101, building 3.*
Tax payer identification number: (if available)	*7705018828*
Share in the chartered capital:	*49 %*
Share of ordinary stocks of the issuer:	*49 %*

Full company name and abbreviation	*Open joint stock company "Alfa-Bank", JSC "Alfa-Bank" (nominal holder)*
Location:	*107078, Moscow, Kalanchevskaya str., 27*
Tax payer identification number: (if available)	*7728168971*
Contract telephone:	*(495) 795-36-48*
Fax:	*(495) 795-36-50*
e-mail:	*mail@alfabank.ru*
Number, date of issue and duration of a license of professional participant of the securities market	*General license of the CB RF №1326 dd. 29.01.1998.*
Authority issued such a licence :	*Central bank of Russian Federation*
Number of ordinary stocks of the issuer recorded in the register of the Issuer's shareholders under the name of nominal holder:	*263 547 052*
Shareholders (participants) owned not less than 20 percent of the chartered capital of the shareholder (participant) of the issuer :	
Full company name and abbreviation:	*Open joint stock company "Siberian Coal and energetics company", JSC "SUEC"*
Location:	*115114, Moscow, Derbeneskaya naberezhnaya,7, building 22*
Tax payer identification number: (if available)	*7708129854*
Share in the chartered capital:	*43,48%*
Share of ordinary stocks of the issuer:	*43,48%*

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), availability of an exclusive right ("golden share")

By the Resolution of the Committee on governance of the state real estate property of the Kemerovo region №330 dd. 21.09.1993 "On privatization and reorganization of a POE&E of the JSC "Kuzbassenergo" into the Kuzbass joint stock company of energetics and electrification of the open type" the Company's ordinary stocks were not assigned to the state property (federal, subject of Russian Federation).

The Committee on governance of the state real estate property of the Kemerovo region had acquired the Company's ordinary stocks in a number of 100 pieces equal to 0.000016% of the chartered capital of the company at the secondary securities market.

Registered office of the Committee: ***58, Sovietsky prospect, Kemerovo, Russia, 650099***
Holding of stocks of the issuer assigned to the State (municipal) ownership: ***no***

Availability of special right to Russian Federation participation, also the Russian Federation subjects, municipal institutions in the administration of the Issuer's affairs ("golden share"): ***not provided.***

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)

Restriction of the number of shares per one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.
The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's chartered capital.

There are no other restrictions related to participation in the issuer's chartered capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's chartered capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***12,87 %***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's chartered capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: ***Mastill Enterprises Limited.***
Share in the issuer's chartered capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's chartered capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's chartered capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's chartered capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's chartered capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 7 .05. 2004:

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's chartered capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's chartered capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 13 .05.2005:

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***

Share in the issuer's chartered capital: *43,44 %*
Share of the issuer's ordinary shares: *43,44 %*

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 14 .11. 2005:

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's chartered capital: *43,48 %*
Share of the issuer's ordinary shares: *43,48 %*

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 30 .03. 2006:
Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's chartered capital: *43,48 %*
Share of the issuer's ordinary shares: *43,48 %*

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 12 .05. 2006:
Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's chartered capital: *43,48 %*
Share of the issuer's ordinary shares: *43,48 %*

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary shares: *49 %.*

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter regulatory bodies of the JSC "Kuzbassenergo" did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

The Board of Directors of the company accepted resolution the 20th of July 2006 (minutes №2/12): To approve the Agreement about the informational exchange between the JSC "Kuzbassenergo", JSC "Kuzbass power sales company", JSC "Western-Siberian TETs", JSC "South-Kuzbass GRES", JSC "Kuzbassenergo- regional electric networks company", JSC "Main power lines Kuzbassenergo" being a bargain in which making the interest takes place.

Subject of the Agreement is not subject to evaluation.

6.7. Information about the amount of accounts receivable

Accounts receivable structure

Account receivable type	*by 30.0.2005*		*by 30.09.2006*	
	date of payment		*date of payment*	
	less a year	*more than one year*	*less a year*	*more than one year*
Buyers and customers' accounts receivable debts, RUR	*701 796 000*	*197 555 000*	*478 517 000*	*21 537 000*
Including overdue , RUR	*535 609 368*	*0*	*168 257 000*	*0*
Accounts receivable in bills receivable, RUR	*672 938 000*	*0*	*0*	*0*
Including overdue , RUR	*0*	*0*	*0*	*0*
Founders' accounts receivable in chartered capital stock payment, RUR	*0*	*0*	*0*	*0*
Including overdue , RUR	*0*	*0*	*0*	*0*
Accounts receivable in paid out advanced money, RUR	*275 176 000*	*903 000*	*480 551 000*	*842 000*
Including overdue , RUR	*39 503 078*	*0*	*20 356 000*	*0*
Other accounts receivable, RUR	*788 728 000*	*221 680 000*	*370 153 000*	*114 991 000*
Including overdue , RUR	*191 646 273*	*0*	*2 348 000*	*9 801 000*
Total, RUR	*2 438 638 000*	*420 138 000*	*1 329 221 000*	*137 370 000*
Including total overdue , RUR	*766 758 719*	*0*	*190 961 000*	*9 801 000*

During the reporting quarter the JSC "Kuzbassenergo" accounts receivable reduced by RUR 1 392 185 thousand or by 48.7% in comparison with the similar period of the year 2005, mainly due to:
-buyers and costumers – by RUR 399 297;
- note receivable - by RUR 672 938;
- debts of the affiliated and subsidiaries - by RUR 335 135.

The debtors who is to pay not less than 10% of total accounts receivable

Debtor's full company name	Kemerovo join-stock company "Azot"
Debtor's abbreviated company name	KJSC "Azot"
Address	650099, Kemerovo, Predzavodskoy village
Accounts receivable amount, RUR	***46 514 000***
The amount and terms of overdue accounts receivable (interest rate, penalty provision, fines)	***4 000***
Affiliation	Not affiliated person
Issuer's Market Share in chartered capital of	0

affiliated person	
Affiliated person's equity fraction belonging to issuer	0
Affiliated person's Market Share in issuer's chartered capital	0
Issuer's equity fraction belonging to affiliated person	0

As for a situation by the 30.09.2006 debt of the KOAO "Azot" in the total sum of accounts receivable amounts 31,7% , its pay off is carrying out in accordance with the approved schedule.

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

Annual accounting report for the year 2005 was not included in the body of the quarterly report of the Issuer for the III quarter of the year 2006.

7.2. The issuer's quarterly accounting reports for the last completed fiscal quarter

Quarterly accountability is represented by the:

- ***balance sheet (form № 1);***
- ***profit-and-loss statement (form № 2);***

BALANCE SHEET

by the 30th of September 2006.

			Codes
Form № 1 at the OKUD			0710001
	date (year, month, date)		006 | 09 | 0
Institution: JSC "Kuzbassenergo"		at OKPO	10563800
Tax payer identification number (INN)		INN	4200000333
activity type: industry		at OKVED	40.10.11
legal form/ ownership; joint stock company		at OKOPF/OKFS	47 | 41
Unit: rubles thousand		at OKEI	384

Location: 30, Kuznetsky prospect, Kemerovo

Date of approval	
Date of sending / receipt	30.10.2006

ASSETS	line's code	at the beginning of the reporting period	at the end of the reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1	1
Fixed assets	120	27 491 892	15 018 744
Construction in progress	130	1 388 639	1 092 294
Profitable investments in material assets	135	6	5
Long-Term financial investments	140	329 408	2 599 457
Deferred tax assets	148	446 700	155 797
Other fixed assets	150	9 296	2 638
TOTAL for section I	190	29 665 942	18 868 936
II. CURRENT ASSETS			
Stocks	210	1 252 923	1 146 406
including: raw materials and other similar assets	211	1 221 355	1 059 385
Animals, growing and feeding	212	0	0
Costs of construction in progress	213	0	0

Finished products and goods for resale	214	2 736	1 976
Goods shipped	215	289	160
Deferred expenses	216	28 543	17 195
Other reserves and expenses	217	0	0
VAT for acquired assets	220	762 908	243 996
Receivables (payments are expected more than in 12 months after the accounting date)	230	301 794	137 370
including buyers and customers	231	167 187	21 537
Receivables (payments are expected within 12 months after accounting date)	240	1 870 240	1 329 221
including buyers and customers	241	650 875	478 517
Marketable securities	250	825	50 111
Funds	260	476 439	303 977
Other current assets	270	1 437	554
Total for section II	290	4 666 566	3 211 635
BALANCE	300	34 332 508	22 080 571

LIABILITIES	**line's code**	**at the beginning of the reporting period**	**at the end of the reporting quarter**
1	2	3	4
III. CAPITAL AND RESERVE			
Chartered capital	410	606 164	606 164
Own shares bought from shareholders	411	-	-
Surplus capital	420	25 251 038	15 483 530
Reserve capital	430	16 858	30 308
Funds created in accordance with the legislation	431	16 858	30 308
funds created in accordance with the chartered documents	432	0	0
Undistributed profit of past years	460	1 470 401	1 624 644
Undistributed profit (uncovered loss)	470	0	7 445
TOTAL for section III	490	27 344 461	17 752 091
IV. LONG-TERM LIABILITIES			
loans and credits	510	0	0
Deferred tax liabilities	515	555 764	385 789
Other long-term liabilities	520	1 260 975	1 130 852
TOTAL for the section IV	590	1 816 739	1 516 641
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1 605 127	1 029 498
Payables	620	2 790 413	1 649 391
Including: Suppliers and sub-contractors	621	835 050	417 267
Payroll liabilities	624	56 398	30 229
Liabilities to public off-budget funds	625	31 344	17 021
Tax and collection liabilities	626	653 639	554 892
Other creditors	628	328 770	60 970
Liabilities to partners (founders) to pay income	630	370 094	91 815
Deferred revenues	640	405 674	41 135
Provisions for liabilities	650	0	
Other short-term liabilities	660	0	
TOTAL for section V	690	5 171 308	2 811 839
BALANCE:	700	34 332 508	22 080 571

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Figure's name	Indicator code	At the beginning of the reporting period	At the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	20 550	4 822
Including assets under lease	911	0	0
Inventory holdings taken in custody	920	8 520	8 281
Goods taken on commission	930	0	0
Written-off irrecoverable debt	940	458 761	427 357
Security for liabilities and payments, received	950	88 226	87 843
Security for liabilities and payments, provided	960	719 451	205 191
Depreciation of housing stock	970	1 113	950
Depreciation of objects of external development and similar objects	980	0	0
Forms of strict accounting	990	33	4
Borrowed fixed assets	992	0	0
intangible assets taken in use	995	0	0

PROFIT AND LOSSES STATEMENT

		Codes
Form № 2 at the OKUD		0710002
006		006 006 0
Institution: JSC "Kuzbassenergo"	10563800	10563800
Tax payer identification number (INN)	4200000333	4200000333
activity type: industry	40.10.11	40.10.11
legal form/ ownership; joint stock company	47	47 47
Unit: rubles thousand	384	384

ACCRODING TO THE SHIPPED PRODUCTS

Figure's name	Line's code	during the reporting period	during the similar period of the previous year
1	2	3	4
Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**14 037 897**	**14 148 571**
Cost of sold goods, products, work, services	**020**	**(12 755 731)**	**(13 046 045)**
Gross profit	**029**	**1 282 166**	**1 102 526**
Commercial expenses	030	(8 568)	(15 990)
Management expenses	040	-	-
Profit (loss) from sales	**050**	**1 273 598**	**1 086 536**
II. Other revenues and expenses			
Interest receivable	060	6 007	1 612
Outstanding interest	070	(71 941)	(166 430)
Income from participation in other organizations	080	4 476	13 491
Other operating income	090	1 197 557	1 169 076
Other operating expenses	100	(1 082 885)	(1 282 497)
Extraordinary income	120	65 585	83 774
Extraordinary charges	130	(519 532)	(624 991)
Before-tax profit (loss)	**140**	**872 865**	**280 571**
Deferred tax assets	143	(59 590)	99 954
Deferred tax liabilities	144	(99 641)	(127 528)
Current profit tax	145	(276 655)	(194 169)
Other similar binding payments	146	(231 588)	820 658
Profit tax and other similar compulsory payments	**150**	**(665 474)**	**598 915**
Profit 9loss) of the usual activity (lines 140-150)	**160**	**207 391**	**879 486**
III. Extraordinary profits and losses			
Extraordinary profit	170	578	28
Extraordinary losses	180	(500)	(3 248)
Net profit (unappropriated profit (loss) during the reporting period (lines 160+170-180+184)	**190**	**207 469**	**876 266**
AS REFERENCE:			
Fixed tax liabilities (assets)	195	0	0
Fixed tax liabilities	196	224 380	155 179
Base profit (loss) per share	201	0	0
Watered profit (loss) per share	202	0	0

DECODING OF SOME PROFITS AND LOSSES

Figure's name	Line's code	during the reporting period		During the similar period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration)	210	4 038	1 301	11 262	6 268

decision					
Profit (loss) of past years	220	14 072	17 490	37 722	173 843
Compensation for damages caused by non-performance or improper performance of liabilities	230	0	0	0	0
Rate difference in foreign exchange operations	240	10	19	16	22
Transfers to estimating reserves	250	x	0	x	0
Writing off past-due receivables and payables	260	23	166	2 071	1 299

7.3. Consolidated accountability of the issuer for one complete fiscal year

Consolidated accountability of the issuer for the year 2005 is not included in the quarterly report of the issuer for the 3rd quarter.

7.4. Information about the account policy of the issuer

Basic provisions of accounting and tax policy of the JSC "Kuzbassenergo" for the year 2006 is reflected in the Appendix 1.

7.5. Information about total sum of export and the share export makes in the total volume of sales

The issuer does not perform export of energy out of the territory of Russian Federation.

7.6. Information about the cost of immovable property and major modifications which took place when the last fiscal year ended.

Major modifications in the property of the JSC "Kuzbassenergo" for the fiscal period took place due to reorganization of the JSC Kuzbassenergo" in form of segregation of the following companies: .

JSC "Kuzbassenergo – regional electric network company"
JSC "Main power lines Kuzbassenergo"
JSC "Kuzbass power sales company"
JSC "Western-Siberian TETs"
JSC "South-Kuzbass GRES".

In accordance with the dividing balance of the JSC "Kuzbassenergo" approved by the resolution of the general meeting of shareholders of the JSC 'Kuzbassenergo" 30.12.2005 (minutes №14), the fixed assets depending their target were distributed between the JSC "Kuzbassenergo" and segregated companies to fulfill Network-distributing, Sales, Network and Generating types of activity.

Cost of the real estate property at the end of the reporting period:

	Full cost, roubles thousand (acc.01)	***accrued depreciation (acc.02)***	***depreciated cost, rubles thousand.***
The fixed assets value, total	***45 191 167***	***30 172 423***	***15 018 744***
Including: buildings	***8 439 926***	***3 666 146***	***4 773 780***
constructions	***13 606 201***	***9 867 963***	***3 738 238***
lands	***440 101***	***0***	***440 101***

7.7. Information about the participation of the issuer in judicial proceedings if such a participation can

have a great impact on the financial-economic activity of the issuer.

There were no significant suits, which sum makes or more than 10% of the cost of assets of the issuer during three years, preceding the date of the 3rd quarter of 2006.

Information about the Issuer's participation in the suits (current at the amount more then 10,0 millions RUR) :

1. Applications and suits declared to the JSC "Kuzbassenergo" being under consideration as for a date 01.10.2006:

1) Inspections of the Federal Tax Service of RF in Kemerovo on recover of tax sanctions amounted RUR 214 938 640 accrued due to results of the travelling auditing . By the Court's decision dd. 27.10.2004 , case's procedure was suspended. In the trial spent 17.04.2006 the taxation body reduced an amount of the plaintiff's claim till RUR 26 334 101,49. By the decision of the court of first instance dd.17.04.2006 RUR 6 784 511.19 of the tax sanctions were recovered from the JSC "Kuzbassenergo", the rest part of claims was refused. By the Resolution of the arbitrage of the court of appellate jurisdiction dd. 11.07.2006 the decision was rest without changes.

2) *Ministry of Finance of RF on recover of the principal debt under the loan contract, also of interest on loan's using and interests on using of alien monetary funds amounted RUR 62 985 277, 58. According to the decision of the court of first instance dd. 16.09.2005 it was refused in demands satisfaction, by decision of arbitrage of appellate jurisdiction dd.02.12.2005 the suitor's appeal was satisfied partially and new court deed on recovering of a debt amounted RUR 10 millions and of the state dues amounted RUR 62500 was accepted. By the resolution of the Court of Cassation dd. 23.03.2006 the case was referred to the new examination. In the trial spent 17.05.2006 the JSC "Kuzbassenergo" submitted a petition on the case examination together with the arbitrage assessors. By the resolution of the 1st instance accepted 18.07.2006 it was refused in the requirements satisfaction.*

3) GU "The Kuzbass Centre of energy saving" - to recover a assignment debt payment against the target assets forming subject to realization of a regional program for energy saving amounted RUR 14 185 630. The case is under examination of the 1st instance court.

2. Applications declared to the JSC "Kuzbassenergo" and being under examination as for a date of the 1st of October 2006:

1) decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on recharging of profit tax for the year 2001 in amount of RUR 39 517 096, also fines amounted RUR 4 285 215, additional payments on profit tax amounted RUR 2 469 819 and penalty amounted RUR 7 903 419 concerned the application of a privilege on mobilization under the property tax for the year 2001. By the resolution of the court of original jurisdiction dd. 18.10.2005 the claims of the JSC "Kuzbassenergo" were satisfied, by the resolution of the court of appellate jurisdiction dd. 20.12.2005 the decision was set without changes. By the resolution of the Court of Cassation dd.19.04.2006 the case was referred to the new examination. By the resolution of the court of original jurisdiction dd. 01.06.2006 the claims were satisfied. By the resolution of the arbitrage of the 1st instance accepted 03.08.2006 the decision was rest without changes .

2) ***on obligation by Interregional Inspection on taxation of RF №4 of the largest tax payers to set-off overpayment amounted RUR 36 250 549 arose due to transfer to expenditures to obligatory assessments on energy saving program implementation. By the court decision dd. 25.10.2005 the claims were satisfied in full volume. By the resolution if the Court of original jurisdiction dd. 2301.2006 this decision was set without changes. By the Resolution of the Court of Cassation dd. 03.07.2006 the case was transferred to the new examination . The case in under examination of the court of the 1st instance.***

3) *on recognition as void the decision of Administration of the Tax ministry in Kemerovo region on recharging of tax amounted RUR 44 368 459 , also additional payments on profit tax amounted RUR 465 367, fines and penalties amounted RUR 8 873 691 . Claims of the JSC "Kuzbassenergo" were satisfied by the decision of the court dd. 22.12.2005; by the decision of the court of appellate jurisdiction dd.28.02.2006 the aforementioned decision was set without changes. By the Resolution of the Court of Cassation dd. 10.06.2006 the case was referred to the new examination. By the resolution of the court of the 1st instance dd. 22.08.2006 the claims were satisfied.*

4) *on recognition as void the decision of Interregional Inspection of Federal Taxation Service №4 over the largest tax payers to recharge profit tax for the year 2004 amounted RUR 37 577 656. By the decision of the court dd. 01.02.2006 the claims were satisfied on full volume . By the Resolution of the court of appellate jurisdiction dd. 05.05.2006 this decision was set without changes. The case is under examination of the Cassation Court.*

5) *on recognition as void the decision of Interregional Inspection of Federal Taxation Service №3 in Kemerovo region on recharging of land tax for the years 2003-2005 and on obligation to payback the land tax amounted RUR 18 220330. By the decision of the court of original jurisdiction dd. 10.05.2006 the claims of the JSC "Kuzbassenergo" were satisfied. By the Resolution of the court of appellate jurisdiction dd. 12.07.2006 this decision was set without changes. The case is under examination of the Cassation Court.*

6) on recognition as void the claims of the MI FTS of RF over the largest taxpayers №4 to pay the VAT fines amounted RUR 56 542 807,12. The claims were satisfied by the resolution of the court of the 1st instance accepted 10.08.2006.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Chartered capital of the Company is composed o the f net cost of the Company's stocks purchased by the shareholders (allocated stocks).
The issuer's chartered capital amounts RUR 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).
The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble per share in quantity of 606 163 800 pieces.
A part of the stocks of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated abroad the Russian Federation.
Level and status of the program *: sponsored by ADR of 1 level, number of stocks per 1 ADR is equal 10,*
Depository bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.

As for situation by the 30.09. 2006 the share's number deposited against the depository receipts amounted ____________pieces, i.e. 1,38% of the chartered capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is defined by the Company and may not be lower than equal to 5 (five) percent of its authorized capital.
The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.
Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's stocks redemption in case of other assets lack.

rubles thousand

Index	at 01.01.2006	accrued	spent	at 30.09.2006
Reserve (surplus) fund	16 858	13 450	-	30 308
Accumulation fund	237 353	125 020	-	362 373
Social sphere fund	8 520	-	590	7 930

8.1.4. **Information about the order of calling and conducting a meeting of the issuer's supreme management body**

Name of the supreme management body of the issuer: ***General meeting of shareholders***

Order of shareholders notification on the meeting conducting:

Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting .

If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

Ballots for voting over the issues of agenda shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.

One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.

Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.

Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.

Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.

Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting.
Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.
In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.
Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:
Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.
Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting.
Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.
Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: Open Joint Stock Company "Kuzbasshydroenergostroy", JSC "Kuzbasshydroenergostroy" ***(bankruptcy procedure - proceedings in bankruptcy)***
Location: ***Krapivinsky district , Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: **100%**
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: Open Joint Stock Company ***"Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: *60 %*
Share of ordinary stocks of the legal entity owned by the issuer:*60 %*
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia**, 650099*
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbass energyreparing company" , JSC "Kuzbass energyreparing company"***
Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the legal entity's ordinary shares of the issuer: ***no***

Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo" , ZAO "ATP "Kuzbassenergo"***
Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***
Location: ***#37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***

Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbassenergoservice" , JSC "Kuzbassenergoservice"***
Location: ***#10, Karbolitovskaya str., Kemerovo, Russia, 650000***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "South-Kuzbass GRES", JSC "South-Kuzbass GRES".***
Location: ***#20, Komsomolskaya str., Kaltan, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: ***50%+1***
Share of ordinary stocks of the legal entity owned by the issuer:***50%+1***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Western-Siberian", JSC "Western-Siberian TETs"***
Location: ***23, Severnoye shossey, Novokuznetsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: ***50%+1***
Share of ordinary stocks of the legal entity owned by the issuer:***50%+1***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Company with limited liability " South-West", TOO" South-West"***
Location: ***#10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity: *7.69 %*
Share of legal entity in the issuer's chartered capital: ***no***

Name: ***Closed Joint Stock Company "Bagran", ZAO "Bagran"***
Location: #4a, Pionersky boulevard, Kemerovo.
Issuer's share in the chartered capital of legal entity: *7.14 %*
Share of legal entity in the issuer's chartered capital: ***no***

Name: ***Limited liability company "Journal TEC and the Kuzbass resources" , Ltd. "Journal TEC and the Kuzbass resources"***
Location: ***#63, Sovetsky prospect, Kemerovo, 650099***
Issuer's share in the chartered capital of legal entity: *6.7 %*
Share of legal entity in the issuer's chartered capital : ***no***

8.1.6. Information about essential transactions made by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets as for a date of 30.09.2006.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's stocks

Full name of category /type of stocks: ***ordinary registered stocks***
Nominal value: **one ruble**
number of shares in circulation: ***606 163 800 pieces***
By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energetics and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energetics and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energetics and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues of JSC 'Kuzbassenergo" in the register of securities owners the 18th of July 2003.

There are no declared shares
Shareholders rights granted by the ordinary stocks (extract from the Articles of Association):

- Each ordinary stock of the Company grants the shareholder – its owner – an equal volume of rights (par. 6.2 of the Article of Association)
The Company's shareholders, owners of ordinary registered stocks of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;
2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles
4) receive dividends declared by the Company;
5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;
7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's stocks

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)
Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the person (persons) providing (provided) security for the bonds of the issue
Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue
Issuer did not issue and float any bonds.
8.6. Information about the institutions registering the rights for issued securities of the issuer
Registrator is keeping Register of the JSC "Kuzabssenergo" securitoe's holders.

Name: ***Joint Stock Company "Central Moscow Depository" , JSC "Central Moscow Depository" or JSC "CMD".***
Location: ***#3 build. B, Orlikov pereulok str., Moscow, 107078***
Postal address: ***#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082***
tel.: ***(095) 221-13-33, 221-13-34;*** fax: ***(095) 221-13-33***
e-mail: ***Mcdepo@dol.ru***
License to keep Register
License number: ***10-000-1-00255***
Issue date: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***

Registrator keeps the issuer's securities register from the 3rd of January 2002.

The Issuer according to the made contract with the registrator JSC "Central Moscow Depository" dd.19.06.2001 (FE) - №49/OW fulfill the functions of transfer-agent.

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Postal address: ***650000, Kemerovo, GSP-2, Kuznetsky prospect, 30-306.***

Tel/fax: ***(384-2)29-37-61***

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the major legislative deed adjusting the issues on the capital import and export.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. ***Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".***
2. ***Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a***

double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"

3. *Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.*
4. *Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."*
5. *Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".*
6. *Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).*
7. *Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).*
8. *Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".*
9. *Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"*

8.8. Procedure description in taxation of revenues from the issuer's issued securities placed and in floatation

Securities income taxation order of the issuer is subject to be adjusted by the Tax Code of Russian Federation.

Information submitted in this paragraph bears common nature. It is based on the Russian legislation as for a date pf this present report making and may be undergone modification in future.

In accordance with the Chapter 25 of the Tax Code of Russian Federation, profit tax of legal persons – tax residents of RF at the floated securities in form of dividends shall be levied at the rate equal 9%; foreign legal entities – non-residents of RF – at the rate equal 15%.

Order and terms of tax payment:

Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment

Features of profit taxation order for the legal entities being the residents of RF:

Sum of tax being subject to be collected from the tax payer's income – dividend's recipient shall be calculated by the tax agent from the total sum of tax and share of each taxpayer in the total sum of dividends.

The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting

(tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier.
In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.

If the difference is negative , liability to pay tax shall no arise and compensation from the budget is not carry out.

Features of profit taxation order for the legal entities being the non-residents of RF:

If the Russian institution – tax agent pays dividends to the foreign company, tax base of tax payer – dividends recipient per each such payment shall be determined as a sum of dividends paid off.

Elimination of double taxation.

Profit received by the Russian institution from the sources abroad the Russian Federation shall be accounted at definition of its tax base. Indicated profit shall be accounted in full volume together with expenses produced as in Russian Federation, as abroad.

When defining a tax base, the expenses produced by the Russian Institution due to profit receipt from the sources located abroad the Russian Federation shall be deducted in the order and in the amount stipulated by the Chapter 25 of the Tax Code of Russian Federation.

Tax sum paid off by the Russian institution in accordance with the legislation of foreign States shall be included at the tax paying by this institution on the territory of Russian Federation.

Thus an amount of the included tax sum paid off abroad of Russian Federation may no exceed the sum of tax being subject to be paid off by this institution in Russian Federation.

Set-off shall be produced against the document confirming payment (deduction) of tax abroad of Russian Federation submitted by the taxpayer: for the tax paid off by the institution himself – it shall be certified by the tax authority of the corresponding foreign State, and for the tax deducted by the tax agents in accordance with the law of foreign countries of international contract – it shall be approved by the tax agent. Confirmation is valid within the tax period when it was submitted to the tax agent.

In accordance with the Chapter 23 part 2 of the Tax Code of RF, profit of natural persons being the tax residents of RF received due to share holding in the companies activity as dividends shall be levied a tax at the rate equal 9%; profit of natural persons not being the tax residents of RF - at the rate equal 30%.

Order and terms of tax payment:

Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent).

Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.

Features to pay off the profit tax of natural persons in relation the profit received due to share holding in the institution:

Sum of natural person's profit tax in relation of their share holding in the institution received as dividends shall be defined taking into consideration the following provisions:

1) tax sum I relation of dividends received from the sources located abroad of Russian Federation shall be defined by the taxpayer and singly as applied to the every sum of the dividends received at the rate equal to 9%.

Thus the taxpayers receiving dividends from the sources abroad of Russian Federation have right to reduce the calculated tax sum by the tax sum calculated and paid off on the territory of the profit source location, if such a profit source is located in the foreign country with whom the

contract (agreement) had been made to eliminate double taxation. In case if the sum paid off at the profit source location exceeds the calculated tax sum, such a difference shall not be subject to be returned from the budget;

2) if the profit source of taxpayer received as dividends is a Russian company, the aforementioned company shall be recognized as a tax agent and defines a sum of tax per each taxpayer to every payment of the mentioned profit at the rate equal 9% in the order provided by the article 275 of the Tax Code. если источником дохода налогоплательщика, полученного в

<u>Features of profit taxation order for the natural persons being the residents of RF:</u>

Sum of tax being subject to be collected from the tax payer's income – dividend's recipient shall be calculated by the tax agent from the total sum of tax and share of each taxpayer in the total sum of dividends.

The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier.

In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.

If the difference is negative , liability to pay tax shall no arise and compensation from the budget is not carry out.

<u>Features of profit taxation order for the natural persons being the non-residents of RF:</u>

If the Russian institution – tax agent pays dividends to the foreign company, tax base of tax payer – dividends recipient per each such payment shall be determined as a sum of dividends paid off.

<u>Elimination of double taxation.</u>

Profit tax sum actually paid off by the taxpayer being the tax resident of Russian Federation abroad the Russian Federation in accordance with the legislation of the other countries , received abroad the Russian Federation shall not be accounted when paying off the tax in Russian Federation if otherwise is not provided by the corresponding contract (agreement) to evoid double taxation.

For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country.

Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.

In accordance with the point 1 of the article 284 , Chapter 25 of the Tax Code of RF, profit of legal entities being the tax residents of RF received due to operations at the further sale of the allocated securities shall be levied by profit tax at the rate 24% (Federal budget – 6,5 %, budgets of the RF's subjects – 17,5%, the aforementioned tax rate subjected to be included in the budget of the RF's subjects may not be lower than 13,5% while decrease of the single categories of taxpayers).

Tax rate for the foreign legal entities being non-residents, not receiving profit from the sources located on the territory of RF – 20% (Federal Budget).

<u>Order and terms of tax paying by the legal entities being the residents of RF:</u>

Tax subject to be paid off at the end of tax period shall be paid off not later the 28th of March of the year next to the expired tax period.

Quarterly advance payments:
shall be accounted with 28 days from the day of the corresponding reporting period termination.
Monthly advanced payments shall be accounted within the terms not later the 28th day of every month of the reporting period.
Taxpayers calculating monthly advance payments at the actually received profit pay advance payments not later the 28 day of the month next to the month at the outcome of the which tax calculation is carrying out.
At the outcome of the reporting (fiscal) period the sum of the monthly advance payments paid off within the reporting (fiscal) period shall be accounted at the payment of the advance payments at the outcome of the reporting period.
Quarterly advance payments shall be accounted on account of tax at the outcome of the fiscal period.
Features to define the tax base at the securities transactions are stipulated by the art. 280 of the tax Code of RF.

- *Taxpayer's income of sale or other securities retirement (including pay off) shall be defined due to sale price or other securities retirement , also the sum of accumulated interest (coupon) income paid by the purchaser to the taxpayer, and the sum of the interest (coupon) income paid by the Issuer (maker) to the taxpayer . Thus the sum of interest (coupon) income received due to sale or other securities retirement , accounted in taxation earlier shall not be included in the taxpayer's income.*
- *Costs of sale (or other retirement) of securities, including investment share of the share fund, shall be determined according to the price of securities purchase (including its acquisition expenses), expenses on its sale, discount size together with calculated cost of investment shares, sum of the accrued interest (coupon) income paid by the taxpayer to the securities seller.*
  At that the sum of the accumulated interest (coupon) income accounted in taxation earlier shall not be included in the debit.

- *In relation of the securities not circulating at the securities market, an actual cost of sale or other retirement of such securities shall be taken for tax purpose if one of the following conditions is fulfilled:*

1) if actual price of the corresponding transaction is within the interval of prices on the similar (identical, homogeneous) security recorded by the trade organizer at the securities market by the date of the corresponding transaction making, if the auctions with these securities were spent by the trade organizer at least one time for the last 12 months;
2) if a deviation of the actual cost of the corresponding transaction is within 20 % towards increasing or decreasing from the weighted average cost of a similar ((identical, homogeneous) security calculated by the trade organizer at the securities market in accordance with the fixed rules at the results of the auctions at the date of such a transaction making or at the date of the next auction took place before the transaction making, if the bidding with these securities were spent by the trade organizer at least one time for the last 12 months;

Tax payer –shareholder selling the stocks acquired by him at increase of the chartered capital of the joint stock company, defines income as difference between the sale price and the initial paid cost of the stock adjusted taking into consideration shares number due to the chartered capital increasing.

When sale or other securities retirement, taxpayer himself according to the adopted accounting policy shall select one of the following methods to write off the cost of the retired securities in debit for the tax purpose:

1) at to the cost of the first acquisitions according to the time (FIFO);

2) at the cost of the last acquisitions according to the time (LIFO);

3) at the unit price.

Tax payers received loss (losses) caused by the securities transactions made in the previous tax period or previous tax periods, have right to reduce tax base received at the securities transactions in the reporting (fiscal) period.

At that the losses caused by the securities transactions not circulating at the securities market received in the previous fiscal year (previous fiscal periods), may be referred at the decrease of the tax base of such securities transactions defined in the reporting (fiscal) period.

Income received from the securities transaction circulating at the securities market may not be referred to the expenses or losses of securities transactions not circulating at the securities market.

Income received from the securities transaction not circulating at the securities market may not be decreased by the expenses or losses of securities transactions circulating at the securities market.

Order and period of profit tax payment by the foreign legal entities –non-residents of RF from stocks sale of the Russian institutions, more than 50% of the assets of which consists of the real estate property located on the territory of Russian Federation:

- *Tax is calculated and deducted by the Russian institution paying income to the foreign company under the every payment of income and is transferred by the tax agent to the federal budget together with income payment in the currency of such income payment, or in RF currency at the rate of CBRF as for a date of tax transfer.*

- *Features of taxation order established to the foreign legal entities – non-residents of RF on Russian company's stocks sale, more than 50% of whose assets consist of the real estate property located on the territory of RF: when the foreign company submits to the tax agent a confirmation that this foreign company has permanent location in such country having an international agreement adjusting taxation issues in relation of a profit providing preferred taxation in RF, release of tax deduction from the source of payment or tax deduction at the decreased rates take place.*

- *In accordance with the Chapter 23 , part.2 of the Tax Code of RF, profit of natural persons being the tax residents of RF received due to further sale of the allocated securities shall be levied by profit tax at the rate 13% , and profit tax of natural persons –non-residents of RF – at the rate equal to 30%.*

Profit (loss) on securities sales transactions shall be defined as difference between the profit sum received due to securities realization, and expenses on securities acquisition, realization and keeping, actually produced by the tax payer and documentary approved.

Tax payment order and period: *Calculation and payment of tax amount is carried out by the tax agent at the end of the fiscal period (calendar year) or by the tax payer's money terms payment up to the expire date of the scheduled tax period. If the money terms were paid off before the expire date of the scheduled tax period, a tax shall to be paid off from the profit share corresponding to the actual sum of the paying money terms.*

Features of profit taxation of natural persons –tax residents of RF from the floated securities sale:

At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR.

Features of profit taxation of natural persons – non-residents of RF from the floated securities sale: Elimination of double taxation.

For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country.

Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.

Taxation order may change in future according to the RF legislation.

8.9. Information about the announced (accrued) and paid dividends on the issuer's securities, and income from the issuer's bonds

At the outcome of the year 2001 The annual general meeting of shareholders of he JSC "Kuzbassenergo" approved a decision: "Not to pay off the dividends on the ordinary stocks of the Company at the outcome of the year 2001" (minutes №10 dd. 21.06.2002).

Due to existing financial result at the outcome of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on the ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay off dividends on ordinary stocks of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).
By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. Thus the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary stocks of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).

By the results of the year 2004 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2004 (minutes №13 dd. 27.06.2005).
As a result of financial and economic activity for the 12 months of the year 2004 net losses amounted RUR 390 580 thousands were beared. Thus the Board of Directors of the Company recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the company by the results of the year 2004.
By the results of 9 months of the year 2005 the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "To pay dividends on ordinary shares of JSC "Kuzbassenergo" by the results of 9 months of the year 2005 amounted RUR 0,670461 rubles per one ordinary share of JSC "Kuzbassenergo" in money terms within 60 days from the date of decision on their payment adoption (minutes №14 dd. 30.12.2005).
Total sum of the accrued dividends amounted RUR 406 409 187,51 thousands

At the outcome of the year 2005 the annual general meeting of shareholders of the JSC "Kuzbassenergo" accepted decision : "Taking into account that at the outcome of the 9 months of the year 2005 the company accrued dividends on the ordinary stocks of the company amounted 0,670461 rubles per one ordinary stock (Minutes of the general meeting of shareholders №14 dd. 30.12.2005), we decided not to pay dividends on the ordinary stocks of the Issuer at the outcome of the year 2005) (Minutes №15 dd. 26.06.2006).

At the outcome of the 1st quarter of the year 2006 the annual general meeting of shareholders of the JSC "Kuzbassenergo" accepted resolution: "To pay off dividends on the ordinary stocks of the Company at the outcome of the 1st quarter of the year 2006 in amount 0, 329983 rubles per one ordinary stock of the Company in money form within 60 days from the date of decision making" (Minutes №15 dd. 26.06.2006).
Total sum of dividends accrued - 200 024 rubles.
Reference on the dividends accrual and payment reflected by the 30.09.2006 is in the Appendix №2 .

JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information

- Trade of the ordinary stocks of the Issuer is carried out at the following trade areas:
Full names and abbreviations of the sale organizers:
Non commercial partnership " Stock exchange "Russian trade System" , NP "Stock Exchange RTS"; Joint Stock Company "Stock Exchange "Russian trade System"; JSC "Stock Exchange "RTS"; Closed Joint Stock Company "Moscow Interbank Currency Exchange", ZAO "MMVB (MICE)".

- Non commercial partnership "Stock Exchange "RTS": ***ordinary stock of the JSC "Kuzbassenergo" is bargain in the system "Classic market, stocks". Ordinary stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market; stocks" 05.01.2000.***

- ***72 transactions with the ordinary stocks of the JSC "Kuzbassenergo" were registered at the Stock exchange RTS "Classic market, stocks" in the regime "Market and Address deals" during the 9 months of the year 2006.***
Bidding volume, USD: 2 164 415.
Bidding volume, pieces: 1 384 747.

JSC "Stock exchange "RTS": ***Common stock of the JSC "Kuzbassenergo" is bargain in the system "Stock Exchange JSC RTS". Common stocks 04.07.2000 were included in the list of "SGK": and were excluded from the list "SGK" from 15.09.2002; were included in the list "Stock market of Gazprom" from 16.09.2002; were excluded from the list "Market stock of Gazprom" from 22.11.2004 and were included in the list "Exchange market of JSC RTS" from 23.11.2004.***
22 transactions with the ordinary stocks of the JSC "Kuzbassenergo" were registered at the Stock exchange "RTS" in the regime "Market and Address deals" in the system "Stock Exchange JSC RTS" during the 9 months of the year 2006.

Bidding volume, RUR.: 1 421 333.
Bidding volume, pieces.: 25 458.

Closed Joint Stock Company "Moscow Interbank Stock exchange": ordinary stock of the JSC "Kuzbassenergo" was included in the out list securities since 23.07.2003 s. There were not any bargains with the stocks in the years 2003-2004.

825 market deals numbered 1 021400 pieces were registered with the ordinary stocks of the JSC "Kuzbassenergo" during the 9 months of the year 2006 at the Moscow Interbank Stock Exchange" (MMVB).

Bidding volume during this period amounted 48 698 205 rubles.

Market capitalization ADR JSC "Kuzbassenergo"

month	*number DR in circulation, pieces.*	*Price DR, $*	*Market capitalization ADR, thousand $*
September 2005	*990 347*	*7,50*	*7 427*
October 2005	*975 397*	*8,00*	*7 803*
November 2005	*975 398*	*9,50*	*9 266*
December 2005	*967 312*	*11,50*	*11 124*
January 2006	*965 627*	*11,26*	*10 873*
February 2006	*965 627*	*16,00*	*15 450*
March 2006	*965 627*	*20,60*	*19 892*
April 2006	*957 713*	*21,60*	*20 689*
May 2006	*914 963*	*19,50*	*17 842*
June 2006	*843 677*	*18,00*	*15 186*
August 2006	*837 302*	*18,00*	*15 071*
September 2006	*837 302*	*13,00*	*10 885*

APPENDIX № 1

Basic provisions of accounting and tax policy of the JSC "Kuzbassenergo" for the year 2006

1. Basic provisions

1.1. This present provisions was developed in accordance with the requirements of the accounting, tax and civil legislation and applies to the JSC "Kuzbassenergo", his subsidiaries and affiliated companies. .

1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountants.

1.3. Subsidiaries and representative office shall present to the executive body of the Company incompleted reports subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies.

1.4. Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

2. Accounting policy forming order.
2.1. Accounting policy of the Company is formed due to admissions applied in accounting keeping

and reporting (par. 6 of PBU 1/98):

- ***property isolation;***
- ***continuity of the Company's activity;***
- ***sequence of accounting policy applying;***
- ***temporary determinacy of factors of economic activity.***

3. Book keeping ways:

3.1. Ways of accounting keeping chosen by the Company under accounting policy forming must be applied by all subsidiaries and representative offices independently from their location.

4. Order of accounting arrangement and keeping.
Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1. In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be recorded on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 1 to this present Provisions), developed on the ground of the

approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.
The Company's accounting registers shall to be drew up in the format stipulated by the software being a ground of the Company's book-keeping.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Output forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person).Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements :

- *name of document;*
- *date of document drawing up;*
- *name of the institution on whose behalf the document was drew up;*
- *contents of business transaction;*
- *gauges of business transactions in natural and monetary terms;*
- *name of authorities responsible for business transactions and its drawing up validity;*
- *personal signatures of the aforementioned persons and their full names.*

Suggested forms of the singly developed documents, as modified unificated forms of the documents applied in the business activity are in the Appendix 2.
To account for the forms of the strict accounting as at the balance account 50 "Cash", a subaccount "monetary documents", as also at the below-line balance account 006 "Strict accounting forms" (by the actual cost of the cost outlay to their purchase).
Analytical accounting according the account 006 "Forms of the strict accounting" is carried out by every type of forms of the strict accounting and their keeping places. The forms of the strict accounting are as follows:

- *owned paper forms*
- *work-books forms*
- *loose leaves in the work-book's forms.*

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting department of the Company.

4.7. The Company represents the annual accounting report in accordance with the chartered documents to the founders, the Company's participants or its property owners, also to the territory authorities on state statistics according to the place of their registration. Other executive

authorities, banks and other users get the accounting report in accordance with the RF legislation in force.
Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall to be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company as it follows from their functions execution.

4.10. Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.
Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of the representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms , exercising (together with other bodies) of analyses of financial and economic activity obey directly to the director , and on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision to the chief accountant.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting №129 – FL)).

5. Book keeping methods
5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- ***buildings;***
- ***constructions;;***
- ***working and power machines and equipment;***
- ***measuring and adjustment devices and equipment;***
- ***computer techniques;***

- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

Long-term special editions of technical content are in the structure of the fixed assets (i.e. SNIP (Construction norms and regulations), collections, reference books etc). Acquired book editions with a term of using less than one year contained reference information of temporal keeping are not referred to the objects of the fixed assets and shall to be wrote of to the expenses as other expenditures in the moment of their transfer to maintenance. Writ-off of the book editions of temporal keeping (not to be reordered in the inventory book) shall to be exercised by authority of the director of the branch according to the act on writing off.

5.1.2. Fixed assets acquired for further sale shall to accounted at the account 41 "Goods".

5.1.3. To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards dd. 26.12.94 №359 (ed. dd. 14.04.1998).

Drawing up of acceptance of the fixed assets in the property composition of the Company is under authority of acceptance committees. The committees are created according the orders:

- *in the executive apparatus;*
- *in the subsidiaries.*

5.1.4. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001(ed. dd. 18.05.2002).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. Fixed assets valuation's ways

5.2. 1. at the acceptance to accounting the objects of the fixed assets are valuated by the next ways:

a) at the purchase of the fixed assets subject to payment- at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) at construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30.12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

c) at earning of the fixed assets as investments in the authorized (pooled) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the chartered capital shall be reflected;

d) at gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.
On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made.
At the surplus posting over the results of inventory a record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.
Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.
To determine a current market cost the data on the cost of the same fixed assets acquired in written form from the companies – producers may be used; information on the cost level being at the disposal of the State statistics authorities, trade inspections, also mass media and special literature; expert reports on the cost of the single objects of the fixed assets being in force as for a date of taking into account must be proved documentary
or by way of expertise making (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003);

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property.

5.2.2. Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

5.2.3. Expenses (income) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4 Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex or partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order of the Company, and further is carried out regularly (every year).
Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"surplus capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.
Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.
Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002). Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allocated property".

5.2.7. At the object of the fixed assets withdrawal the sum of its revaluation shall be transferred from the account 83 "surplus capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".
Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written order of the JSC 'Kuzbassenergo" prepared by the Department on capital management together with visas of corresponding services.
The document shall be subscribed by Deputies general director to the proper place:

- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*

Charge-off from the balance of the amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.

In the process of charging-off from the balance of the underamortized fixed assets, VAT falling at the underamortized part without revaluations shall be restored.
Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (polled) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.
If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Amortization of the fixed assets

5.3.1. The method of amortization of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The amortization of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of amortization charges for the complete reconstruction of fixed assets of the economy of the USSR". The amortization of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in the amortization groups".
5.3.2. The amortization of the objects of real estate property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.
The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records

management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.
The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.
The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.
The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Amortization of the following objects is not accrued:
- housing resources (par.17 PBU 6/01);
- objects of external accomplishment (par.17 PBU 6/01);
- productive cattle (par.17 PBU 6/01);
- perennial plantations (par.17 PBU 6/01);
- lands (par.17 PBU 6/01);
- objects of nature management (par.17 PBU 6/01);
- fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;
- books, brochures and other editions.

5.3.5. The process of amortization accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued amortization of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued amortization" is sent to finance capital investments of production purposes as a record in debit of account 02 "Amortization of fixed assets" control account "Accrued depreciation" from credit 02 "Amortization of fixed assets" control account "Amortization of capital investments".
The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch amortization redistribution

5.3.7. Capital investments in the borrowed objects of the fixed assets are amortized as follows:

Capital investments which cost are subject to reimbursement by the leaser to the lessor shall to be depreciated by the lessor in the order similar to the restarting up after reconstruction, modernization or technical reequipment (in case if the JSC "Kuzbassenergo" act as a lessor), that must be stipulated by the lease contract;

Capital investments produced by the lesser by approbation of the lessor and in accordance with the terms of the lease contract, which cost is not reimbursed by the lessor must be amortized by the lesser within the period of validity of the lease contract from the amount of the amortization calculated subject to useful life defined for the leased objects of the fixed assets in accordance with the Classification of the fixed assets approved by the Government of Russian Federation (if the JSC "Kuzbassenergo" acts as a leaser).

5.3.8. In case of rebuilding, reequipment , reconstruction, modernization, partial liquidation and revaluation of an object of the fixed assets the amortization must be calculated subject to the depreciated cost of the fixed assets by the date of its making and months number rest to the fixed assets maintenance termination.
If a useful life of the fixed asset's object grew after rebuilding, reequipment, reconstruction, modernization than the rest months number to the fixed assets maintenance is possible.
Acceptance of the finished works in rebuilding, reequipment, reconstruction, modernization of the fixed assets shall to be formed by the corresponding act.

5.4. Procedure of accounting and financing of the fixed assets repair

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed :

- extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.
- in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:
- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.
- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"
In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households" without fund creation .

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n).

5.5.2. To be taken on accounting the objects of intangible assets are valued in the following ways:
a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in the authorized (polled) capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in chartered capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By amortization accrual of such intangible assets at the same time at the rate of accrued amortization the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account credit 91"Other profits and losses" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);
f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.5.3. Amortization of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Amortization of intangible assets" (par.15, 16, 21 PBU 14/2000).

5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of amortization charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Amortization of the fixed assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

If under the lease contract of the fixed assets the lessor settles up with the communal services suppliers, the lesser must compensate a full cost of these services according to the invoice issued by the lessor. In case of lease of a part of the fixed asset's object of the lessor, a share of communal expenses fallen at the leaser shall to be defined by the measuring devises or in case of their lack as a ratio of a part of an area of the fixed asset's object occupied by the leaser to the total area of an object of the lessor's fixed assets.
The lessor shall to pay off communal services against the invoices issued to him by the communal services suppliers than he must invoice it to the leaser.
Compensation for communal services received by the lessor from the lease is not a profit, but a reimbursement of expenses amount produced by the lessor.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3. . Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.6.5. Lease contracts of the fixed assets shall to be coordinated with the Deputy general director of the JSC "Kuzbassenergo" on corporate governance and visaed by the corresponding authorities.

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running expenditures on the CCO capital construction objects) ((wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running CCO expenditures of the executive body are distributed among the affiliated companies pro rata average monthly expenditures (AME) volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of AME volume of an affiliated company for the reporting month and total AME volume of the Company for this month.

5.7.3 Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 "Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02) (approved by the Order of the Ministry on Finances dd. 19.11.2003 №115n).
The expenses for research engineering, development and technological activity are recognized in accounting if:
The sum of the expense can be defined and confirmed;
There is documentation that proves execution phase;
The results of the activity used in production and operation will lead to revenue in future;
The use of results of research engineering, development and technological activity can be demonstrated.
The expenses for research engineering, development and technological activity according to the par. 4 of PBU 17/02 don't contain:
The company's expenses on nature resources development;
Expenses on development of production, new companies, plants, aggregates (start costs);
Expenses on development of manufacturing work;
Expenses concerned the improvement of production technology together with improvement of product quality, change in the product's designing and other operational attributes realized during the manufacturing (technological) process.

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets at the account 04 'Intangible assets" (par. 4 PBU 14/2000).

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.

The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

If in the process of NIOKR fulfillment a positive result not being subject to legal safeguard, that is going to be used in production or in management, such expenses for NIOKR also shall to be accounted reflected at the account 04 "Intangible assets".

The period of charging off the expenses for NIOKR is set within 2 years.

- *5.7.7. The objects of the incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.*

The charge off the objects of incompleted construction is carried out by phased;

- *Commission (including specialists of account department, technical services, material responsible persons) is created by order of the manager;*

According to the commission's report the act on expediency of write-off the object of incompleted construction is drew up. Thus on the base of this act a liquidation of the object by own forces or together with contracting organization is made;

- *Act on writ-off (liquidation) of the object of incompleted construction is drawn up after all the works at the liquidated object. The act on write-off (liquidation) of the object of incompleted construction shall to contain information on the object's conditions as for a date of writ-off, its short individual characteristic, reference on expenditures caused by the writ-off and on stocks of materials and capital equipment income due to writ-off.*

Under the liquidation of the incompleted construction, expenses accrued on the account 08 "Investments in the non circulating assets» on their construction and expenses caused by these objects liquidation are subject to writing-off in the structure of the intangible assets.

Got material and other stocks of materials and capital equipment due to the objects liquidation useful to further using are subject to posting.

5.8. Inventory accountability

5.8.1. Inventory includes assets:

- for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;

- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2. Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

- acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 ("Inventory accounting") approved by the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets (approve by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);

- making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);

- invested in chartered capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF, with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6,8, 11 PBU 5/01);

- received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).

- received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;

- The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.

5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6. . The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99 "The Company's expenses") approved by the Order of the Ministry of Finances of RF №33n dd. 06.05.1999 (ed. dd. 30.03.2001).

After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:
a) account cost of the inventory is not changed;
b) the rate of value added tax is used in accounting in accordance with established procedure;
c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:
- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";
- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.8.7. Goods bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealized products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Goods bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel- shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.
The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n.)
The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.
When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).
Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"
Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)
The charge off the given working clothes, other means of man-to-man defense etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.
If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).
To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).
The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.
The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in chartered capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of

"The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.16. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.17. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 (Appendix to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the Order of the Ministry of Finance of RF from 10.12.2002 № 126n.

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);

- investments in the authorized (pooled) capitals of other companies (including subsidiaries and dependent companies);

- loans granted to other companies;

- deposit investments in lending agencies;

- accounts receivable acquired on the basis of assignment;

- investments under the contracts of joint venture etc.

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year.

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- the sums paid to a salesman in accordance with the contract;

- the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;

- the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;

- the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);

- other expenses connected with the acquisition of the assets in the capacity of financial investments.

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the chartered capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the chartered capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the chartered capital with non-monetary funds on account 80 "Chartered capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Chartered capital" of the receiving party will have different cost valuation.

5.9.6 The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monetary funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint venture is the pecuniary valuation coordinated by the partners of the joint venture.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.
The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:
- the current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;
- the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.

5.9.10. The financial investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" dd. 10.12.2002 № 126n).

5.9.12. At the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13 At the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments by the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:

- name of the Issuer (Company);
- name of the securities;
- number, series etc.;
- nominal price;
- buying price;
- expenses for the acquisition of securities;
- total amount;
- date of purchase;
-date of sale and other retirement;
- storing place.

5.9.16. At the creation of a reserve on the devaluation of financial investments to carry out a regular supervision and check out of the financial investment's cost on availability of a devaluation signs of the intermediate accounting report by the reporting date (par. IV PBU 19/2). The newly created reserve (fund) shall be approved by the Deputy general director on the corporate governance.

5.10. Creation of the reserves of the doubtful debts.

5.10.1. Due to the results of the inventory of accounts receivable spent at the end of the reporting year, the reserves of the doubtful debts on the settlement with debtors together with transfer of sum of the created reserves to the debit of the account 91 "Other profits and losses" in the structure of operational expenses in correspondence with an account 63 "reserves of doubtful debts" (par.11 PBU 10/99) are creating.

Amount of the reserve shall be defined singly by every doubtful debt according to the financial situation of the debtor and valuation of a possibility of the debt charging off in full volume or partially and is restricted by the Company's financial abilities.
Doubtful debt shall to be recognized a debt of debtors, if such a debt was not paid off in terms stipulated by the contract provisions and was not ensured by a pledge, mortgage, bank warrantee.
The accrued reserve shall to be transferred to the losses cover caused by the doubtful debts.
As a doubtful debt shall to be recognized a debt with the expired period of limitation of action of where the liability was terminated due to impossibility of its execution according to the act of the State authority of due to the Company's liquidation.

The sum of reserves of the doubtful debts not used in the reporting period shall be joined to the profits of the reporting period by the recoding to the credit of account 91 "Other profits and losses" in the structure of other operational profits in correspondence with the account 63 "Reserves of the doubtful debts",

5.11. *Account of the foreign currency transactions and payments in conventional units.*

5.11.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000 "Accounting of assets and liabilities whose cost is expressed in foreign currency" (approved by the Order of the MF RF dd. 10.01.2000).

5.11.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.11.3.The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other profits and losses" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.11.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other profits and losses" in non-disposal revenue (expenses) as far as they appear

5.12. *The account of the transactions on the settlement accounts.*

5.11.1. The settling with debtors and creditors is reflected by each parties in the accounting in the sums from the entries and acknowledged by the Company as the correct ones .

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

The sum on settling with banks, budget reflected in the accounting report shall to be coordinated with the corresponding institutions and be identical. Conservation on the balance sheet of the not adjusted sums on these settlings are not admitted (par. 74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.12.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.12.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.12.4 The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".

5.12.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*
- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.12.6.With a purpose of accordance of verification deeds with the contractors o the requirements of the court practice, also to get possibility to use is as an argument in the court, the deed of verification must contain information on the essential elements of the initial accounting documents (invoice, payment order, deed of performance of works, deed of rendering services etc.) and essential elements of the invoices.
He deed of verification must contain information on the contract under which the mutual payments were performed (including number and date of the contract, if otherwise is not provided by the chartered documents in accordance with the legislation , registered office of the contractor (place of the State registration
of legal entity), also the date of drawing up and subscribing of the document by the persons authorized to subscribe the deed of verification (Appendix 2).

5.12.7. 6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties. (Appendix 2).

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.12.8. Reasoning from par. 5.12.5, 5.12.7. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the accounts payable is defined on their basis.

5.12.9. The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

5.12.10. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- *on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;*
- *on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The accounts payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the accounts receivable to the Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other profit and losses". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other profit and losses " with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF) .*

5.12.11. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

5.12.12. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts payable.
The affiliated company received the aviso of the executive apparatus on the bill of credit issue , shall to withdraw accounts payable.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.12.13. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company.

5.12.14. The handing over of the acquired bills (own debtors' bills) to pay the accounts payable is reflected in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other Profits and losses " of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other profits and losses" of the applicable control account .

5.12.15. The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the accounts payable for the received bill ..
If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts"

5.12.16. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other profits and losses" .
The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" .

5.12.17. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other profits and losses " of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.12.18. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance .

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the full name of the debtor, including legal form; the ground, sum and the date of debt origin with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

the copies of the basic account documents (contract, payment order, invoice, deed of works fulfillment (rendered services) , agreement (notification) on set-off etc.);
at the settlement of a debtor being a legal entity - the extract from the unified state list of legal entities, containing information on a liquidation; and in case of settlement of a debtor being a natural person – his death certificate if the legislation in force does not provide succession;

at the failure (bankruptcy) of a debtor - resolution on competitive production termination, or report of the arbitrage manager on a failure to satisfy the creditor's claims;
other documents proving the impossibility of debt collection (the act of state authority etc.).
Affiliated companies need to keep the basic account documents in original within 5 years from the date of the Order on debt amortization.

Debt amortization amounted up to RUR 1500 according to one obligation with all necessary documents present, is carried out under the order of the director of the affiliated company complying the provisions stipulated by the par. 5.12.18 of this present Order.
The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.
The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term. (art. 204 CC RF).
The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe art. 2 of FL dd. 22.07.2005 №119-FL "On modification to the paragraph 21 of TC of RF and on recognizing as void the single provisions of legislation of RF on taxation" .

5.12.19. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the Company (affiliated company) including the index to of the ground, sum, date and legal deeds adjusting the ground of write-off.
Also, amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

Affiliated companies shall to keep the originals of the aforementioned documents, as the documents certifying assumpsit of a debt by the creditor and break-off the terms of actional prescription too early (two-party deed of verification, letter of warrantee, reply the claim etc.) within 56 years from the date of the Order on a debt depreciation.
The sums of the accounts payable written off are referred to account credit 91 "Other profit and losses" in the list of extraordinary revenues.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to

debit of account 91 "Other receipts and expenditures" in the list of extraordinary expenses.

5.13. Calculation of expenditures on production.

5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999 . ed. dd. 30.03.2001))

5.13.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.
Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.
Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.
Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.13.3. Calculation of *expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.*

5.13.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- *at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;*
- *calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.*

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- *calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses*

accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;

- *rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;*
- *common economy expenses on services rendered by auxiliary process and auxiliary production and economy (internal consumption by the subsidiary) are not referred.*

5.13.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.13.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.13.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.13.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.13.9. Expenditures on usual activity shall be classified as in articles , as in elements (par. 8 PBU 10/99).

5.13.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.13.11. Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.13.12. Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000 "On reimbursement of expenses caused by preparation and holding of civil defense actions").

5.13.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.13.14. Expenses caused by the stuff training:
training cost;;
fare to the place of training;
renting expenses;
daily (travel) allowances for further training (education) of the employee.

5.14. Accounting of operations in electric power sale and purchase at the wholesale market.

5.14.1. In accordance with the sectoral features, electric power purchased at the adjusted sector of wholesales market shall to be included in the electric power net cost and reflected in the book-keeping on the debit of account 30 'Major production" and credit of account 60 "Settlements with suppliers and contractors".

5.14.2. Operations in electric power purchase at the free wholesales market are reflected on the debit of account 41 "Goods" in the book-keeping. Electric power loss caused during its transfer through the power networks are reflected on the account 44 "Purchase expenses". Electric power sales shall be reflected on the credit of account 41 "Goods" in correspondence with the debit of account 90 "Sales".
Services in organizing of a trade system of the wholesales market functioning shall be reflected on the account 44 "Sales expenses" together with further its write-off on the account 90 "Sales".

5.14.3. Electric power purchased at the free market sector shall be transferred to the net cost of the basic electric power shoed in the form №2 "Profit and losses report" in the book-keeping.
5.14.4. Proceeds from electric power sold at the free market sector , in aggregate of all the contracts, shall be reflected in the book-keeping report in the form №2 "Profit and losses report" in the line 015 of the other goods, products, works and services of industrial nature.
Net cost of electric power sold from the plants shall be calculated due to fuel component of power production at the each power plant and shall be reflected in the form №2 "Profit and losses report" in the line 025.
Expenses on the purchased electric power in the free trade market sector are not provided by a share of economic charges.

5.15. Features of the Company's profits and losses forming

5.15.1. The Company's profits on usual activities are the following:
- ***proceeds from electric and heat power sale;***
- ***proceeds from increased pay to the rate on reactive power compensation (tangent Fe);***
- ***proceeds received for nonrecoverable condensate;***

- ***proceeds from makeup and chemical treated water sales;***
- ***proceeds from other finished production of auxiliary process sales;***
- ***proceeds from agricultural production sales;***
- ***proceeds from rendered works (services) of industrial nature (including transit);***
- ***earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).***

5.15.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.15.3Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- ***electric power capacity excess;***
- ***energy consumption contracted size's excess;***
- ***energy consumption contracted size's underexploitation;***
- ***unauthorized electrical installation's launching;***
- ***excess of the fixed by the contract maximum hourly demand of heat energy;***
- ***unauthorized water pumping;***
- ***excess of the contacted volume of heat energy consumption;***
- ***underexploitation of the contracted volume of heat energy consumption , and are reflected on the account 91 'Other profits and losses" in the moment of profit acceptance;***
- ***misinformation on instrumentation indications;***
- ***seals removing.***

5.15.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".
5.15.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.
Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.15.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".
5.15.7. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:
- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;
output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system. Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.
Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:
Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).
Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.16. Features of accounting of intraeconomic transactions between the affiliated companies
5.16.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

5.16.2. *Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.*

Transition of inventories (inventories, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.16.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

5.17. **Relations with subsidiaries and affiliated companies..**

5.17.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments with their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts. (Appendix №2).

5.17.2. The company presents the annual accounting report in accordance with the chartered documents to the founders, participants of the company or owners of its property, also to the territorial authorities on the State statistics according to their registration place. Other executive authorities, banks and other users receive the annual accounting reports in accordance with the legislation in force.
Terms and volume of accounting report submitted to the executive apparatus shall be defined by the Chied accountant of the company.

5.18. Accounting of the State assistance.

5.18.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.18.2. Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.18.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.19. Disposition of profits

5.19.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.19.2. Tax and other similar payments accrued during the fiscal year from the profits shall be reflected on account 99 "Profits and losses".

5.19.3. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the chartered capital shall be established in accordance with Articles of Association.
Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.

5.19.4. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

5.19.5. Accounting of transactions with chartered capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.

5.20. Accounting of loans, credits and expenditures concerned their maintenance

5.20.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.20.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.20.3. The company's debts under the received loans and credits shall be divided into short-term and long-term, also urgent and outstanding in the accounting.

5.20.4. Transfer of long-term debts into the short-term shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.20.5. Expenditures related with receipt and use of loans and credits are the follows:
-due interests to lenders and creditors;
-due interests or discount under the bills of credits and bonds;
additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);
exchange and sum differences under the interests on exchange loans and credits subject to be paid.

5.20.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

5.20.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01)

5.20.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.20.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.20.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.21. Information on the events after the reporting date

5.21.1. Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

5.21.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date.

5.21.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.21.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.21.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.22. Information on conditional facts of economic activity

5.22.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cash flow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

5.22.2. Conditional facts of economic activity are the follows:

- *unfinished by the reporting date trials where the Company acts as plaintiff or defendant, which decisions may be accepted in the future reporting periods;*

- *disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;*
- *guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;*
- *discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;*
- *any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial;*
- *liabilities for environmental protection;*

- other analogical facts

5.22.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).
The company creates the funds due to existing liabilities of the company by the reporting date in case of ambiguity concerning an amount or a term of performance under conditions stipulated by the par. 8 of PBU 8/01.

5.22.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).
Calculations shall be made by corresponding authorized Department (Service).

5.23. Information on affiliated persons.

5.23.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000):

- *the company is under the control or affect of other institution of natural person;*
- *the company controls or affects other institution.*

5.23.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.23.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in the consolidated accounting report (par. 9 PBU 11/2000).

5.23.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.24. Segment Reporting

5.24.1. Information on operational and geographical segments shall be disclosed in the annual accounting report and explanatory note. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.24.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- *electric and heat power production;*
- *other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (par. 10 PBU 12/2000).*

5.24.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- *sale's income;*
- *financial result;*
- *total balance amount of assets;*
- *total size of liabilities;*
- *total amount if capital investments in the fixed assets and non-material assets;*
- *total amount of amortization assignments under the fixed assets and non-material assets.*

5.24.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.25. Information on go out of business

5.25.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 "Information on go out of business" approved by the Order of MF RF №66n dd.02.07.2002.).

7. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

7.1. General provisions

The account policy of the JSC "Kuzbassenergo" defines used during the preparation of the financial accounting definitions, acknowledgment criteria and principles of valuation of assets, liabilities, receipts and expenditures, methods of the reflection of the transactions, events and terms, as well as the judgments worked out by the management of the JSC "Kuzbassenergo", making a great impact on the sums, acknowledged in the financial accounting.
During the working out of the account policy in accordance with IFAS on the year of 2006, the JSC "Kuzbassenergo" was guided by all the acting at that time Standards, Interpretations, and Principles.

The account policy is drawn up on the basis of the admission of the consecutive usage of the chosen account policy from one fiscal period to another. The changes of the account policy are admissible only if they are required by any Standard and Interpretation, or if the given changes lead to more reliable and true information about transaction impact provided by the financial accounting, as well as the events or terms of the financial condition of the Company, its financial results or flow of cash assets.

The financial accounting of the JSC "Kuzbassenergo" according to IFAS 1 "Financial accounting" consists of:

- *Balance-sheet;*
- *profit and losses statement;*
- *report on capital changes;*
- *report on cash flow*

- *notes including brief description of essential elements of accounting policy and other explanatory notes.*

7.2. Consolidation principles

Consolidated annual financial accounting includes the financial accounting of the JSC "Kuzbassenergo" and its subsidiaries (the Group)for the period from the start of the actual control till its actual ending.

7.2.1. Subsidiaries.

The control is supposed to be exercised when the JSC "Kuzbassenergo":
possesses directly or indirectly, through subsidiaries, more than 50% of voting stocks of the subsidiary; or possesses directly or indirectly, through subsidiaries, less than 50% of voting stocks of the subsidiary, but has the right to:

- *Define financial and operational policy of the subsidiary on the basis of the Articles or agreement;*
- *Appoint or dismiss the majority of the members of the committee of directors or similar authorities;*
- *Participate by a majority vote at the meetings of the committee of directors or similar authorities.*

The accounting of the subsidiaries which are under the Group's control is not included in the consolidated accounting of the Group if:
The control is supposed to be temporary as the shares of the subsidiary are taken up and kept only with the sale purpose in the nearest future; the activity of the subsidiary is influenced by tough long-term restrictions which decrease dramatically its potential to transmit assets of the associated company.
Financial investments into such subsidiaries are accounted as financial investments available for sales.
Assets and liabilities of all the subsidiaries are valuated at fair cost on the date of taking up.
Minority interest is reflected proportionally to the share in the fair cost of assets and liabilities of the subsidiaries.
Financial accounting of the subsidiaries is drawn up for the fiscal periods which are similar to the fiscal periods of the associated company. If it is necessary, the financial accounting of the subsidiaries can include adjustments to bring the used principles of the account policy in correspondence with the principles of the account policy of the Group.
During the preparation of the consolidated financial accounting, all the remains on calculation and transactions within the Group as well as non-realized receipts and expenditures arisen as a result of transactions within the Group are excluded.

7.2.2. Dependent companies.

A dependent company is a company which is under the influence but not control of the Group, as a result of participation in the financial and management decision making, and the Group has from 20% to 50% of voting shares.
Dependent companies are accounted by the share holding since the start and to the end of the material effect on this company.
The results of the activity of dependent companies are accounted by share holding method on the basis of their last financial accounting. The expenditures of dependent companies are taken to accounting in the consolidated financial accounting before the investment in such companies is

written off up to zero. After that the expenditures are accounted only in the volume where the Group has liabilities on financial support to such dependent companies.
The current book cost of the investment in dependent companies present the cost of the acquisition including unamortized part of goodwill as well as the share of the Group in non-distributed profit, received after acquisition, and other changes in reserves which are the part of the owned capital of these companies. The current book cost of dependent companies is constantly revised and in case of devaluation, is decreased in the period when such circumstances are revealed.
Non-realized receipts and expenditures arisen as a result of transactions with dependent companies, are subject to exclusion proportionally to the share of the Group in the capital of dependent companies.

7.3. Methods and ways of valuation of the property and economic transactions.

7.3.1. Currency of measurement and currency of introduction.

The currency chosen as a unit of measurement as well as introduction in the consolidated annual financial accounting is Russian ruble. This reflects economic essence of the main principle of the activity of the Group and its economic transactions.

7.3.2. Transactions in foreign currency.

Transactions in the currency which is different from the currency of RF are referred to the transactions in foreign currency. Cash assets and liabilities of the Group expressed in foreign currency on the fiscal date are recalculated in rubles at the rate of exchange on this date. Transactions in foreign currency are reflected at the rate on the date of the settlement of transaction. Receipts and expenditures arisen as a result of accounting on the data of transactions and during the recalculation of cash assets and liabilities expressed in foreign currency are reflected in the report on receipts and expenditures.

7.3.3. The use of valuations and admissions.

To prepare the present financial accounting in accordance with the requirements of the IFAS the management worked out the number of valuations and admissions referring to assets and liabilities, which are reflected in the present financial accounting as well as to the information disclosure about contingent assets and liabilities. The actual results can differ from the given valuations taking into account uncertainty of valuations and admissions.

7.3.4. Financial instruments

Financial instruments reflected in the balance of the Group, include financial investment, given borrowing, trade and other accounts receivable, cash assets and their equivalents, received borrowing, trade and other account payable and derivative financial instruments.

Financial instruments originally are reflected at the fair procurement cost, and in case of financial assets or financial liability which are not valuated at the fair cost through profit or loss, transaction costs directly connected with the procurement or release of a financial instrument are also included.

Financial assets and liabilities are accounted in the balance opposite to each other, when the Group has a legal right to set-off or has an intention to conduct calculation at the sum of balancing of accounts.

A financial instrument or its part is written off in the financial accounting when the Group loses its rights or discharges liabilities connected with the given financial instrument. At the writing off of

the financial asset, the difference between compensation received or accrued and the current book cost of the asset is admitted in the report on receipts and expenditures. At the writing-off of the financial liability, the difference between compensation received or accrued and the current book cost of the liability is admitted in the report on receipts and expenditures.

7.3.4.1. Financial investments.

Financial investments, except for the investments in subsidiaries and dependent companies, originally are accounted at the cost on the date of the settlement of transaction, which is equal to the fair cost of paid compensation and the costs on transaction in case of financial investments which are not valuated at the fair cost through profit or loss.

Financial investments are classified in the following way:

- *detained until paying off;*
- *valuated at the fair cost through profit and loss;*
- *available for sale.*

Financial investments in debt securities with fixed time to run, which the Group is intended and has the right to detain till the time to run, except for the given borrowing and accounts receivable, are classified as "detained till paying off". Securities, detained till paying off, are accounted at the amortized cost by the method of effective cost of money after deduction of devaluation reserves. Securities detained till paying off are reflected as non-circulating assets except for the cases when the paying off is expected to be carried out within 12 months after the fiscal date.
Financial investment in securities, acquired to earn profit as a result of short-term price range, is classified as "Meant for trade". Securities meant for trade are reflected as negotiable assets.
Any other financial investments except for giving borrowing and accounts receivable are classified as "available for sale". Financial investments available for sale are referred to negotiable assets if the management of the Group is intended to realize them within 12 months since the fiscal date.

Securities available for sale as well as for trade are reflected at the fair cost reasoning from market rates on the date of drawing up of the accounting, without taking into account costs which the Group may have during their realization or other retirement. Receipts and expenditures connected with the change of the fair cost of financial investments are reflected in the report on receipts and expenditures for corresponding period except for financial investments available for sale. The receipts and expenditures of the latest are reflected in the capital. When the market price can not be defined, the fair cost is defined reasoning from the valuations of the Group.

7.3.4.2. Cash assets and their equivalents.

Cash assets include money in the cash office, money on the account current in banks, bank deposits and other money instruments with the time run not less than three months on the moment of procurement, and can be easily converted in the sum of cash assets and run the slight risk of cost change.

7.3.4.3. Accounts receivable

Trade and other accounts receivable is reflected in the sums presented to payment by contractors, with the deduction of the reserve for doubtful debts which is established if it is necessary.

The reserve sum for the doubtful accounts receivable is calculated on the basis of analysis of its discharge possibility.

Long-term accounts receivable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of accounts receivable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as interest yields in the Report on receipts and expenditures.

7.3.4.4. Account payable

Trade and other account payable is reflected at the nominal value. Long-term account payable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of account payable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as the costs on payment of interest in the Report on receipts and expenditures.

7.3.4.5. The given borrowing

The given borrowing is accounted at the amortized cost by the method of effective interest rate.

7.3.4.6. Credits and received borrowing

All the credits and borrowing originally are admitted at the fair cost of procurement with the deduction of transaction costs. After the original admission all credits and borrowing are reflected at the amortized cost by the method of effective interest rate.
Long-term credits and borrowing received or presented by the Group at the rates which are lower than market ones, on the original admission are reflected at the fair cost by discounting of all future cash flows at the market average cost of money for financial instruments on similar terms.

Borrowed funds which are subject to be discharged within a year from the fiscal date are reflected as short-term liabilities.

Borrowed funds which are subject to be discharged in more than a year from the fiscal date are reflected as long-term liabilities. The part of long-term account payable which is subject to be discharged within 12 months from the fiscal date is reflected as short-term liabilities.

Interests on credits and borrowing are reflected in the accounting by the charge method.
The part of interest unpaid on the fiscal date is reflected in the balance as other account payable.

7.3.5. Dividends

Dividends are admitted as liabilities and calculated from the sum of capital on the fiscal date only when they were declared (approved by shareholders) before the fiscal date inclusive. Dividend information is disclosed in explanatory notes to the financial accounting if they were recommended before the fiscal date as well as after the fiscal date, but before the date when the financial accounting is released.
The amount of non-distributed profit of the Group according to the Russian legislation can be aimed at distribution among shareholders and is defined on the basis of the financial accounting of separate companies which are included in the Group. These sums can differ dramatically from the sums calculated on the basis of the IFAS.

7.3.6. Fixed assets.

The objects of fixed assets are taken to accounting at the actual cost. The actual cost of the object of fixed assets acquired for payment includes the sum of actual costs of the Company on procurement, construction and production, except for the value added tax and other refundable taxes.
Economic and other similar costs are not included into actual costs on procurement, construction or production of fixed assets.
The change of the actual cost of fixed assets at which they were taken to accounting is admissible in cases of completion, reconstruction, modernization, partial liquidation and revaluation of fixed assets. The costs on reconstruction and modernization of the object of fixed assets after they are completed can increase the original cost of such an object if as a result of modernization and reconstruction originally accepted normative functioning indexes (term of usage, power, usage quality, etc) of the object of fixed assets increase.
Fixed assets are reflected in the accounting at the original cost defined on the moment of acceptance of the objects in the accounting and adjusted to the inflation index (consumer price index) calculated for the period from the moment of taking the objects to the accounting to 31.12.2002.
The features of economic obsolescence of fixed assets are defined on each fiscal date. If at least one feature is revealed the management conducts the valuation of compensative cost of fixed assets.
The following features can be regarded as economic obsolescence:
Dramatic changes in technological process of production, economic, legal sphere of activity of the Group;
the presence of obvious depreciation or defacement of the object of fixed assets or the group of the objects of fixed assets;
decrease of market prices for definite types of fixed assets and others.

Refundable cost is defined as the maximum of the fair cost with the deduction of the costs on asset sale and value of its usage (IFAS 36 "Depreciation of assets").
The fair cost with the deduction of the costs on sale is the price of asset in the sale contract in the transaction between well-informed and willing parties to settle such a transaction, with the deduction of additional costs directly connected with the retirement of this asset.
The value of the asset usage presents discounting cost of assumed (evaluative) future flows of cash assets the appearance of which is expected to be from constant asset usage and from its retirement at the end of the period of its service.

Book cost of fixed assets decreases to refundable cost, and the difference is reflected as expenditure (loss from economic obsolescence) in the Report on receipts and expenditures.
Costs on maintenance works, current and capital repairs are referred to the costs as far as they are arisen. All types of costs, which do not lead to the improvement of technical characteristics of fixed assets are referred to the costs on capital repairs.

Profit and losses arisen as a result of the retirement of fixed assets are reflected in the Report on receipts and expenditures as soon as they are arisen.
Depreciation on fixed assets is accrued by uniform charge during the period of effective use of a fixed asset.
The following periods of service are used during the depreciation accrual:

Type of fixed assets	*Terms of effective use (years)*
Fixed assets used at the production of heat and electrical energy	*50*

Fixed assets used at the transmission of electrical energy	*40*
Fixed assets used to distribute electrical energy	*40*
Fixed assets used at the transmission of heat energy	*25*
Other	*15*

State subsidies referred to the procurement of fixed assets are reflected in the balance by deduction to get the book cost of the asset. Subsidy is regarded as profit during the term of effective use of depreciated asset by deduction the rate of accrued depreciation referred to expenditures each period.

7.3.7. Intangible assets

Intangible assets are valuated originally at the cost price. The cost price of the acquired intangible asset includes: its buying price, import taxes and nonrefundable buying taxes, after the deduction of trade discounts and any direct costs on putting the asset into operation.
The computer software is accounted as intangible assets.
After the original admission the intangible asset is accounted at the cost price with the deduction of future depreciation and losses from it.
The method of uniform charge is used to distribute the amortized sum of the asset on the systematical basis during the term of its effective service.
Depreciation is admitted as a current expenditure. The term of effective use of the software makes 5 years.

7.3.8. Inventory holdings
Inventory is reflected at the lowest value: actual cost price or the price for possible realization.
The cost price includes the cost of fixed assets, custom duty, transport costs, cargo-handling cost, direct labor costs as well as corresponding part of indirect field cost and overhead charges.
The cost price is calculated by the method of weighted average cost.

The price for possible realization presents the assumed sale price with the deduction of all costs on completion, promotion and production distribution.
The Group valuates from time to time its holdings to reveal goods obsolescence and if it is necessary forms the corresponding reserve.

7.3.9. Profits tax

Profit tax accrued for a year includes sums of current and deferred tax.
Current profits taxes are accrued in accordance with the Legislation of Russian Federation. The account is based on financial results for the year with the account of the articles which do not increase or decrease the taxation base. The current tax which is subject to be paid is accrued on the basis of the sum of taxable profit for the year and rates, active in the fiscal period, and is adjusted on the tax sums which are subject to be paid for previous years.

The deferred tax is calculated by the balance method and accrued on the differences between the taxation base of assets and liabilities and their current cost, reflected in the financial accounting. The deferred tax liabilities are reflected concerning all the differences increasing taxable profits. The deferred tax requirements are reflected to the extent of the possibility of earning taxable profits sufficient to cover non-accepted tax requirements and tax credits which were not used. The deferred tax assets and liabilities are taken to accounting when they are referred to profits taxes collected by one rating authority, and the Group is intended to to account its current tax assets and liabilities.

The deferred profits taxes are calculated by the tax rates which will be used in the next fiscal period. They are reflected in the Report on receipts and expenditures except for the cases when they are connected with the articles directly referred to the owned capital. In this case, the deferred taxes are reflected as owned capital.

7.3.10. Minority interest

The minority interest presents the proportional share of minoritary shareholders in the capital of the subsidiaries of the JSC "Kuzbassenergo". It is calculated on the basis of the share of minoritary shareholders of the subsidiaries of the JSC "Kuzbassenergo"

7.3.11. The phased out activity.

In the accounting the Group discloses the information about the phased out activity, starting with the event that can be defined as the initial disclosure event. The information about the phased out activity is disclosed in the notes to the financial accounting.

Starting with financial accounting for the period when the initial disclosure event took place, the Group includes in its financial accounting the following information, referred to the phased out activity:

- *Description of the phased out activity;*
- *If it makes an economic segment in accordance with the given accounting;*
- *Date and type of the initial disclosure event;*
- *Date and period when the phase out is expected to take place, if they are known or can be defined;*
- *Book costs on the fiscal date of summon assets and liabilities which are planned to retire;*
- *Gain sums, the sums of costs, receipts and expenditures from the main activity before taxation, which are referred to the phased out activity during the current period of financial accounting as well as profits tax;*
- *Sums of net cash flows referred to the main, investment and financial activity within the phased out activity during the current period of financial accounting.*

If the initial disclosure event takes place after the period of financial accounting of the Group ends but before the approval of the financial accounting for this period, this financial accounting discloses the information mentioned above for the period of this financial accounting.

The information is disclosed in the financial accounting during all the periods including the period when the transactions on phasing out the activity were completed. The transactions on phasing out the activity are completed when the plan is almost implemented or it was refused of.

Any information about the phased out activity is disclosed separately for every phased out activity. Comparative information for previous periods, presented in the financial accounting prepared after the initial disclosure event, is recalculated to present the assets, liabilities, profits, losses and cash flows separately which are referred to further and phased out activity, in a similar way that is described above.

7.3.12. The concerned sides.

In the financial accounting the Group discloses the information on the relations between the concerned sides as well as the information on the types and the constituent elements of the operations held with the concerned sides. The constituent elements of the operations include:
The index of the operation volume, either in the form of the amount or the corresponding shares;
The amount or the corresponding shares of the redeemable items;
The price formation policy.
The analogous items are disclosed in the Group's financial accounting with the total sums.
Being controlled the information on the relations between the concerned sides is disclosed regardless of the fact if the operations were held or not.

7.3.13. Contracts.

The profit on the contracts is admitted as soon as it can be surely estimated. The Group takes into consideration the percentage of the works fulfillment while determining the amount to be admitted in the accounting period. The losses are admitted as soon as there is a probability that they can appear. The total amount of the assumed loss, including the loss connected with unfulfilled works according to the contract, is accounted in the period when the loss was determined.
On determining the total amount of the expenses for the accounting period any expenses by the contract and corresponding to the future periods are shown as unfulfilled work by the contracts.

7.3.14. Cashflow statement .

The Group presents the data on the cash flow using the indirect method that presupposes that the net profit or loss is corrected taking into consideration the results of the non-monetary operations, any deferred or accrued past or future monetary earnings or payments on the principle activity, as well as the items of incomes and expenses connected with the receipt or withdrawal of monetary funds on the investing or financial activity.
The net flow of the cash from the operating activity is determined by correcting the net profit and loss taking into consideration the following:

- *the changes in the stock and the operating debit and credit debts during the period;*
- *non-monetary items such as deterioration, evaluative obligations, deferred taxes, unrealized profits or losses on the foreign currency operations, surplus earnings of the associated companies and the minority interest;*
- *all the other items that lead to the flow of the monetary funds from the investing and financial activity.*

7.3.15. Recompense to the employees.

The salary of the employees that is referred to the labour activity of the current period is admitted as the expenses of the given accounting period.
The Group produces all the necessary deductions for its employees to the Pension Fund of the Russian Federation according to the established norms.
The Group has no separate significant schemes on the provision of pensions. All the additional payments to the retired employees are included to the amount of the expenses on the salary, however this information is not disclosed in the accounting due to the insignificance of these payments.

7.3.16. Reserves.

The reserves are admitted when at present the Group has an obligation that can be juridical or based on the practice, arising from the past events, and if there is a probability that in order to redeem this obligations the resources containing economic benefits are to be used, and if a sure evaluation of the obligation amount can be done.

7.3.17. The acknowledgement of the profits.

The profit is admitted when all the significant risks and benefits connected with the right of property are passed to the buyer, when there is a high probability of receiving economic benefits from the operation and when the amount of the profit can be determined with considerable certainty.
The Group's profits are reflected taking into consideration the electric and thermal energy supply as well as the realization of the goods and services not connected with the power engineering, that took place before the end of the period.
The gain from the realization is reflected in the accounting with the deduction of the value added tax.
The gain is based on the tariffs on the thermal and electric energy that are approved by the Regional energy commission.

7.3.18. Profit for one stock.

Profit for a stock is determined by dividing the net profit related to the Group's general stock holders by the average weighted amount of the general stocks that are being in circulation during the accounting year.

7.3.19. Rendering of segment accounting.

The accounting segments are defined on the basis of operational activity of the Group. The Group includes three main production segments:
The segment "Production and transmission of electrical energy" is presented by power stations and some heat power stations which take part in the energy production as well as electrical networks and Energosbyt which conduct the transmission and distribution of electrical energy from stations to consumers;

The segment "Production and transmission of heat energy" is presented by heat power station and some electric power stations generating heat energy as well as the Department of the heat networks and Energosbyt conducting the transmission of heat energy to the consumers;
The segment "Other" includes the number of small segments such as the activity of repair and auxiliary subdivisions, object of social sphere.

The information about production segments is collected for the year, which ends on 31.12.2006 and for the year which ends on 31.12.2005 according to Appendix #3 to the present Regulations.

7.3.20. Seasonal nature of the activity.

The time and the weather influence the demand for heat energy. The main volume of profits from the realization of heat energy is in the period from October to April. The seasonal nature of the production of heat energy makes a great impact on fuel consumption.
Moreover, from May to September when the production is decreased the costs on repair and maintenance works increase. The seasonal nature of the activity does not influence the procedure of the reflection of profits and costs by the Group.

7.3.21. Events after the fiscal date.

The Group reflects the events which took place after the fiscal date if these events verify the terms which existed on the fiscal date. The Group does not reflect the consequences of the events after the fiscal date if these events speak about the terms arisen after the fiscal date. If these events are essential, the Group disclose the following information on each essential category of such events after the fiscal date: the character of the event and the valuation of its financial consequences or application.

8.1. Drawing up of the explanatory note.

8.1. The drawing up of the explanatory note to accounting as its integral part (par.5 of the Regulations on accounting "Accounting of the Company" PBU 4/99, approved by the order of the MF of RF from 6.07.1999, #43n), is conducted by the finance department, the department of capital account, law department, accounts department of the executive body of the Company on the basis of the calculations, information and explanations of the subsidiaries, representative office, subsidiaries and dependent companies.

8.2. The explanatory note reveals all the cases of breaking the rules of formation of the accounting, set by the current legal acts on keeping the accounting in Russian Federation, in the part of essential violations of the set rules of keeping the accounting and valuation of the articles of the balance sheet with explaining the reasons caused these violations and revealing the result , what data influenced the understanding of the financial condition of the Company, reflection of financial results of its activity and changes in its financial condition (par.25 PBU 4/99).

8.3. The explanatory note disclose the information about the following chapters:

- *accountant policy (with full coverage of all components, making an essential impact on valuation and decision taking by the users of accounting who have an interest in it) (par.11 PBU 1/98);*
- *explanations of the accounting and report on receipts and expenditures (par.27 PBU 4.99, par.133-143 of the Methodological recommendations about the procedure of accounting indexes formation, approved by the order of the MF of RF from 28.06.2000 #6n);*
- *events after the fiscal date (par.10 PBU 7/98);*
- *conditional facts of the economic activity (par.21 PBU 8/01);*
- *transactions with affiliated person (ch. II PBU 11/2000);*
- *information about segments (ch.IY PBU 12/2000);*
- *information about profit for one stock (ch.IY of the Methodological recommendations on disclosure of information and profit for one stock, approved by the prder of the MF of RF from 21.03.2000 #29n);*
- *the received state assistance (par.22 PBU 13/2000);*
- *received borrowing and credits (par.33 PBU 15/01);*
- *Information on phased out activity (par.11 PBU 16/02);*
- *Information on the costs on NIOKR (par.16 PBU 17/02);*
- *Information on financial investments (par.42 PBU 19/02);*
- *Information on profits tax calculation (par.25 PBU 18/02)*
- *Information on cumulative accounting (with accounting on subsidiaries and dependent companies).*

9. Organizational aspects of account policy.

9.1. Accounting and tax account of productive-economic activity is conducted in accordance with the unified improvement of corporate management policy and maintenance of software unification with plans of works on automation, the use of computer technologies, and getting the documents on the magnetic mediums and monthly printed out the main book and lists of the accounting.

9.2. Property and liabilities inventory is carried out in accordance with the Regulations on accounting in RF and the Methodological instructions on its implementation (the Order of the MF of RF from 13.06.95 #49).

The number of inventory in the fiscal year, dates, list of property and liabilities is set on separate orders of the Director General of the Company, directors of the subsidiaries and representative office with account of the terms of production procedure or when inventory is compulsory. The inventory of fixed assets is conducted not less than one time in three years, of library stock – once in five years. In special cases the inventory is conducted every year.

9.3. Reorganization (merger, separation, differentiation of separate affiliates in subsidiaries) is dated for the end of the fiscal period (year or quarter), with the compulsory drawing up of the statement and separating balance.

9.4. The original primary instruments on economic transactions at the subsidiaries and representative office are taken to accounting and kept in the places of their drawing up. According to art.17 of the Law "About accounting" original primary instruments, lists of accounting and accounting itself are kept in accordance with the typical retention period, not less than five years. The work plan of account of the accounting, other documents of account policy are kept not less than five years from the year when they were used to draw up the accounting for the last time.
Primary instruments, account lists, account reports and balances are subject to compulsory putting to record-keeping office. The retention periods are accounted from January 1 of the year following the year when the document was drawn up (according to the List of typical management documents of the activity of the companies, with retention periods mentioned, approved by Russian record-keeping office 06.10.2000 (with changes and additions from 27.10.2003)). A number of documents or a document concerning the same issue or the segment of activity are filed. Files are opened since the first document was included. Documents are included into the file only in one copy. Drafts and copies are not flied to the case. Documents of permanent and temporary character are grouped in separate cases.
In special cases the documents of different retention periods but referred to one issue are put in one file but after the decision was taken they regrouped again. Documents are grouped for one calendar year. The transient cases make an exception. Documents are put into case with all the appendixes and additional materials arisen while the question was discussed. Plan and accounting documentation (plans, bids, charts, reports and calculations) are put into the case of the year which it is referred to, regardless of the time and date.

The drawing up of accounting documents is conducted in accordance with nomenclature of cases – systematized list of cases, formed in the Company with retention periods mentioned in accordance with the General rules of archives' work (approved by the decision of Russian record-keeping office from 06.02.2002).

The cases which formation is prolonged till the next year keep the same number in the nomenclature.
In the end of the calendar year the total record is made about the categories and number of opened cases, where the total number of cases is mentioned as well as the cases of permanent retention period, temporary (more than 10 years) and temporary of up to 10 years retention period, and the number of transit cases.

The nomenclature is signed by the person, responsible for the record keeping, subscribed by the chief accountant and coordinated with the office and record-keeping office of the company.

10. Approval of the procedure of changes putting in the account policy of the Company:

10.1. Account policy of the Company changes only in the following cases:
-change of the Legislation of Russian Federation or legal acts on accounting;

- working out by the Company new methods of accounting keeping which presupposes more authentic facts of economic activity in the accounting or less labor-output ratio of the process without the decrease of the level of authenticity of the accounting process (change of the structure of the work plan of accounts during putting into operation of new program devices, work out of the methodology of the account of separate economic processes which have no legal regulation, etc.);

-major modification of the terms of the activity (reorganization, owners' replacement, change of the types of activity, force majeur, change of the internal structure (with no reorganization), etc.).

10.2. Change of account policy is introduced since January 1 of the year following the year of its approval by the correspondent order about the Company except for the cases when the legal act was drawn up during the year and is recommended to be implemented from the accounting of the current year.

APPENDIX № 2

JSC
"Kuzbassenergo"
consolidated (except
affiliated)

REFERENCE

on dividends accrual and pay off at 30.09.2006 .

rubles thousand

Period of dividends accrual, shareholders name	dividend accrued	tax and dividends paid and deducted	including												balance of dividends not paid by 30.09.2006
			1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	
2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
JSC "Kuzbassenergo"															
1994 year															
TOTAL	**11820**	**11820**	**6895**					**4923**		**2**	**0**	**0**			**0**
Including															
a) legal entities	5795	5795	870					4923		2					0
including RAO	5792	5792	869					4923							
b) natural persons	6025	6025	6025												
1995 year															
TOTAL	**24957**	**24927**		**1565**	**17099**	**5356**	**732**	**139**		**34**	**0**	**0**	**2**	**0**	**30**
Including															
a) legal entities	12268	12268		1565	4505	5347	719	106		26					0
including RAO	12237	12237		1565	4500	5347	719	106							0
b) natural persons	12689	12659			12594	9	13	33		8			2		30
2001 year															
TOTAL	**43037**	**42928**							**35189**	**7675**	**64**	**0**	**0**	**0**	**109**
including															
a) affiliated of the JSC KE	2078	2078							2078						0
b) third companies	1472	1472							1472						0
c) retirees	541	541							541						0

(общего собрания акционеров, общего собрания участников, совета директоров, правления), материальное стимулирование генерального директора.

Календарный график ревизионной проверки ДЗО ОАО «Кузбассэнерго»

	ДЗО	Дата проверки
1.	ОАО «Прокопьевскэнерго»	01.03.-12.03.2007
2.	ОАО «Кузбасская энергоремонтная компания»	26.02.-10.03.2007
3.	ОАО «ИАЦ «Кузбасстехэнерго»	15.02.-27.02.2007
4.	ЗАО МСЧ «ЦЗ «Энергетик»	26.02.-10.03.2007
5.	ЗАО «АТП «Кузбассэнерго»	15.02.-28.02.2007
6.	ОАО «Кузбассэнергосервис»	01.03.-12.03.2007

ДЗО	**ЗАО «АТП Кузбассэнер**	**ЗАО МСЧ «ЦЗ «Энерге**	**ОАО «ИАЦ «Кузбассте**

ОАО «Кузбасская энергоремонтная компания»	Лари	*Урва*	Мурс
ОАО «Кузбассэнергосервис»	Лари	*Шве*	*Хмел Влад*
ОАО «Прокопьевскэнерго»	Лари	*Иван*	*Улан*